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Filed Pursuant to Rule 424(b)(1)
File Number: 333-88646
File Number: 333-111248

12,180,000 Shares

Orbitz, Inc.

Class A Common Stock

          This is an initial public offering of shares of Class A common stock of Orbitz, Inc. Orbitz is offering 4,000,000 shares of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 8,180,000 shares. Orbitz will not receive any of the proceeds from the sale of the shares by the selling stockholders.

          Prior to this offering, there has been no public market for the Class A common stock. The Class A common stock has been approved for quotation on the Nasdaq Stock Market under the symbol "ORBZ."

          See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$26.00	$316,680,000
Underwriting discount	$1.625	$19,792,500
Proceeds, before expenses, to Orbitz	$24.375	$97,500,000
Proceeds, before expenses, to the selling stockholders	$24.375	$199,387,500

          To the extent that the underwriters sell more than 12,180,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,827,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on December 19, 2003.

Goldman, Sachs & Co.	Credit Suisse First Boston
Legg Mason Wood Walker Incorporated	Thomas Weisel Partners LLC

Prospectus dated December 16, 2003.

ORBITZ HAS TAKEN OFF
AND VISITING PLANET EARTH IS EASIER THAN EVER.
ORBITZ
Your Travel Mission Accomplished

Your Travel Mission Accomplished

A simple, consumer-friendly design

LABOR DAY HOTEL SALE
ORBITZ
Flights
Hotels
Cars
Cruises
Vacations
Deals
Customer Service
Travel Watch
My Stuff
SEE DEALS FOR
Summer savings
Flight deals starting at $65
NEW! DEAL DETECTOR
Always searching for your target price – Activate
ORBITZ CUSTOMER CARE
FLIGHT DEALS
OTHER TRAVEL
ORBITZ FOR BUSINESS
Low-cost travel management with the most low fares.
Save time and money on business travel.

Powerful Search Capabilities

- On our web site, consumers can search more than 2 billion fares and flights on more than 455 airlines, as well as rates at more than 45,000 hotel properties and 23 rental car companies

LABOR DAY HOTEL SALE
ORBITZ
Flights
Hotels
Cars
Cruises
Vacations
Deals
Customer Service
Travel Watch
My Stuff
FIND GREAT HOTELS IN THESE AREAS
Las Vegas
DON'T MISS THESE SPECIALS
Boston
New York
Chicago

A Full Range of Hotel Options

- Consumers can search by star rating, proximity to an address or landmark, or amenities to find a room that suits their individual needs
- Rapidly growing merchant hotel program

ORBITZ
Your Travel Mission Accomplished.

ORBITZ
Flights
Hotels
Cars
Cruises
Vacations
Deals
Customer Service
Travel Watch
My Stuff
Your Search
Lowest price
Departure times
Shortest flight
CHANGE SEARCH
$194 per person

ORBITZ
Flights
Hotels
Cars
Cruises
Vacations
Deals
Customer Service
Travel Watch
My Stuff
Chicago to Aruba vacations
CHANGE SEARCH

Helping Consumers Make Smart Choices

- *Search results on Orbitz are presented in our innovative, easy-to-read Matrix™ Display, so consumers can compare all their options at a glance*
- *Orbitz automatically checks other options and provides a Flight Tip if a small change to the consumer's itinerary will yield greater savings*

Simplifying Vacation Package Purchasing

- *Orbitz's Vacation Package Matrix™ Display brings a new level of ease and understanding to vacation shopping*
- *Only online packaging engine that displays multiple airline and hotel choices as initial search results*

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms "Orbitz," the "Company," "we," "us" and "our" refer to both Orbitz, Inc. and Orbitz, LLC and the term "fares" means air fares. This prospectus assumes the consummation of the "IPO Exchange," in which all membership units of Orbitz, LLC held by our Founding Airlines (as defined below) or their affiliates will be exchanged for ownership interests in Orbitz, Inc. See "Corporate History and Restructuring." This prospectus also reflects a 1-for-3 reverse split of Orbitz, Inc. common stock and Orbitz, LLC units, which was effective November 25, 2003, which we refer to as the 1-for-3 reverse stock split, assumes the automatic conversion of our outstanding Class C common stock into 605,767 shares of Class A common stock effective upon the consummation of the IPO Exchange pursuant to the terms of our certificate of incorporation and assumes that the underwriters do not exercise their option to purchase additional shares. In addition, this prospectus assumes the automatic conversion, effective upon the consummation of the IPO Exchange, of each option to purchase shares of our Class C common stock outstanding under our stock option plans into an option to purchase shares of our Class A common stock on a one-for-one basis.

Orbitz

          Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching our website, Orbitz.com, in June 2001, we have become the third largest online travel site based on gross travel bookings. We believe our rapid growth has been driven by our comprehensive display of fares and rates, our innovative technology, our consumer friendly website and our extensive supplier relationships. On our website, consumers can search over two billion fares and flights on more than 455 airlines as well as rates at over 45,000 lodging properties and at 23 car rental companies. Our search results are presented in an easy-to-use matrix display that provides what we believe to be the broadest selection of travel options available to consumers, enabling them to select the price and supplier that best meet their individual travel needs. Our agreements with leading airlines, together with our powerful technology, allow us to offer consumers what we believe to be the largest selection of low fares generally available to the public. We also have commercial agreements with leading suppliers of lodging and rental cars that offer consumers a wide array of competitive rates. Our revenues were $175.5 million and $172.1 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, and our net loss was $17.9 million and $1.4 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. For the quarter ended September 30, 2003, our revenues were $64.4 million and our net income was $3.9 million.

          We were formed by leading U.S. airlines to access the rapidly growing online travel industry, to address the need for an unbiased, comprehensive display of fares in a single location for consumers, and to establish a lower cost and unbiased distribution channel for air travel suppliers. Our original investors and founders were Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Subsequently, American Airlines joined as an investor. Collectively, we refer to these five investors as our "Founding Airlines." Following our formation, numerous U.S. and international airlines, including our Founding Airlines, have entered into distribution agreements with us, including charter associate agreements. Many of our suppliers provide us, on a non-exclusive basis, with their lowest fares generally available to the public and guaranteed minimum transaction fees. Our airline suppliers benefit from our low-cost distribution model, access to our large customer base and our unbiased display of fares.

          Our large customer base has also enabled us to establish relationships with leading hotels and car rental agencies that give us access to preferred rates at thousands of hotel properties and numerous car rental companies. In the third quarter of 2002, we launched our OrbitzSaver program, designed to provide consumers with a wide array of low-cost prepaid hotel rooms. Suppliers also benefit from OrbitzSaver rates due to fewer cancellations and the ability to sell under-utilized inventory. The OrbitzSaver program accounted for approximately 30% of the hotel rooms we sold in September 2003 and it includes hotel rooms sold through our Merchant Hotel initiative and under our agreement with Travelweb. We launched our Merchant Hotel initiative in March 2003, and hotels that participate in this program provide us room inventory directly at negotiated rates. Rooms sold under the Orbitz Merchant Hotel program on average generate over three times the amount of revenue per transaction compared to hotel rooms sold through traditional retail methods and under our agreement with Travelweb.

          We have also launched additional features and services designed to complement our core consumer offering. In August 2002, we launched our Supplier Link technology, which enables Orbitz to establish direct connections with air travel suppliers and bypass the traditional global distribution systems, or GDSs, when booking airline tickets. As a result, Supplier Link allows participating airlines to distribute tickets at a lower cost to them while generating increased profitability to us. Since the initiation of this program, we have implemented Supplier Link with five major domestic airlines, and during September 2003 approximately 40% of our air transactions were conducted using Supplier Link. In September 2002, we established Orbitz for Business, the first corporate product offered by an online travel agency. Orbitz for Business provides companies with the same functionality offered to our leisure customers while adding features to address the needs of both business travelers and corporate travel managers who administer travel policies. In August 2003, we launched our dynamic packaging product, which provides Orbitz with the ability to create and consumers with the ability to purchase a customized package involving air, hotel and other products in one transaction at one bundled price.

          Since our launch, over 19 million consumers have registered to use Orbitz.com, and we have conducted over 22 million travel transactions. In the quarter ended September 30, 2003, we sold $883 million in gross travel bookings.

Competitive Strengths

          Orbitz has the following competitive strengths that have enabled us to quickly become the third largest online travel service provider based on gross travel bookings.

  Strong Brand Recognition and Large Audience

          Orbitz brand awareness rivals that of our major competitors despite our more recent entrance in the market and lower overall marketing expenditures. We believe consumers associate the Orbitz brand with online travel leadership, ease of use and low fares and rates on travel transactions. According to comScore Media Metrix, Orbitz is one of the three most visited travel sites on the Internet with over 12 million unique visitors in October 2003. Our large customer base provides a significant distribution channel through which we can sell travel products and services.

  Value for Consumers

          Orbitz offers consumers a value proposition that we believe helps us attract new customers, retain existing customers and reinforce repeat booking activity. We believe our comprehensive display offers consumers the broadest selection of travel options, the largest selection of low fares generally available to the public and a wide array of competitive rates for other travel products. Our powerful search technology and easy-to-use website enable consumers to quickly evaluate a broad range of options through our innovative and intuitive matrix design and various search features, including Flex Search, Deal Detector and Travel Tips. Our personalized traveler care system alerts our customers to situations and events that could affect their travel plans.

  Value for Travel Suppliers

          We provide travel suppliers with significant value by distributing their products to our large customer base. We display air search results in an unbiased manner, in accordance with price and other search criteria. We also reduce supplier distribution costs by maintaining supplier-friendly terms and deploying cost-saving technologies, such as our Supplier Link program. Under our Supplier Link program, we believe that suppliers can save up to 70% compared to average GDS distribution costs.

  Innovative Technology Platform

          We employ search technology capable of quickly searching over two billion fares and flights on more than 455 airlines, as well as rates at over 45,000 lodging properties and at 23 car rental companies. Our technology platform gives consumers immediate access to what we believe to be the most comprehensive selection of travel options available to the public. Our system design is flexible and facilitates innovative technology initiatives, such as our matrix display, our Orbitz Merchant Hotel program, Supplier Link and our Flex Search capability.

  Low-cost Operations

          We built our operating infrastructure to minimize costs associated with each travel purchase. To achieve this goal, we focus on: low customer support costs and low fulfillment costs by maintaining an intuitive, easy-to-use website that minimizes telephone interaction; low customer acquisition costs through efficient performance-based marketing expenditures; low technology costs through our efficient technology platform; and controlled overhead costs through a highly disciplined focus on employee productivity and careful overhead expense management. Our revenues per employee were $885,000 for the 12 months ended December 31, 2002. We believe our revenues per employee are higher than those of our major online travel competitors based on information contained in their last available public filings.

Strategy

          Orbitz' objective is to grow profitably as a leading online distributor of travel products. The key elements of our strategy include the following:

  Increase Sales and Profitability of Non-air Travel Products

          We are a leader in the online sale of air travel. Airline tickets are generally the first product purchased as consumers make their travel plans. A key component of our strategy has been to leverage our leadership in the sale of air travel to sell other travel products and services, many of which offer higher profit margins than air travel products. We have launched several key initiatives to take advantage of this opportunity, including focusing on the marketing and cross-selling of hotels, car rentals and other non-air travel products. An important element of this strategy will be a continued focus on improving and building our Orbitz Merchant Hotel offering. We have also introduced our dynamic packaging product, which provides Orbitz with the ability to create and consumers with the ability to purchase a customized package involving air, hotel and other products in one transaction at one bundled price. We believe our Orbitz Merchant Hotel program and our dynamic packaging product allow Orbitz to take advantage of negotiated rates with travel suppliers that provide better prices to consumers and greater profitability to Orbitz.

  Retain Customers by Providing a Superior Experience

          Our website is easy to use and offers consumers what we believe to be the broadest selection of travel options, the largest selection of low fares generally available to the public and a wide array of competitive rates on other travel products. We believe these factors generate a high degree of customer loyalty and result in high customer retention rates. Other key initiatives to promote even higher customer retention include maintaining strong supplier relationships to ensure competitive inventory for our consumers, leveraging our technology to deliver site improvements that ensure ease of use and provide consumers with the ability to make informed choices, investing in technologies that will improve personalization across our site and developing our customer care capabilities to make travel more convenient.

  Capitalize on Innovative Technology Platform

          We will continue to capitalize on our strength in developing innovative technology to enhance relationships with suppliers. Specifically, we intend to grow our Supplier Link business, and to establish similar functionality in our lodging business by creating direct connections between Orbitz and hotels.

  Expand our Customer Base

          Our goal is to increase our customer base by acquiring new customers in a cost-effective manner and increasing our market share in the rapidly growing online travel industry. We intend to achieve this objective by emphasizing performance-based online advertising and other targeted marketing strategies, cost-effectively building our brand through traditional broadcast and print channels and generating increased transactions from existing customers through recognition and incentive programs. We also intend to expand our customer base by increasing our presence in corporate travel.

  Pursue New Business Opportunities

          We plan to use our innovative technology and our relationships with travel suppliers to expand into new business opportunities. These new business opportunities may include building our corporate travel business, expanding into international markets and developing a suite of additional tools specifically designed for use by travel agents.

Company Information

          You may contact us at our principal executive offices, 200 S. Wacker Drive, Suite 1900, Chicago, Illinois, 60606, or by telephone, (312) 894-5000. You may find us on the Web at Orbitz.com. We do not intend to incorporate by reference any information contained on our website into this prospectus, and you should not consider information contained on our website as part of this prospectus.

          Orbitz, the Orbitz design, the stylized "O" design and other trademarks or service marks of Orbitz appearing in this prospectus are the property of Orbitz. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by these other parties.

The Offering

Class A common stock offered by Orbitz	4,000,000 shares
Class A common stock offered by the selling stockholders	8,180,000 shares(1)
Common stock to be outstanding after the offering:
Class A common stock	12,785,767 shares
Class B common stock:
Series B-AA	6,733,847 shares
Series B-CO	3,549,669 shares
Series B-DL	5,206,897 shares
Series B-NW	5,045,549 shares
Series B-UA	6,733,847 shares

          Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder thereof.

Use of proceeds	We will use the proceeds for working capital and general corporate purposes. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. See "Use of Proceeds."
Voting rights:
Class A common stock	One vote per share.
Class B common stock
Ten votes per share on all matters submitted to a vote of our stockholders and one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class.
The holders of the Class B common stock are also entitled to separate approval rights for certain strategic corporate actions and transactions. See "Description of Capital Stock—Class B Common Stock."
Proposed Nasdaq Stock Market symbol	"ORBZ"

          The number of shares of Class A common stock to be outstanding after this offering excludes:

  •
  3,289,667 shares of Class A common stock currently reserved for issuance upon exercise of options under our 2000 Stock Plan, all of which are subject to outstanding options as of September 30, 2003 at an exercise price of $6.96 per share. No further awards will be made under our 2000 Stock Plan;

  •
  5,300,230 shares of Class A common stock currently reserved for issuance upon exercise of options under our 2002 Stock Plan, of which 2,614,829 shares are subject to outstanding options as of September 30, 2003 at a weighted average exercise price of $8.97 per share;

  •
      27,269,809 shares of Class B common stock, held by our Founding Airlines or their affiliates, which are convertible into the same number of shares of Class A common stock at any time by the holders thereof; and

  •
      434,782 shares of Series A non-voting convertible preferred stock, which are convertible into the same number of shares of Class A common stock at the option of the holder after five years from the date of their issuance. See "Description of Capital Stock—Series A Non-Voting Convertible Preferred Stock."

(1)
Excludes 1,827,000 shares eligible for sale upon exercise of the underwriters' option to purchase additional shares.

Summary Combined Financial Data

          The following tables summarize the combined financial data for our business. You should read these tables along with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus.

          We derived the summary combined statements of operations data for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002 and the summary combined balance sheet data as of December 31, 2001 and 2002, set forth below, from our audited combined financial statements included elsewhere in this prospectus. We derived the summary combined balance sheet data as of December 31, 2000 from our audited combined financial statements that are not included in this prospectus. We derived the summary combined statements of operations data for the nine months ended September 30, 2002 and 2003 and the summary combined balance sheet data as of September 30, 2003 from our unaudited interim combined financial statements included elsewhere in this prospectus. We derived the summary combined balance sheet data as of September 30, 2002 from our unaudited interim combined financial statements that are not included in this prospectus. In management's opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31,		Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands, except per share data)
Combined Statements of Operations Data:
Total revenues, net (1)	$—	$43,403	$175,510	$123,986	$172,143
Gross profit (loss)	—	(6,674)	101,075	66,255	118,573
Operating expenses:
Sales and marketing	7,204	51,517	72,851	54,507	83,396
Technology and development	12,436	31,747	26,530	18,875	19,953
General and administrative	22,784	14,588	19,674	14,656	16,217
Stock-based compensation*	429	976	878	670	1,007

Operating loss	(42,853)	(105,502)	(18,858)	(22,453)	(2,000)
Interest income	1,886	2,265	983	739	595

Net loss (2)	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)

Pro forma net loss (3)			$(23,548)		$(3,050)

Pro forma net loss attributable to common stockholders (3)			$(23,887)		$(3,304)

Pro forma net loss per share:
Basic and diluted			$(0.67)		$(0.09)

Pro forma weighted average shares (4)			35,544		36,188

*Stock-based compensation:
Sales and marketing	$—	$—	$—	$—	$333
Technology and development	—	93	7	7	35
General and administrative	429	883	871	663	639

Total stock-based compensation	$429	$976	$878	$670	$1,007

	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31,		Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$(31,243)	$(83,515)	$3,463	$(13,333)	$20,381
Investing activities	(21,909)	(20,644)	(5,212)	(3,288)	(6,742)
Financing activities	94,756	110,016	10,316	10,188	1,847

Net change in cash	$41,604	$5,857	$8,567	$(6,433)	$15,486

EBITDA (5)	$(42,721)	$(97,453)	$(6,282)	$(12,772)	$7,445
Gross bookings (6)	$—	$818,493	$2,566,612	$1,875,982	$2,516,204
	As of December 31,
				September 30, 2002	September 30, 2003
	2000	2001	2002
						As Further Adjusted (7)(8)
	Actual	Actual	Actual	Actual	Actual
	(in thousands)
Combined Balance Sheet Data, at End of Period:
Cash and cash equivalents	$41,604	$47,461	$56,028	$41,028	$71,514	$165,439
Working capital (current assets less current liabilities)	34,944	32,144	32,009	25,546	39,849	133,774
Total assets	64,640	89,325	95,613	92,307	113,655	207,580
Total equity	53,898	61,013	53,903	49,887	55,033	148,958

(1)
Revenues represent activities of Orbitz subsequent to the limited launch of our website in February 2001. Revenues include significant transactions with our Founding Airlines and certain of their affiliates. See further information about related party transactions at Note 8 to the combined financial statements appearing elsewhere in this prospectus.

(2)
No provision for income taxes is reflected as Orbitz, LLC is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to our Founding Airlines. Subsequent to the IPO Exchange, the income and losses of Orbitz, LLC will be allocated, directly and indirectly, to Orbitz, Inc. and profits and losses will be taxed at the corporate level.

(3)
Pro forma net loss includes approximately $5,673,000 and $1,645,000 of stock compensation expense for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which relates to a modification of our stock awards. A new measurement date for all stock awards occurred in April 2002 as a result of the restructuring transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Restructuring") and recognition of compensation expense related to unvested stock awards will begin upon consummation of the IPO Exchange. Compensation expense included in pro forma net loss has been recorded over the weighted average remaining vesting period of the modified options as if this offering occurred on January 1, 2002. Not reflected in the pro forma net loss is the nonrecurring compensation expense of $25,977,000 to be recognized at the time of the IPO Exchange related to vested stock awards.

  Pro forma net loss attributable to common stockholders reflects an increase of pro forma net loss for dividends on the Series A non-voting convertible preferred stock of $339,000 and $254,000 for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(4)
Pro forma net loss per share is based on the weighted average number of shares of common stock outstanding after giving effect to the IPO Exchange, the automatic conversion of our Class C common stock to Class A common stock upon consummation of the IPO Exchange and the 1-for-3 reverse stock split.

(5)
While we believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is an important financial measure, it is not intended to represent cash flow for the period, is not presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, or GAAP. We believe that EBITDA is a useful supplement to net income (loss) and other operating statement data to help investors understand our ability to generate cash flows from operations that are available for taxes, debt service and capital expenditures. A reconciliation of net income (loss), the most directly comparable GAAP measure, to EBITDA for each of the fiscal periods indicated is as follows:

	February 24, 2000 (date of inception) through December 31, 2000	Year Ended December 31,		Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands)
Net loss	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)
Interest income	(1,886)	(2,265)	(983)	(739)	(595)
Income tax expense	—	—	—	—	—
Depreciation and amortization expense	132	8,049	12,576	9,681	9,445

EBITDA	$(42,721)	$(97,453)	$(6,282)	$(12,772)	$7,445

(6)
"Gross bookings" is an operating statistic that represents the total value of travel booked through our website, including taxes and fees, but net of reported cancellations. We believe that gross bookings is a useful measure for investors to analyze the growth of travel bookings on our website.

(7)
The combined balance sheet data set forth above on an "as further adjusted" basis reflects the IPO Exchange and the issuance of 4,000,000 shares of Class A common stock at the initial public offering price of $26.00 per share and the receipt of the offering proceeds to us after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if these events occurred on September 30, 2003.

(8)
Subsequent to the IPO Exchange, we will be taxed as a C corporation rather than as a partnership. The resulting deferred tax assets, which relate to the period prior to the IPO Exchange, will be offset by a full valuation allowance as we have determined that it is more likely than not that the deferred tax assets will not be realized.

RISK FACTORS

          You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In this case, the trading price of our Class A common stock could decline and you may lose all or part of your investment in our Class A common stock.

Risks Related To Our Business

          Because we have a limited operating history, it is difficult to evaluate our business and prospects.

          Our business began operations in February 2000 and we launched our online travel service in June 2001. As a result, we have only a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries, such as the online travel industry. Some of these risks relate to our ability to:

  •
  attract and retain customers on a cost-effective basis;

  •
  expand and enhance our service offerings;

  •
  operate, support, expand and develop our operations, our website, our software and communications and other systems;

  •
  diversify our sources of revenue;

  •
  maintain adequate control of our expenses;

  •
  raise additional capital;

  •
  respond to technological changes;

  •
  respond to litigation;

  •
  respond to regulatory changes or demands; and

  •
  respond to competitive market conditions.

          If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition or results of operations may suffer.

          We have a history of operating losses and may incur losses in the future.

          Since our inception in February 2000, we have reported operating losses each year. Our operating losses were $42.9 million from the period of inception through December 31, 2000, $105.5 million and $18.9 million for the years ended December 31, 2001 and 2002, respectively, and $2.0 million for the nine months ended September 30, 2003. We may continue to incur operating losses, and we cannot assure you that we will be profitable in future periods. Historically, most of our financing came through contributions from our Founding Airlines and their affiliates. The Founding Airlines and their affiliates have no obligation to make further investments in us, and we do not anticipate that they will do so.

          Under our business plan, we will continue to incur significant sales and marketing expenses to expand our customer base. Accordingly, we will need to increase our revenues at a rate greater than our expenses to maintain profitability. We cannot predict whether we will maintain profitability in future periods. If our business does not expand enough to increase our revenues sufficiently, or even if our business does expand but we are unable to manage our expenses, we may not sustain profitability in future periods.

          Our growth cannot be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

          Our business strategy is dependent on the growth of our business. For us to achieve significant growth, consumers and travel suppliers must accept our website as a valuable commercial tool. Consumers who have historically purchased travel products through traditional commercial channels, such as using local travel agents and calling suppliers directly, must instead purchase these products on our website. Similarly, travel suppliers will also need to accept or expand their use of our website and to view our website as an efficient and profitable channel of distribution for their travel products.

          Our growth will depend on our ability to broaden the range of travel products we offer. For the year ended December 31, 2002 and the nine months ended September 30, 2003, we derived 76% and 66%, respectively, of our revenues from airline ticket sales. Our business strategy is dependent on expanding our revenues from lodging, car rentals, cruises, vacation packages, corporate travel and other travel related products. Key components of this strategy include the growth of our hotel business, particularly our Orbitz Merchant Hotel program, and the dynamic packaging product that we have developed. See "—Our business plans call for the significant growth of our hotel business, and we may be unsuccessful in managing or expanding that business" and "—If we are unable to improve the competitiveness of our hotel inventory from Travelweb, or supplement it with Orbitz Merchant Hotel inventory, our business may suffer." We cannot assure you that our efforts will be successful or result in increased revenues, higher margins or continued profitability.

          Our growth is also dependent on our ability to broaden the appeal of our website to business and other travelers. Although we launched an Orbitz for Business service directed at corporate users in September 2002, we have limited experience with corporate travel, and our ability to offer products and services that will attract a significant number of business travelers to use our services is not certain. If any of these initiatives is not successful, our growth may be limited and we may be unable to maintain profitability.

          Our growth is also dependent on our ability to enhance our relationship with suppliers, particularly through our Supplier Link program. This program allows us to bypass global distribution systems, or GDSs, the traditional computerized reservation systems, and approximately 40% of our total paid air transactions for the month ended September 30, 2003 were processed using Supplier Link. We cannot assure you that a large number of airline suppliers will be willing to enter into, or remain in, a Supplier Link relationship with us, or that these direct links will enable us to increase our revenue or lower our operating costs. Even if we are successful at attracting and retaining airline suppliers to our Supplier Link program, we may face technical or economic constraints that prevent us from maximizing the number of bookings we can fulfill using this technology. See "—The terms of our agreement with Worldspan may limit the growth of our Supplier Link business."

          Our plans to pursue other opportunities for revenue growth and cost reduction, which we describe in "Business—Strategy," are at an early stage, and we cannot assure you that our plans will be successful or that we will actually proceed with them as described.

          Adverse changes or interruptions in our relationships with travel suppliers could affect our access to travel offerings and reduce our revenues.

          We rely on charter associate agreements or other participation or commission agreements with our airline suppliers, and these agreements contain terms that could affect our access to airline inventory and reduce our revenues. In particular, our charter associate agreements with our Founding Airlines, which accounted for approximately 72% of our air supplier transaction fees during the nine months ended September 30, 2003, are terminable by each of the Founding Airlines upon 30 days notice to us, subject to the restriction set forth in the stockholders agreement that such agreements or similar commercial agreements not be terminated for a period of two years from the date of this offering. Most of the remaining relationships we have with airline suppliers are freely terminable by the supplier, or will become so within the next year. None of these arrangements is exclusive and airline suppliers could enter into, and in some cases may have entered into, similar agreements with our competitors.

          In addition, we are dependent for lodging and car rental inventory on arrangements with our lodging and car rental suppliers under which these suppliers provide us inventory and compensate us on a commission basis. These arrangements are short-term in nature and in some cases unwritten.

          We cannot assure you that our arrangements with travel suppliers will remain in effect or that any of these suppliers will continue to supply us with the same level of access to inventory of travel offerings in the future. If our access to inventory is affected, or our ability to obtain inventory on favorable economic terms is diminished, it could have a material adverse effect on our business, financial condition or results of operations.

          We will continue to be controlled by our Founding Airlines or their affiliates, who may have strategic interests that differ from those of our other stockholders.

          Our Founding Airlines or their affiliates will continue to hold a majority of our voting power and their designees will continue to comprise a majority of our board. Our Founding Airlines may have strategic interests that are different than ours. Upon completion of this offering, our Founding Airlines or their affiliates will beneficially own, in the aggregate, approximately 68% of our outstanding common stock (or approximately 64% of our common stock if the underwriters' option to purchase additional shares is exercised in full), and, through the exercise of certain supermajority voting rights accorded to them in our corporate governance documents, will control approximately 96% of the voting power of all shares of voting stock (or approximately 95% of the voting power if the underwriters' option to purchase additional shares is exercised in full).

          In addition, our Founding Airlines have indicated that they intend to file a Schedule 13G with the Securities and Exchange Commission following the completion of this offering to report their Orbitz holdings as a group. As a result, under a "controlled company" exception to Nasdaq's independence requirements, we would be exempt from an obligation to maintain a majority of independent directors on our board and instead could continue with a majority of directors affiliated with our Founding Airlines. In addition, directors affiliated with our Founding Airlines could continue to oversee the director nomination and executive compensation functions.

          For the foreseeable future, to the extent that some or all of our Founding Airlines or their affiliates vote similarly, they will be able to exercise control over all matters requiring approval by the board of directors or our stockholders, and this power may be expected to continue even if our Founding Airlines or their affiliates own a minority economic interest in Orbitz. As a result, they or their affiliates will be able to:

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  control the composition of our board of directors, including the right to select six of the nine members of our board (one of whom is our chief executive officer) and the ability to nominate the remaining three directors and vote their shares to elect (together with the holders of Class A common stock) them;

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  control our management and policies; and

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  determine the outcome of significant corporate transactions, including changes in control that may be beneficial to stockholders.

          In addition, our corporate governance documents and our stockholders agreement with our Founding Airlines or their affiliates provide them with a greater degree of control and influence in the operation of our business and the management of our affairs than is typically available to stockholders of a publicly-traded company. In particular, our corporate governance documents and the stockholders agreement with our Founding Airlines or their affiliates provide that:

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  Orbitz cannot issue common stock or other securities without the vote of two-thirds of its directors and, for issuances of securities with voting rights greater than one vote per share, without the further approval of the holders of three-fourths of the voting power of the Class B common stock then outstanding entitled to supervoting rights;

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  Orbitz cannot enter into any transaction involving any merger, acquisition, consolidation, reorganization or issuance of securities as a result of which our Founding Airlines or their affiliates would own less than a majority of the voting power of the successor or surviving entity, without the approval of the holders of two-thirds of the voting power of the Class B common stock then outstanding entitled to supervoting rights; and

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  Orbitz cannot sell, or contract for the lease or license of, all or substantially all of its assets or sell, or contract for the lease or license of, all or a substantial portion of the assets or business of any of its controlled affiliates, if the assets sold, leased or licensed generate more than 20% of its consolidated net revenues or consolidated income, without the approval of the holders of two-thirds of the voting power of the Class B common stock then outstanding entitled to supervoting rights.

          These restrictions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit shareholder value by preventing a sale of Orbitz. The terms of our certificate of incorporation are more fully described in "Description of Capital Stock."

          We are controlled by our Founding Airlines and conflicts of interest with and among them could impede our business strategy and hurt our business.

          Our Founding Airlines and their affiliates will be able to act in each of their own interests, which may conflict with, or be different from, the interests of other stockholders who do not maintain a commercial relationship with Orbitz. For the foreseeable future, we expect a majority of our directors will be senior employees of our Founding Airlines. Our Founding Airlines compete with each other in the operation of their respective businesses and can be expected to have individual business interests that may conflict with those of the other Founding Airlines. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our Founding Airlines. In addition, our certificate of incorporation and stockholders agreement expressly provide that holders of our Class B common stock may have other business interests and may engage in any other businesses, including businesses similar to ours, except for restrictions on specified investments that expire two years after the consummation of this offering. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects. The terms of our certificate of incorporation and stockholders agreement are more fully described in "Description of Capital Stock" and "Certain Relationships and Related Party Transactions—Stockholders Agreement," respectively.

          Our relationships with our Founding Airlines have subjected Orbitz to significant litigation and regulatory scrutiny, which may continue.

          As an enterprise founded and controlled by horizontal airline competitors, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by our competitors.

          During the last several years, we have been reviewed or investigated by a number of federal and state regulators. In July 2003, the Antitrust Division of the Department of Justice completed an investigation of us and our Founding Airlines that it commenced in 2000 and concluded that our business has not harmed consumers or reduced competition. In December 2002, the Department of Transportation issued the results of a review of our business and operations, and did not find evidence that Orbitz' operations had an anti-competitive effect on the marketplace for air travel. Our business and operations were under longstanding informal review by a working group of Attorneys General from various states, the last of which ended their inquiry in July 2003 without taking action adverse to us. In late 2002, a commission created by Congress to study the economic status of travel agents and impediments to the flow of travel information concluded its review, which included an examination of Orbitz' impact on traditional travel agents and consumers, without taking action adverse to us.

          We remain at risk that other or similar regulatory investigations could commence in the future. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, industry agreements, conduct or practices or our relationships with our Founding Airlines and governmental or additional private lawsuits against us, any of which could materially harm our revenue, impair our ability to provide access to the broadest range of low fares and impact our ability to grow and compete effectively.

          We expect that our competitors will continue to engage in lobbying and other activities, with the objective of generating negative publicity about Orbitz and pressing legislation or regulation that could be harmful to us. These activities may result in private or governmental litigation against Orbitz, further investigations of our business by various governmental authorities or the adoption of laws and regulations that make it more difficult for us to compete effectively, particularly as we implement new initiatives designed to enhance our competitive position.

          The continued involvement of our Founding Airlines on our board of directors and as stockholders may result in litigation and regulatory scrutiny of our business. For example, Orbitz is a defendant in a putative class action lawsuit filed in April 2002 by some offline travel agents against Orbitz and several of our Founding Airlines. See "Business—Legal Proceedings." The plaintiffs in this case allege anti-competitive conduct and seek treble damages and injunctive relief, including:

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  the dissolution of Orbitz or, in the alternative,

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  that the defendant airlines make all their fares available to offline travel agents, all Founding Airlines or their affiliates sell their stock in Orbitz, and all our airline charter associate agreements be revised.

          Although unsuccessful, offline travel agents also petitioned the Department of Transportation, or DOT, for similar injunctive relief in March 2002 alleging anti-competitive practices. Our competitors could file additional lawsuits alleging anti-competitive conduct against us in the future.

          The activities described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition or results of operations.

          Restrictions on our ability to sell air travel in an "opaque" or "biased" manner may limit our growth.

          Our bylaws limit our ability to market, sell and service air travel products in an "opaque" manner and prevent us from displaying our air fares in a "biased" manner, or acquiring a company that engages in either activity. "Opaque" refers to the sale of travel where the customer is not able to see one or more items of important information, such as the identity of the travel provider, or arrival or departure times, until the transaction is completed. "Bias" refers to the practice of favoring one travel supplier over another on the basis of commissions paid, fee overrides or other factors unrelated to price or the customer's choice. Our charter associate agreements contain similar provisions. Under our bylaws, any change in the scope of our business to provide information concerning air travel products to customers in an opaque or biased manner requires the following approvals:

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  on or prior to May 8, 2010, the unanimous approval of each holder of our Class B common stock that (1) is, or within the six months prior to the approval being sought was, a party to a commercial agreement with Orbitz, pursuant to which such holder of Class B common stock has agreed to provide Orbitz with published fare and inventory information for air transportation for inclusion and sale on our website, (2) terminated such an agreement due to an uncured default by Orbitz or (3) owns 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event); and

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  after May 8, 2010, the unanimous approval of each holder of our Class B common stock, so long as the holders of our Class B common stock own, in the aggregate, at least 20% of the voting power of all outstanding shares of our capital stock.

          At consummation of this offering, this would require approval of all of our Founding Airlines or their affiliates. These restrictions may limit our ability to expand the scope of our business and improve our margins in ways that are available to some of our competitors.

          Our Founding Airlines are not prevented from selling to consumers through their own websites or third-party websites and may be able to establish new competitors to Orbitz.

          Our five Founding Airlines collectively represented approximately 73% of the airline tickets sold through Orbitz and 72% of our air supplier transaction fees during the nine months ended September 30, 2003. Our Founding Airlines offer travel products, including Web-only fares, through their own websites and other distribution channels and offer some features, such as mileage bonus awards redemption, that we do not currently offer. Our Founding Airlines are not barred under their relationships with us from selling directly to consumers, and these parties may continue to operate their own businesses in a manner that could divert customers and revenues from us. Furthermore, one of our Founding Airlines has an ownership interest in priceline.com, and our Founding Airlines may make other investments in travel businesses, subject to restrictions in our stockholders agreement. Our stockholders agreement limits the ability, for the period ending two years after the consummation of this offering, of any holder of our Class B common stock or its affiliates to act in concert with two or more other holders of Class B common stock or their respective affiliates to acquire beneficial ownership of more than 10%, in the aggregate, of a third party that offers the direct sale to consumers of air travel products predominantly through an Internet site. However, nothing in our agreements with our Founding Airlines would prevent them individually or acting in concert with only one other Founding Airline from organizing or investing in a separate company, similar to Orbitz, for the purpose of competing with us or from pursuing corporate opportunities that might be attractive to Orbitz. After the expiration of the two-year period described above, this investment restriction will lapse. Our charter associate agreements with our Founding Airlines are terminable upon 30 days notice to us, subject to the restriction set forth in the stockholders agreement that such agreements or similar commercial agreements not be terminated for a period of two years from the date of this offering.

          None of our other charter associates or other travel suppliers is prevented from selling directly to consumers, organizing or investing in a separate company similar to Orbitz or pursuing corporate opportunities that might be attractive to Orbitz.

          The terms of our agreement with Worldspan may limit the growth of our Supplier Link business.

          We have agreed with Worldspan, a GDS, that we will direct to Worldspan's system all airline and car rental bookings made through our website, with the exception of bookings transacted using our Supplier Link technology. See "Certain Relationships and Related Party Transactions—Agreements with Worldspan." Under our agreement, Orbitz is obligated to meet quarterly minimum volume guarantees totaling 16,000,000 segments on an annual basis for air and car transactions for any year in which we utilize Supplier Link technology for either travel product, with a similar, but separate, volume guarantee applicable to car transactions alone that would apply if we were using Supplier Link technology for car transactions. If we do not meet specific quarterly thresholds, we must pay Worldspan a segment fee of $1.78 for each segment that we fall short. Our current business plans contemplate the expansion of our Supplier Link program to include additional airlines. However, unless we are able to sufficiently increase our number of bookings, or modify the terms of the agreement with Worldspan, it will be necessary for us to control the number of Supplier Link segments we can complete in a particular year, and instead direct some of these transactions to Worldspan, if we wish to avoid making these segment fee payments to Worldspan. As described further under "Certain Relationships and Related Party Transactions—Supplier Link Agreements", we intend to modify our Supplier Link agreements in a manner that would limit expansion of Supplier Link in the near term. If we were to make segment fee payments or avoid them by limiting the number of Supplier Link segments processed in a particular year, it could prevent us from profitably growing that business or have an adverse effect on our relations with Supplier Link participants.

          Our business relationship may be adversely affected by a service level dispute with Worldspan.

          Under our agreement with Worldspan, they are required to satisfy specific service level obligations concerning the availability of their service. We believe that Worldspan failed to satisfy these obligations earlier in 2003. Under the agreement, we believe these service level defaults entitle us to terminate the relationship, and we advised Worldspan that we may exercise our right to terminate if the parties cannot resolve the situation commercially. In response, Worldspan has notified us that they believe their performance complied with their service level obligations during the period in question. Worldspan believes our delivery of a termination notice was wrongful, and that their business, their reputation and their ability to raise capital suffered as a result. Thus, there is a risk that Worldspan could assert legal claims against us based on damages they claim we caused to their business. Although we believe such claims would be without merit, and we would expect to defend them vigorously, they could, if brought, be expensive and time-consuming to resolve and be decided or settled in a manner that could have a material adverse effect on our business or financial results. If, as a result of judicial determination or otherwise, we were to discontinue our relationship with Worldspan, we would be required to obtain GDS service from an alternate provider. Although Worldspan is required, as a matter of contract, to provide transitional assistance following a termination, there is a risk that such assistance would be insufficient. If we were required to switch to a different GDS provider, the transition could cause material interruption to, or affect the quality of, our service and could have a material adverse effect on our business or financial results.

          In connection with this dispute with Worldspan and at the request of certain of our stockholders, our Board of Directors and stockholders have amended our Certificate of Incorporation to provide that, without the consent of each series of our Class B Common Stock, we will not terminate or attempt to terminate, or provide notice declaring Worldspan in breach or default under our agreement with them, either in litigation or otherwise, in any case, based upon the service level dispute. Furthermore, without their consent, we will not raise the issue of the dispute in any litigation involving Worldspan, except in defense (including an affirmative defense) of any claim for damages or injunctive relief, crossclaim or counterclaim asserted by Worldspan. We do not expect that the holders of the Class B common stock would grant such approval if so requested. This restriction may adversely affect our ability to resolve our dispute with Worldspan in a manner advantageous to us. An adverse outcome of this dispute, whether in litigation or otherwise, could adversely affect our financial and operating position, as described above.

          We operate in a highly competitive market, and we may not be able to compete effectively.

          The market for travel products is intensely competitive. We compete with a variety of companies with respect to each product or service we offer, including:

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  InterActiveCorp, an interactive commerce company, which owns or controls numerous travel-related enterprises, including Expedia, an online travel agency, Hotels.com, a distributor of online lodging reservations, Hotwire, a wholesaler of airline tickets, lodging and other travel products, and Ticketmaster and Citysearch, both of which offer destination information and tickets to attractions;

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  Sabre Holdings, which owns Travelocity, an online travel agency, GetThere, a provider of online corporate travel technology and services, and the Sabre Travel Network, a GDS;

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  Cendant, a provider of travel and vacation services, which owns or controls the following: Galileo International, a worldwide GDS; Cheap Tickets, an online travel agency; Lodging.com, an online distributor of hotel rooms; Howard Johnson, Ramada Inns, and other hotel franchisors; Avis and Budget car rental companies; and other travel-related brands;

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  other consolidators and wholesalers of airline tickets, lodging and other travel products, including priceline.com and Travelweb;

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  travel agencies targeting the corporate market, such as American Express, Navigant, TQ3/Maritz, World Travel Partners and Carlson Wagonlit, which compete against our Orbitz for Business service;

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  other local, regional, national and international traditional travel agencies servicing leisure and business travelers; and

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  operators of other GDSs, which control the computer systems through which travel reservations historically have been booked.

          Many of our competitors have longer operating histories, larger customer bases, more established brands and significantly greater financial, marketing and other resources than we do. Some of our competitors benefit from vertical integration with GDSs. In particular, we believe our two primary competitors in the online travel products market to be Expedia and Travelocity, which have each operated their respective businesses for significantly longer than Orbitz and may benefit from greater market share, brand recognition, product diversification, scale and operating experience than we do. In addition, Expedia and Travelocity, unlike Orbitz, have each established exclusive relationships as preferred travel partners for widely used Internet destinations such as America Online, MSN and Yahoo!. These arrangements, and similar relationships Expedia and Travelocity may be able to secure in the future, could provide them with a significant advantage in obtaining new customers. Furthermore, the flexibility of being able to provide biased displays for fares may provide Expedia, Travelocity and other competitors an opportunity to receive additional incentive payments from their suppliers. We expect Expedia and Travelocity will devote significant financial and operating resources to maintain their respective positions in the online travel products market.

          We expect existing competitors and business partners and new entrants to the travel business to constantly revise and improve their business models in response to challenges from competing Internet-based businesses, including ours. For example, firms that provide services to us and our competitors may introduce pricing or other business changes that adversely affect Orbitz' attractiveness to suppliers in favor of our competitors. Similarly, some of our airline suppliers have recently entered into arrangements with GDS providers containing "most favored nations" obligations in which they have committed, in exchange for reduced GDS booking fees, to provide to the GDS and its subscribers, including some of our online travel agency competitors, all fares the supplier offers to the general public through any distribution channel. The effect of these arrangements may be to preclude Orbitz from successfully bargaining for superior airline inventory or other promotional advantages, and to reduce the relative attractiveness of Orbitz as a low cost distribution channel for these airlines. If Expedia, Travelocity or other travel industry participants introduce changes or developments we cannot meet in a timely or cost-effective manner, our business may be adversely affected. We cannot assure you that we will be able to effectively compete with Expedia, Travelocity or with other travel industry providers.

          In addition, consumers frequently use our website for route pricing and other travel information, and then may choose to purchase travel products from a source other than our website, including travel suppliers' own websites. Many travel suppliers, including our Founding Airlines and other airlines, lodging, car rental companies and cruise operators, also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites. In many cases, these competitors offer advantages, such as bonus miles or lower transaction fees, that we do not or cannot provide to consumers. In addition, the airline industry has experienced a shift in market share from full-service carriers, such as our Founding Airlines, to low-cost carriers that focus primarily on discount fares to leisure destinations. Some low-cost carriers, such as Southwest and JetBlue, do not distribute their tickets through Orbitz or other third-party intermediaries.

          Our business plans call for the significant growth of our hotel business, and we may be unsuccessful in managing or expanding that business.

          We are dependent on our hotel business as a significant source of growth for our business. We have less experience than our competitors in the area of hotels, and we remain subject to numerous risks in the operation and growth of that business. Our hotel strategy is particularly dependent on our ability to obtain an adequate inventory of hotel rooms to offer under our OrbitzSaver model, which requires pre-payment by the consumer at the time of booking. To procure this prepaid inventory, we currently rely on a third-party relationship with Travelweb and on internal sales efforts under our Orbitz Merchant Hotel program.

          Our strategy calls for us to increase the number of hotel rooms we can offer under our Orbitz Merchant Hotel program based on merchant arrangements we make directly with individual hotel properties and independent chains. Under the Orbitz Merchant Hotel program, we receive inventory directly from a hotel at a negotiated rate, and we determine the retail price at which we choose to offer it to the consumer. We believe that acting as merchant under this model will allow us to achieve higher revenues per transaction. However, there are significant risks associated with our Orbitz Merchant Hotel program. Because we did not begin this program until March 2003, we have limited experience with its operation and we cannot assure you that we will be successful in signing up important hotel properties in a sufficient number of domestic or international geographical markets. In addition, we may be unable to achieve our financial objectives for the Orbitz Merchant Hotel program, especially if economic conditions improve or competition increases. Many hoteliers utilize merchant arrangements with Orbitz and our competitors as a channel to dispose of excess hotel room inventory at wholesale rates. If economic conditions create increased demand for hotel rooms, hotel managers may increase the negotiated rates at which they provide that inventory to Orbitz. Similarly, heightened competition from our competitors' own merchant rate programs may result in increases in negotiated rates for merchant rate inventory. Either of these events would be expected to exert downward pressure on the margins we can achieve from our merchant hotel business, and could have a material adverse effect on our hotel business.

          If we are unable to improve the competitiveness of our hotel inventory from Travelweb, or supplement it with Orbitz Merchant Hotel inventory, our business may suffer.

          Under our agreement with Travelweb, Orbitz receives prepaid inventory from Travelweb founders and other participating chains and properties for display on our website. Travelweb was formed by Pegasus Solutions and by several leading hotel chains, including Hilton, Hyatt, Intercontinental, Marriott and Starwood and acts as a reseller of hotel inventory provided by these and other participating chains. Under this relationship, Travelweb sets the consumer prices for this inventory and pays us a commission for each hotel room. Under an agreement scheduled to expire in July 2005, Travelweb has the exclusive right to provide us with lodging inventory for prepaid bookings at any of its participating chains and to set the room rates, and has an obligation to provide hotel room inventory at consumer rates that meet or beat at least 70% of the time those at which similar accommodations are concurrently offered on Hotels.com, Expedia and other competitors of ours. We believe that Travelweb has not complied with these competitive rate obligations under the agreement, and as a result, we have notified Travelweb of their default. If this default is not cured, we believe we are entitled to exercise our termination right on this basis. In response, Travelweb commenced a legal action against us seeking to compel Orbitz to remain in the agreement and to cease our unilateral efforts to supplement the prepaid hotel inventory through direct relationships with Travelweb's participating chains. If we are unable to exercise our termination right and we are not permitted to continue direct relationships with Travelweb's participating chains, it could have a material adverse effect on our Orbitz Merchant Hotel business. Please see "Business—Our Business—Orbitz.com—Reservations—Lodging" for a further description of the Travelweb agreement and "Business—Legal Proceedings" for a further discussion of the Travelweb dispute.

          A reduction in transaction fees or the elimination of commissions paid by travel suppliers could reduce our revenues. The minimum transaction fees many of our airline suppliers have agreed to pay to us decrease in amount each year over the term of our charter associate agreements.

          For the year ended December 31, 2002 and the nine months ended September 30, 2003, 26% and 20%, respectively, of our revenues came from the transaction fees paid directly by travel suppliers for airline bookings made by our customers through our online travel service. Where we have charter associate agreements with airline suppliers, these agreements obligate the airline to pay us transaction fees on published fares that are not less than certain agreed-upon floor rates for tickets sold on the Orbitz website. These minimum transaction fees decrease in amount each year and are scheduled to decline approximately 27%, 28% and 30% on an annual basis each June 1, beginning in 2004, and become constant thereafter. It is unlikely that any of our charter associate airlines will choose to pay us transaction fees above the minimum levels specified in our contracts. Furthermore, our charter associate agreements have defined durations, and we cannot assure you that our transaction fees will not be reduced or eliminated in the future or will be competitive with market terms during the duration of the agreements.

          A portion of our revenues are dependent on consumer service fees.

          For the year ended December 31, 2002 and the nine months ended September 30, 2003, approximately 20% and 22%, respectively, of our revenues were derived from consumer service fees. We charge our customers a $6 consumer service fee each time they purchase an airline ticket on our website, and beginning in late August 2003, we have increased this fee to $10 for all international markets other than Canada, Mexico and the Caribbean. Although traditional travel agencies and many other online travel companies (including our principal competitors) charge consumer service fees, some other travel websites, including the websites of our travel suppliers, do not charge a service fee and many of our suppliers' sites offer benefits, such as frequent flier miles, that we cannot provide. If we were required by competitive forces to reduce or eliminate our service fee, our revenues could decline as a result.

          If we fail to attract and retain customers in a cost-effective manner, our ability to grow and become profitable may be impaired.

          Our business strategy depends on increasing our overall number of customer transactions in a cost-effective manner. In order to increase our number of transactions, we must attract new visitors to our website, convert these visitors into paying customers and capture repeat business from existing customers. Similarly, our corporate travel offering is dependent on enlisting new corporate customers and attracting their travel booking activity online to Orbitz. For the year ended December 31, 2002 and the nine months ended September 30, 2003, we incurred sales and marketing expenses of $72.9 million and $83.4 million, respectively. Although we have spent significant financial resources on sales and marketing and plan to continue to do so, there are no assurances that these efforts will be cost effective at attracting new customers or increasing transaction volume. In particular, we believe that rates for desirable advertising and marketing placements are likely to increase in the foreseeable future, and we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments. Additionally, we have limited experience in marketing to corporate users. If we do not achieve our marketing objectives, our ability to grow and become profitable may be impaired.

          Interruptions in service from third parties or transitions to new service providers could impair the quality of our service.

          We rely on third-party computer systems and other service providers, including the computerized central reservation systems of the airline, lodging and car rental industries, to make airline ticket, lodging and car rental reservations and credit card verifications and confirmations. Currently, approximately 60% of our airline ticket transactions are processed through Worldspan's systems, and approximately 70% of our hotel room transactions are processed through Pegasus. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. In the past, third parties, including Worldspan and Pegasus, have suffered system outages that have adversely affected our ability to offer our travel services or to process booking transactions. Any future interruption in these, or other, third-party services or a deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely. We work with many vendors in the telecommunications industry, including MCI, Ameritech, AT&T, Sprint and Cable & Wireless. That industry is continuing to experience a severe economic downturn. If our arrangements with any of these third parties is terminated or if they were to cease operations, we might not be able to find an alternate provider on a timely basis or on reasonable terms, which could hurt our business.

          We rely on relationships with licensors for key components of our software. We also hire contractors to assist in the development and maintenance of our systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software licenses and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition or results of operations.

          For all our service providers, we attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing terms in our contracts with them. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

          Our success depends on maintaining the integrity of our systems and infrastructure.

          In order to be successful, we must provide reliable, real-time access to our systems for our customers and suppliers. As our operations grow in both size and scope, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, financial condition or results of operations.

          Our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose customers.

          Our operations face the risk of systems failures. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, computer hacking break-ins, earthquake, terrorism and similar events. The occurrence of a natural disaster or unanticipated problems at our facilities in Chicago or locations of key vendors such as Hitachi, ITA, MCI, AT&T, Oracle, Sun, Compaq, Worldspan or Pegasus could cause interruptions or delays in our business, loss of data or render us unable to process reservations. We are particularly dependent on Oracle, Sun and Hitachi as providers of computer infrastructure critical to our business. Hardware failure or software error that affects their systems could result in corruption or loss of data and could cause an interruption in the availability of our services. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other occurrence of any or all of these events could adversely affect our reputation, brand and business. In the past, third-party failures and human error have resulted in system interruptions, including a significant outage in July 2003, and we cannot assure you that similar system interruptions will not occur in the future.

          In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

          If we are unable to resolve claims asserted by Amadeus or find a suitable alternative to ITA, it could have a material adverse effect on our business.

          We rely on search algorithm software developed by ITA to search for low fares. In 2002, we were sued by Amadeus, an international GDS firm that is also a 20% equity holder in ITA. Amadeus is an express third-party beneficiary of our agreement with ITA, meaning that it has rights to directly enforce some parts of that agreement. In the suit, Amadeus alleges that Orbitz' use of the ITA software in combination with GDS services from Worldspan (a competitor of Amadeus) constitutes a breach of the terms of the agreement with ITA under which we license components of the search technology we employ. Amadeus also contends that we have tortiously interfered with the contract between Amadeus and ITA, claiming that ITA was not contractually free to license its low fare searching software to us in light of our supposed "affiliation" with Worldspan, which was owned by three of our Founding Airlines prior to the sale of Worldspan's business on July 1, 2003. Amadeus seeks an injunction prohibiting Orbitz' further use of the ITA software in combination with other GDS firms, as well as monetary damages. See "Business—Legal Proceedings."

          In particular, the functionality and scope of our airfare search and display capabilities are currently dependent on ITA's technology. If we continue to use Worldspan's GDS services and ITA becomes unavailable to us for these or other reasons, we would need to find an alternative solution.

While there are alternatives to ITA, we have not determined whether these alternatives would support all the website features we currently offer and allow us to search as broad a range of fares and itineraries as ITA. In addition, the process of implementing these alternatives may result in additional costs or service disruptions. An inability to use ITA software or find a suitable alternative could have a material adverse effect on our business.

          If we are unable to satisfactorily resolve these claims, our business and revenues could be adversely affected.

          Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products to consumers.

          To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our website. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures and new business models. If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, our existing website, technology and systems may become obsolete. Our future success will depend on our ability to do the following:

  •
  enhance our existing products;

  •
  develop and license new products and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

  •
  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

          Developing our website and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our website, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. For example, our website functionality that allows searches and displays of ticket pricing and travel itineraries is a critical part of our service, and it may become out-of-date or insufficient from our customers' perspective and in relation to the search and display functionality of our competitors' websites. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our products and use those of our competitors.

          We may not protect our technology effectively, which would allow competitors to duplicate our products. This could make it more difficult for us to compete with them.

          Our success and ability to compete in the online travel industry depend, in part, upon our technology. We rely primarily on patent, copyright, trade secret and trademark laws and provisions in our contracts to protect our technology. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we may wish to sell our products may not protect software and intellectual property rights to the same extent as the laws of the United States.

          Defending against intellectual property claims could be expensive and disruptive to our business.

          We cannot assure you that others will not obtain and assert patents or other intellectual property rights against us affecting essential elements of our business. From time to time, in the ordinary course of our business, we have been subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. We diligently defend our intellectual property rights, but intellectual property litigation is expensive and time consuming, and successful infringement claims against us could result in significant monetary liability or prevent us from operating our business, or portions of our business. In addition, resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties or possibly to cease using those rights altogether. Any of these events could have a material adverse effect on our business, results of operations or financial condition. Please see "Business—Intellectual Property" and "—Legal Proceedings."

          If we do not continue to attract and retain qualified personnel, we may not be able to expand our business.

          Our business and financial results depend on the continued service of our key personnel. The loss of the services of our executive officers or other key personnel could harm our business and financial results. Our success also depends on our ability to hire, train, retain and manage highly skilled employees. We cannot assure you that we will be able to attract and retain a significant number of qualified employees or that we will successfully train and manage the employees we hire.

          We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business, or we may impair our financial performance.

          If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe are strategic. We do not currently have any understandings, commitments or agreements with respect to any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have no experience in integrating an acquisition into our business; the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute the interests of our other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimable useful lives, any of which might harm our business, financial condition or results of operations.

Risks Related to Our Industry

          Declines or disruptions in the travel industry, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within the travel industry could reduce our revenues.

          Our business is affected by the health of the travel industry. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Since 2001, the travel industry has experienced a protracted downturn, and there is a risk that a future downturn, or the continued weak demand for travel, could adversely affect the growth of our business. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft resulted in a decline in travel bookings, including those through our website. Following the September 11, 2001 attacks, our weekly transactions decreased approximately 50% and returned to pre-attack levels in late October 2001. Similarly, our weekly transactions decreased approximately 20% when the war with Iraq began in mid-March and returned to pre-war levels in mid-April 2003. The long-term effects of events such as these could include, among other things, a protracted decrease in demand for air travel due to fears regarding terrorism, war or disease. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our long-term results of operations or financial condition. Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

  •
  higher fares and rates in the airline industry or other travel-related industries;

  •
  labor actions involving airline or other travel suppliers;

  •
  political instability and hostilities;

  •
  fuel price escalation;

  •
  travel-related accidents;

  •
  bankruptcies of travel suppliers and vendors; and

  •
  bad weather.

          Evolving government regulation could impose taxes or other burdens on our business, which could increase our costs or decrease demand for our products.

          We must comply with laws and regulations applicable to online commerce and the sale of air transportation. Increased regulation of the Internet or air transportation or different applications of existing laws might slow the growth in the use of the Internet and commercial online services, or could encumber the sale of air transportation, which could decrease demand for our products, increase the cost of doing business or otherwise reduce our sales and revenues. The statutes and case law governing online commerce are still evolving, and new laws, regulations or judicial decisions may impose on us additional risks and costs of operations.

          Federal legislation imposing limitations on the ability of states to tax Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Non- Discrimination Act, exempted specific types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November 1, 2003. If this legislation is not renewed, state and local governments could impose additional taxes on Internet-based sales, and these taxes could decrease the demand for our products or increase our costs of operations.

          We are currently reviewing the tax laws in various states and jurisdictions relating to state and local hotel occupancy taxes. Several jurisdictions have indicated that they may take the position that hotel occupancy tax is applicable to the gross profit on merchant hotel transactions. Historically, we have not paid such taxes. Some state and local jurisdictions could rule that we are subject to hotel occupancy taxes on the gross profit and could seek to collect such taxes, either retroactively or prospectively or both. If hotel occupancy tax is applied to the gross profit on merchant hotel transactions, it could increase our costs or decrease demand for our products.

          In addition, new regulations, domestic or international, regarding the privacy of our users' personally identifiable information may impose on us additional costs and operational constraints.

          Because our market is seasonal, our quarterly results will fluctuate.

          Our business experiences seasonal fluctuations, reflecting seasonal trends for the products offered by our website, as well as Internet services generally. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods, but online travel reservations may decline with reduced

Internet usage during the summer months. In the last two quarters of the calendar year, demand for travel products generally declines and the number of bookings flattens or decreases. These factors could cause our revenues to fluctuate from quarter to quarter. Our results may also be affected by seasonal fluctuations in the inventory made available to us by travel suppliers.

          The success of our business depends on continued growth of online travel commerce.

          Our sales and revenues will not grow as we plan if consumers and businesses do not purchase significantly more travel products online than they currently do and if the use of the Internet as a medium of commerce for travel products does not continue to grow or grows more slowly than expected. Consumers and businesses have traditionally relied on travel agents and travel suppliers and are accustomed to a high degree of human interaction in purchasing travel products. The success of our business is dependent on the number of consumers and businesses who use the Internet to purchase travel products increasing significantly.

          Our business is exposed to risks associated with online commerce security and credit card fraud.

          Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers and those of our service providers may be vulnerable to viruses or other harmful code or activity transmitted over the Internet. While we proactively check for intrusions into our infrastructure, a virus or other harmful activity could cause a service disruption.

          In addition, we bear financial risk from products or services purchased with fraudulent credit card data. Although we have implemented anti-fraud measures, a failure to control fraudulent credit card transactions adequately could adversely affect our business. Because of our limited operating history, we cannot assure you that our anti-fraud measures are sufficient to prevent material financial loss.

Risks Related to This Offering

          There is no established trading market for our Class A common stock, and the market price of our Class A common stock may be highly volatile or may decline regardless of our operating performance.

          There has not been a public market for our Class A common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

          The market prices of the securities of Internet-related and online commerce companies have been extremely volatile and have declined overall significantly since early 2000. Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  conditions or trends in our industry;

  •
  changes in the market valuations of other travel service providers;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

  •
  capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or our Founding Airlines.

          Future sales of our Class A common stock may cause our stock price to decline.

          If our stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of September 30, 2003, upon completion of this offering, we will have 40,055,576 shares of common stock outstanding, including Class A common stock and Class B common stock, which is convertible at any time into Class A common stock. Of these outstanding shares, all of the shares of our Class A common stock sold in this offering will be freely tradable in the public market. The remaining 27,875,576 shares of common stock will be restricted securities as defined in Rule 144 under the Securities Act.

          We and our directors and officers and substantially all of our stockholders, including all of our Founding Airlines or their affiliates, and our option holders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

          Subject to the 180-day lock-up agreement, these 27,875,576 restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144. 27,480,635 shares will be available for sale 180 days after the date of this prospectus pursuant to Rule 144; of these shares, approximately 0.2% would be available for sale under Rule 144(k), which imposes no volume or other limits. In addition, commencing 180 days after the date of this prospectus, stockholders holding 27,269,809 outstanding shares of these restricted securities, consisting of the Class B common stock which is convertible into our Class A common stock at any time, will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act.

          In addition, 5,904,496 shares reserved for issuance pursuant to outstanding options and 2,685,401 shares available for grant under our existing stock plans as of September 30, 2003, if granted, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. In addition, 434,782 shares of Series A non-voting convertible preferred stock will be convertible into the same number of shares of Class A common stock five years after the date of their issuance. See "Shares Eligible for Future Sale."

          You will suffer an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

          Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $22.28 per share. The exercise of outstanding options and future equity issuances will result in further dilution to investors.

          Under our tax agreement with the Founding Airlines, we could have exposure if a tax authority were to determine that tax benefits were unavailable to us in connection with the IPO Exchange and the Founding Airlines were unable to satisfy related repayment obligations.

          We expect that the IPO Exchange will be treated as a taxable exchange of membership units in Orbitz, LLC for capital stock of Orbitz, Inc., resulting in our Founding Airlines or their affiliates recognizing taxable gain. We expect that our tax basis in our tangible and intangible assets will be increased by an amount equal to the taxable gain recognized by our Founding Airlines or their affiliates. As a result, we expect that the IPO Exchange will reduce the amounts we must pay in the future to various tax authorities by increasing our future tax deductions for depreciation and amortization. We have agreed in our tax agreement with our Founding Airlines or their affiliates to pay them 87% of the amount by which our tax payments to various tax authorities actually are reduced. Such payments to our Founding Airlines or their affiliates could exceed $250 million over 15 years or longer. See "Certain Relationships and Related Party Transactions—Tax Agreement." If, as a result of an income tax audit or examination, a tax authority determines that any significant amount of these tax benefits should not have been available, we might be required to pay additional taxes, interest and/or penalties to one or more tax authorities, as well as any costs associated with such tax audit or examination, after having already paid the tax benefits to our Founding Airlines or their affiliates. If at that time any of our Founding Airlines were insolvent or bankrupt or otherwise unable to repay such tax benefits to us as provided in our tax agreement, this could have a material adverse effect on our financial condition.

          We do not expect to pay any dividends for the foreseeable future.

          We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

          We will have broad discretion over the use of the proceeds to us from this offering.

          We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital and for potential strategic investments or acquisitions, we have not allocated these net proceeds for specific purposes.

          Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

          The Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules implementing that Act have required changes in some of our corporate governance practices and may require further changes. These new rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming or costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

          Forward-looking statements include, but are not limited to, the following:

  •
  the statements in "Business—Our Business—Orbitz.com—Reservations" about our plans for future enhancements to the air, hotel and car rental functionality of Orbitz.com and the growth of the Orbitz Merchant Hotel program and other lodging offerings;

  •
  the statements about the expansion of our Supplier Link technology to other suppliers and the benefits we may receive from suppliers in "Business—Overview," "—Competitive Strengths—Innovative Technology Platform" and "—Technology Services—Supplier Link;"

  •
  the statements about the growth of the corporate online travel market and enhancements to and investments in our corporate travel program in "Business—Our Business—Corporate Travel;"

  •
  the discussion of our operating expenses continuing to decline relative to our revenues and our ability to meet our currently anticipated liquidity needs for the next 12 months and beyond, in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Expenses" and "—Liquidity and Capital Resources;"

  •
  the discussion of future growth of the online travel industry, including the chart showing historical and projected travel sales for 2000 to 2005, in "Business—Industry Background—The Online Travel Industry;"

  •
  the statements about the expected tax treatment of the IPO Exchange in "Certain Relationships and Related Party Transactions—Tax Agreement;"

  •
  the anticipated revisions to our Founding Airlines' Supplier Link agreements described in "Certain Relationships and Related Party Transactions—Supplier Link Agreements;" and

  •
  all of the statements in "Business—Strategy" and related summaries about our plans, goals, intentions, expectations and beliefs concerning increasing sales and profitability of non-air travel products (including through our Orbitz Merchant Hotel program and dynamic packaging product), promoting customer retention, strengthening supplier relationships through innovative technology, increasing our customer base transaction volume through cost-effective marketing and pursuing new business opportunities (including our corporate travel program and third-party use of Supplier Link).

USE OF PROCEEDS

          Our net proceeds from our sale of 4,000,000 shares of Class A common stock in this offering are estimated to be approximately $93.9 million, based on the initial public offering price of $26.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

          The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products and technologies. We have no current agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

DIVIDEND POLICY

          Orbitz, Inc. has never declared or paid cash dividends on its capital stock and Orbitz, LLC has never declared or paid any distributions to its members. We do not anticipate that Orbitz, Inc. will pay any cash dividends on our common stock in the foreseeable future. The holder of each share of our Series A non-voting convertible preferred stock is entitled to receive, out of funds legally available therefor, cumulative cash dividends from the date of the initial public offering at the rate of 3% of the initial public offering price per share of our Class A common stock per annum, payable quarterly, in preference to any dividends paid on our common stock. Dividends on the Series A non-voting convertible preferred stock will accrue whether or not Orbitz, Inc. has earnings, whether or not Orbitz, Inc. has funds legally available for the payment of such dividends and whether or not Orbitz, Inc. declares such dividends. Except for the preferred dividend payments, we intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2003:

  •
  on an actual basis;

  •
  on an "as adjusted" basis to reflect the IPO Exchange in which all the membership units of Orbitz, LLC held by our Founding Airlines or their affiliates will be exchanged for 8,180,000 shares of Class A common stock, 27,262,980 shares of Class B common stock and 434,782 shares of Series A non-voting convertible preferred stock prior to the consummation of this offering; the automatic conversion of our outstanding Class C common stock into 605,767 shares of Class A common stock effective upon the consummation of the IPO Exchange; and

  •
  on an "as further adjusted" basis to reflect, in addition to the IPO Exchange and the automatic conversion of our Class C common stock described above, the sale of              shares of Class A common stock offered by us and the selling stockholders at the initial public offering price of $26.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The number of shares of Class A common stock outstanding as of September 30, 2003 excludes 8,589,897 shares of common stock reserved for issuance under our stock plans as of

September 30, 2003, of which 5,904,496 shares at a weighted average exercise price of $7.86 per share were issuable upon the exercise of outstanding options as of September 30, 2003.

          As the Series A non-voting convertible preferred stock is subject to redemption requirements that are outside of our control, it has been classified outside of permanent equity.

          You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except share and per share data) (unaudited)
Cash and cash equivalents	$71,514	$71,514	$165,439

Preferred stock, $.001 par value per share, 35,000,000 shares authorized, actual, as adjusted and as further adjusted:
Series A non-voting convertible preferred stock, $.001 par value per share; no shares authorized, issued and outstanding, actual; 434,782 shares authorized, issued and outstanding, as adjusted and as further adjusted	—	11,304	11,304
Equity:
Stockholders' equity:
Common stock, $.001 par value per share, 600,000,000 shares authorized, actual; 275,000,000 shares authorized, as adjusted and as further adjusted:
Class A common stock, $.001 par value per share, 275,000,000 shares authorized, actual; 175,000,000 shares authorized, as adjusted and as further adjusted, no shares issued and outstanding, actual; 8,785,767 shares issued and outstanding, as adjusted; and 12,785,767 shares issued and outstanding, as further adjusted	—	9	13
Class B common stock, $.001 par value per share, 300,000,000 shares authorized, actual; 100,000,000 shares authorized, as adjusted and as further adjusted:
Series B-AA; $.001 par value per share, 60,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted and as further adjusted; 1,787 shares issued and outstanding, actual; 6,733,847 shares issued and outstanding, as adjusted and as further adjusted	—	7	7
Series B-CO; $.001 par value per share, 60,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted and as further adjusted; 942 shares issued and outstanding, actual; 3,549,669 issued and outstanding, as adjusted and as further adjusted	—	4	4
Series B-DL; $.001 par value per share, 60,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted and as further adjusted; 1,250 shares issued and outstanding, actual; 5,206,897 issued and outstanding, as adjusted and as further adjusted	—	5	5
Series B-NW; $.001 par value per share, 60,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted and as further adjusted; 1,063 shares issued and outstanding, actual; 5,045,549 issued and outstanding, as adjusted and as further adjusted	—	5	5
Series B-UA; $.001 par value per share, 60,000,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted and as further adjusted; 1,787 shares issued and outstanding, actual; 6,733,847 issued and outstanding, as adjusted and as further adjusted	—	7	7
Class C common stock, $.001 par value per share, 25,000,000 shares authorized, actual; and no shares authorized as adjusted and as further adjusted, 605,767 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	1	—	—
Members' equity:
Class A units	51,263	—	—
Class B units	3	—	—
Additional paid-in capital	6,318	46,244	140,165
Unearned stock-based compensation	(2,552)	(2,552)	(2,552)
Accumulated deficit	—	—	—

Total capitalization	$55,033	$55,033	$148,958

DILUTION

           If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of Class A common stock upon the completion of this offering.

          Calculations relating to shares of Class A common stock in the following discussion and tables assume the following have occurred as of September 30, 2003: (i) the exchange of all membership units of Orbitz, LLC held by our Founding Airlines or their affiliates for 8,180,000 shares of Class A common stock, 27,262,980 shares of Class B common stock and 434,782 shares of Series A non-voting convertible preferred stock, (ii) the subsequent conversion of all shares of Class B common stock into 27,269,809 shares of Class A common stock and (iii) the automatic conversion of all shares of Class C common stock into 605,767 shares of Class A common stock.

          Our net tangible book value as of September 30, 2003 equaled approximately $55.0 million, or $1.53 per share of Class A common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of Class A common stock outstanding. After giving effect to the sale of 4,000,000 shares of Class A common stock offered by us in this offering at the initial public offering price of $26.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value, as adjusted, as of September 30, 2003, would have equaled approximately $149.0 million, or $3.72 per share of Class A common stock. This represents an immediate increase in net tangible book value of $2.19 per share to our existing stockholders and an immediate dilution in net tangible book value of $22.28 per share to new investors of Class A common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our Class A common stock in this offering. The table assumes no issuance of shares of Class A common stock under our stock plans after September 30, 2003. As of September 30, 2003, 5,904,496 shares were subject to outstanding options at a weighted average exercise price of $7.86 per share. Additionally, the table excludes 434,782 shares of Series A non-voting convertible preferred stock, which is convertible into common stock on a one-for-one basis upon a change in control or after five years from the date of issuance of the Series A non-voting convertible preferred stock. To the extent outstanding options are exercised or preferred stock is converted to common stock, there will be further dilution to new investors.

Initial public offering price per share		$26.00
Net tangible book value per share as of September 30, 2003	$1.53
Increase in net tangible book value per share attributable to this offering	2.19

Net tangible book value per share after this offering		3.72

Dilution per share to new investors		$22.28

          The following table as of September 30, 2003 summarizes the differences between our existing stockholders and new investors with respect to the number of shares of Class A common stock issued in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the initial public offering price of $26.00 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	36,490,358	74.97%	$216,950,337	40.66%	$5.95
New investors	12,180,000	25.03	316,680,000	59.34	$26.00

Total	48,670,358	100.00%	$533,630,337	100.00%

SELECTED FINANCIAL DATA

          You should read the following selected financial data in conjunction with the combined financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          The combined statements of operations data reflect the combined operations of Orbitz, Inc. and Orbitz, LLC. We derived the combined statements of operations data for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002, and the combined balance sheet data as of December 31, 2001 and 2002, set forth below, from our audited combined financial statements included elsewhere in this prospectus. We derived the combined balance sheet data as of December 31, 2000 from our audited combined financial statements that are not included in this prospectus. We derived the combined statements of operations data for the nine months ended September 30, 2002 and 2003, and the combined balance sheet data as of September 30, 2003, from our unaudited interim combined financial statements included elsewhere in this prospectus. We derived the combined balance sheet data as of September 30, 2002 from our unaudited interim combined financial statements that are not included in this prospectus. In management's opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31,		Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands, except per share data)
Combined Statements of Operations Data:
Revenues, net: (1)
Air revenues, net	$ —	$37,752	$133,870	$99,516	$113,861
Other travel revenues	—	2,557	23,249	12,554	35,218
Other revenues	—	3,094	18,391	11,916	23,064

Total revenues, net		43,403	175,510	123,986	172,143
Cost of revenues		50,077	74,435	57,731	53,570

Gross profit (loss)	—	(6,674)	101,075	66,255	118,573

Operating expenses:
Sales and marketing	7,204	51,517	72,851	54,507	83,396
Technology and development	12,436	31,747	26,530	18,875	19,953
General and administrative	22,784	14,588	19,674	14,656	16,217
Stock-based compensation*	429	976	878	670	1,007

Total operating expenses	42,853	98,828	119,933	88,708	120,573

Operating loss	(42,853)	(105,502)	(18,858)	(22,453)	(2,000)
Interest income	1,886	2,265	983	739	595

Net loss (2)	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)

Pro forma net loss (3)			$(23,548)		$(3,050)

Pro forma net loss attributable to common stockholders (3)			$(23,887)		$(3,304)

Pro forma net loss per share, basic and diluted			$(0.67)		$(0.09)

Pro forma weighted average shares (4)			35,544		36,188

*Stock-based compensation:
Sales and marketing	$—	$—	$—	$—	$333
Technology and development	—	93	7	7	35
General and administrative	429	883	871	663	639

Total stock-based compensation	$429	$976	$878	$670	$1,007

		As of and for the Year Ended December 31,
	February 24, 2000 (date of inception) through December 31, 2000
				As of and for the Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$(31,243)	$(83,515)	$3,463	$(13,333)	$20,381
Investing activities	(21,909)	(20,644)	(5,212)	(3,288)	(6,742)
Financing activities	94,756	110,016	10,316	10,188	1,847

Net change in cash	$41,604	$5,857	$8,567	$(6,433)	$15,486

EBITDA (5)	$(42,721)	$(97,453)	$(6,282)	$(12,772)	$7,445
Gross bookings (6)	$—	$818,493	$2,566,612	$1,875,982	$2,516,204
Combined Balance Sheet Data, at End of Period:
Cash and cash equivalents	$41,604	$47,461	$56,028	$41,028	$71,514
Working capital (current assets less current liabilities)	34,944	32,144	32,009	25,546	39,849
Total assets	64,640	89,325	95,613	92,307	113,655
Total long-term liabilities	320	960	2,253	1,730	5,501
Total equity	53,898	61,013	53,903	49,887	55,033

(1)
Revenues represent activities of Orbitz subsequent to the limited launch of our website in February 2001. Revenues include significant transactions with our Founding Airlines and certain of their affiliates. See further information about related party transactions at Note 8 to the combined financial statements appearing elsewhere in this prospectus.

(2)
No provision for income taxes is reflected as Orbitz, LLC is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to our Founding Airlines. Subsequent to the IPO Exchange, the income and losses of Orbitz, LLC will be allocated, directly and indirectly, to Orbitz, Inc. and profits and losses will be taxed at the corporate level.

(3)
Pro forma net loss includes approximately $5,673,000 and $1,645,000 of stock compensation expense for the year ended December 31, 2002, and the nine months ended September 30, 2003, respectively, which relates to a modification of our stock awards. A new measurement date for all stock awards occurred in April 2002 as a result of the restructuring transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Restructuring") and recognition of compensation expense related to unvested stock awards will begin upon the consummation of the IPO Exchange. Compensation expense included in pro forma net loss has been recorded over the weighted average remaining vesting period of the modified options as if this offering occurred on January 1, 2002. Not reflected in the pro forma net loss is the nonrecurring compensation expense of $25,977,000 to be recognized at the time of the IPO Exchange related to vested stock awards.

  Pro forma net loss attributable to common stockholders reflects an increase of pro forma net loss for dividends on the Series A non-voting convertible preferred stock of $339,000 and $254,000 for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(4)
Pro forma net loss per share is based on the weighted average number of shares of common stock outstanding after giving effect to the IPO Exchange, the automatic conversion of our

  Class C common stock to Class A common stock upon the consummation of the IPO Exchange and the 1-for-3 reverse stock split.

(5)
While we believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is an important financial measure, it is not intended to represent cash flow for the period, is not presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, or GAAP. We believe that EBITDA is a useful supplement to net income (loss) and other operating statement data to help investors understand our ability to generate cash flows from operations that are available for taxes, debt service and capital expenditures. A reconciliation of net income (loss), the most directly comparable GAAP measure, to EBITDA for each of the fiscal periods indicated is as follows:

	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31,		Nine Months Ended September 30,
		2001	2002	2002	2003
	(in thousands)
Net loss	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)
Interest income	(1,886)	(2,265)	(983)	(739)	(595)
Income tax expense	—	—	—	—	—
Depreciation and amortization expense	132	8,049	12,576	9,681	9,445

EBITDA	$(42,721)	$(97,453)	$(6,282)	$(12,772)	$7,445

(6)
"Gross bookings" is an operating statistic that represents the total value of travel booked through our website, including taxes and fees, but net of reported cancellations. We believe that gross bookings is a useful measure for investors to analyze the growth of travel bookings on our website.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following is a discussion of the combined operations of Orbitz, Inc. and Orbitz, LLC and should be read in conjunction with the "Selected Financial Data" and our combined financial statements and the related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Description of Business

          We are a leading online travel company that enables our customers to search for and purchase a broad array of travel products, including airline tickets, lodging, car rentals, cruises and vacation packages. At present, we derive substantially all of our revenues from the following sources:

  •
  Supplier transaction fees: We receive transaction fees based upon contractual arrangements with our charter associates and other suppliers. We also receive commissions from our non-charter suppliers who currently pay commissions to online travel agents.

  •
  Consumer service fees: Consumers pay a service fee per ticket on air transactions and other additional fees in certain cases.

  •
  Reservation system booking incentives: We receive booking incentives under our contracts with Worldspan for air and car rental ticket reservations, and with Pegasus Solutions for lodging reservations made on their systems. We are contractually obligated to share with some of our air and car suppliers a percentage of the booking incentives we receive that pertain to travel products booked with that charter associate.

  •
  Supplier Link: In August 2002, we launched our Supplier Link program through which we establish direct links with an airline's internal reservation system, allowing us to book airline tickets without using a GDS. We receive a Supplier Link transaction fee from the airlines that utilize this service for each ticket booked through our Supplier Link services, net of refunded or exchanged tickets. Total fees received from a Supplier Link transaction are lower than total inducements received from a GDS transaction, resulting in lower revenues per transaction. However, the Company must pay part of the inducement received from a GDS transaction to the charter associates, and as a result, the gross profit from a Supplier Link transaction is higher than that from a GDS transaction.

  •
  Orbitz Merchant Hotel: We introduced the Orbitz Merchant Hotel program in March 2003. Through this program, we receive revenues from hotel transactions where we serve as merchant of record and determine the price of the room.

  •
  Other revenues: Other revenues are derived primarily from advertising, Booking Engine Services, sponsoring links on our website and commissions from sales of travel-related products on our site.

  Formation

          On February 24, 2000, Orbitz, LLC was formed as a Delaware limited liability company under the name of "DUNC, LLC." Its initial members consisted of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. On May 9, 2000, American Airlines acquired membership interests in DUNC, LLC. Orbitz, Inc. was originally formed under the name of "DUNC, Inc." and was incorporated in the State of Delaware on May 4, 2000. Pursuant to a series of subscription letters dated May 9, 2000, its initial stockholders consisted of American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Additionally on May 9, 2000, DUNC, Inc.

purchased an investment in DUNC, LLC and joined the other four airlines as a member of DUNC, LLC. In July 2000, DUNC, LLC and DUNC, Inc. changed their names to "Orbitz, LLC" and "Orbitz, Inc.," respectively.

          From February 24, 2000 through February 19, 2001, we were developing our business, which included technology development and the establishment of our operations. During this period, we did not generate any revenue. On February 20, 2001, we had a limited launch of our website, which generated small amounts of revenue. On June 4, 2001, we launched Orbitz.com to the general public and began generating meaningful revenue.

  Restructuring

          On April 10, 2002, we entered into a restructuring transaction to, among other things: (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by our Founding Airlines or their affiliates and issued to such Founding Airlines or their affiliates an aggregate of 6,829 shares of its Class B common stock. CANDU, Inc. was then merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. by converting all outstanding shares of Class B common stock of CANDU, Inc. into shares of Class B common stock of Orbitz, Inc., converting all outstanding shares of common stock of Orbitz, Inc. into Class C common stock of Orbitz, Inc. and cancelling all outstanding shares of Series A preferred stock of Orbitz, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU, Inc. 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager. Pursuant to the certificate of incorporation of Orbitz, Inc., as amended, each share of Class C common stock converts into one share of Class A common stock, $.001 par value, of Orbitz, Inc. upon the consummation of the IPO Exchange.

          A new measurement date for stock awards occurred as a result of the restructuring transaction. Total compensation expense related to this new measurement date is $33,502,000. Compensation expense of $25,977,000 will be recognized on vested stock awards upon the consummation of the IPO Exchange and the remaining $7,525,000 will be recognized on unvested stock awards on a go-forward basis from that date over their remaining vesting periods.

          Assuming an offering date of December 16, 2003, we expect to recognize the remaining expense as follows:

Period from December 17 through December 31, 2003	$498,000
Year ended 2004	5,637,000
Year ended 2005	1,340,000
Year ended 2006	50,000

          These amounts have been and may continue to be reduced due to forfeitures of stock awards prior to the consummation of the IPO Exchange.

  Charter Associate Agreements

          We have signed charter associate agreements with numerous suppliers, including our Founding Airlines, that provide us with minimum guaranteed transaction fees on published fares that decline periodically during the term of the charter associate agreement. Our charter associate agreements with our Founding Airlines are terminable by each of them upon 30 days notice to us, subject to the restriction set forth in the stockholders agreement that such agreements or similar commercial agreements not be terminated for a period of two years from the date of this offering, and the terms of our agreements with other suppliers generally expire within one to two years. Additionally, as part of the agreements, we share with air and car rental suppliers a portion of the booking incentives we receive from the reservation system providers. Air charter transaction fee rates declined 15% and 16%, respectively, in June 2002 and June 2003 and will decline approximately 27%, 28% and 30%, respectively, on an annual basis each June 1 of the next three years and remain constant thereafter until December 2013. Actual transaction fees associated with a particular transaction depend on the relevant charter associate agreement in effect at the time of the reservation.

          Without an increase in the volume of transactions, the declining charter associate transaction fees will result in decreased revenue for Orbitz. Supplier transaction fees from charter associates represented 23% of net revenues for the year ended December 31, 2002 and 19% of net revenue for the nine months ended September 30, 2003.

  Revenues, Net

          We launched our website to the general public in June 2001, after a limited launch in February 2001. To date, we have conducted over 22 million travel transactions. A transaction represents an airline ticket purchased through our website or a reservation of lodging, rental car, cruise or vacation package made through our website. In the nine months ended September 30, 2003, we sold $2.5 billion in gross travel bookings.

          Our revenues are derived from: (1) airline travel reservation services; (2) lodging, car rental, cruise and vacation reservation services; and (3) other sources of revenue, including advertising, Booking Engine Services, sponsoring links on our website and commissions from sales of travel-related products on our website.

  •
  Air revenues, net: Revenues derived from airline travel reservation services are the largest component of our revenues, accounting for approximately 76% of revenue in 2002 and 66% for the nine months ended September 30, 2003. Our air revenues are primarily derived from supplier transaction fees, consumer service fees, reservation system booking incentives and Supplier Link fees relating to airline travel reservation services.

  The significant majority of airline supplier transaction fees are based upon contractual agreements with our airline charter associates, including our Founding Airlines, while the remaining amount is derived from market-based commissions paid by airlines that have not signed charter associate agreements.

  Effective in December 2001, we implemented a $5.00 per ticket consumer service fee on air transactions. This fee was subsequently increased to $6.00 per ticket in June 2003. In late August 2003, the fee was increased to $10.00 per ticket for all international markets other than Canada, Mexico and the Caribbean. We have charged, and may in the future charge, higher consumer service fees in cases where airlines do not pay supplier transaction fees. We charge additional fees for all air reservations utilizing paper tickets and for exchanging and re-issuing tickets.

  We receive booking incentives under an agreement with our air reservation service provider, Worldspan. The level of incentives received is based on a contractual agreement and depends on the annual volume of travel segments booked through Worldspan.

  We receive transaction fees for tickets booked through our Supplier Link services. Such fees are based on contractual agreements with the airlines that utilize this service.

  We recognize airline transaction fees, consumer service fees, reservation booking incentive revenues, and Supplier Link fees, net of estimated future cancellations, when the relevant reservation is booked on Orbitz.com.

  •
  Other travel revenues: Other travel revenues are primarily derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise and vacation reservation services, and revenues from our merchant hotel bookings. Other travel revenues accounted for approximately 13% of revenues for the year ended December 31, 2002 and 20% of revenues for the nine months ended September 30, 2003. We recognize supplier transaction fees relating to lodging, car rentals, cruises and vacations when we receive payment or notification of entitlement of payment by a third-party and recognize booking incentives at the time of booking.

  Under our Orbitz Merchant Hotel program, we derive revenues from hotel transactions where we serve as the merchant of record and determine the room rate. We have agreements with hotels that supply us with rooms to sell under this program, but we have no obligation to pay for unsold rooms. Revenues for merchant hotel transactions are recorded when the guest completes the stay, at the amount of the rate we charged to the guest less the amount we paid to the hotel.

  •
  Other revenues: Other revenues are comprised of revenue from advertising as well as revenue from sponsoring links on our website to third-party websites and transaction fees from sales of various third-party travel-related products on our website. Other revenues accounted for approximately 10% of revenues for the year ended December 31, 2002 and 13% of revenues for the nine months ended September 30, 2003. Advertising revenues are recognized on display of each advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues for Booking Engine Services, which are hosting services we provide to airlines as a platform for their websites, are recorded monthly as services are provided. Other revenues are recognized on receipt of cash or notification of entitlement from the vendors.

  Cost of Revenues

          Cost of revenues consists primarily of vendor fees for call center and ticket fulfillment services, the costs of operating our data centers, the portion of the reservation system booking incentive fees that we share with travel suppliers, credit card processing fees, technology service provider fees and provisions for travel products purchased with fraudulent credit cards.

  Operating Expenses

          Our operating expenses consist of sales and marketing, technology and development, general and administrative and stock-based compensation expenses. Sales and marketing expenses consist of advertising and public relations expenses as well as personnel related costs. As we continue to build the Orbitz brand and drive traffic to Orbitz.com, we expect that our advertising expenses will increase in absolute terms. Technology and development costs consist primarily of compensation for personnel, research and development costs and maintenance of our website. Orbitz capitalizes the cost of software developed or obtained for internal use. General and administrative expenses consist primarily of compensation for personnel to support functions such as corporate travel services, executive, finance, legal and human resources as well as other professional services. We expect our technology and development as well as our general and administrative expenses to increase in absolute terms as we continue to grow our business. However, they should continue to decrease as a percentage of revenue.

          Stock-based compensation expenses result primarily from restricted stock granted to certain employees. These restricted shares vest over a period ranging from 9 to 36 months. In addition, we are obligated to make a one-time cash payment to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, at his option, in an amount calculated by multiplying 83,333 by the difference between $30.00 and the average closing price of our common stock (if less than $30.00) for the preceding 20 days on any of the following dates: (1) the first four anniversaries of July 6, 2003,

(2) 30 days after the completion of this offering, or (3) Mr. Katz's resignation or termination by us for any reason. We recorded as stock-based compensation expense the maximum potential cost of this agreement over the three-year vesting period which ended in July 2003.

  Income Taxes

          Orbitz, LLC is a limited liability company whose members are generally individually responsible for income taxes that result from the operations of Orbitz, LLC. Prior to this offering, the limited liability company agreement of Orbitz, LLC required that the tax losses be first allocated to our Founding Airlines. Accordingly, all tax losses incurred prior to this offering have been allocated to our Founding Airlines and Orbitz, Inc. has not been allocated any taxable income or loss. Following this offering, all taxable income and loss of Orbitz, LLC will flow through to Orbitz, Inc., which is taxed as a C corporation. Subject to certain limitations, Orbitz, Inc. will utilize its net operating losses, if any, incurred from the date of the IPO Exchange to reduce future taxable income to the extent permitted by the applicable tax laws.

Results of Operations

Nine Months Ended September 30, 2002 and 2003

  Revenues, Net

          Total revenues, net increased 39% from $124.0 million in the nine months ended September 30, 2002 to $172.1 million in the nine months ended September 30, 2003. Air revenues increased by $14.3 million due to $1.5 million in increased supplier transaction fees and $12.4 million in increased consumer service fees resulting primarily from a 26% increase in the volume of air transactions offset in part by a decrease in average per ticket supplier transaction fees. The remaining increase in air revenues is due to a $7.7 million increase in Supplier Link fees offset by a $7.3 million reduction in Worldspan inducements, which reflects the shift of volume to our Supplier Link services, as well as a shift in timing of when we began earning the highest tier of Worldspan inducements. Other travel revenues increased $22.7 million due primarily to an increase in hotel and car transactions of 223% and 67%, respectively. Other revenues increased $11.1 million primarily as a result of a $5.3 million increase in advertising revenues and a $4.1 million increase from the launch of our Booking Engine Services in April 2002.

  Cost of Revenues

          Cost of revenues decreased both in absolute terms from $57.7 million to $53.6 million and as a percentage of revenue from 47% to 31% in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2003. This decrease resulted primarily from a $2.7 million reduction in credit card fraud costs, due to improved security measures relating to such fraud, and a $2.2 million reduction in shared Worldspan inducements to our air charter associates due to the shift from Worldspan bookings to Supplier Link. These decreases were partially offset by an increase in costs related to our credit card affinity program of $1.5 million. During the second quarter of 2003, we revised our estimate of credit card fraud and reversed $562,000 of our accrual based on the results achieved by our enhanced fraud prevention procedures and the work by our revenue protection group. During the third quarter of 2003, the Company further revised its estimate of the required fraud reserve due to continued favorable trends evidenced by lower chargebacks. As a result, the Company reduced its fraud reserve by $429,000 during the third quarter of 2003 resulting in $88,000 of net fraud expense recorded during the quarterly period. If circumstances change in the future (e.g. higher than expected fraud rates or a delay in reporting chargebacks by airline suppliers), our estimates of fraudulent transactions could change by a material amount.

  Sales and Marketing

          Sales and marketing expenses increased both in absolute terms from $54.5 million to $83.4 million and as a percentage of revenues from 44% to 48% in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2003. This increase was primarily attributable to an increase in online promotional activities intended to direct traffic to our website. The increase was also attributable to new marketing campaigns to promote our new service offerings, such as Orbitz Merchant Hotel.

  Technology and Development

          Technology and development expenses increased in absolute terms from $18.9 million to $20.0 million, but decreased as a percentage of revenue from 15% to 12% in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2003. The $1.1 million increase in expenses in absolute terms was primarily attributable to the hiring of additional personnel to support our expanded business operations.

  General and Administrative

          General and administrative expenses increased in absolute terms from $14.7 million to $16.2 million, but decreased as a percentage of revenue from 12% to 9% for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2003. In the nine months ended September 30, 2002, we expensed costs of $1.4 million related to our initial public offering, while such costs incurred in 2003 are being deferred and will be netted against the proceeds from this offering. Excluding these costs from the nine months ended September 30, 2002, general and administrative costs increased $2.9 million in absolute terms due primarily to the hiring of additional personnel to support our expanded business activities.

  Interest Income

          Interest income decreased 19% from $0.7 million for the nine months ended September 30, 2002 to $0.6 million for the nine months ended September 30, 2003 primarily due to a decrease in interest rates.

  Net Loss

          Net loss decreased 94% from $21.7 million for the nine months ended September 30, 2002 to $1.4 million for the nine months ended September 30, 2003 due to the factors discussed above.

Years Ended December 31, 2001 and 2002

  Revenues, Net

          The public launch of our website occurred on June 4, 2001. As a result, we had minimal revenues for the period from January 1, 2001 to June 3, 2001. Total revenues, net increased 304% from $43.4 million in the year ended December 31, 2001 to $175.5 million in the year ended December 31, 2002. Air revenue increased $96.1 million, of which $24.0 million was due to increased supplier transaction fees, $27.7 million was due to increased reservation system booking incentives and $7.0 million was due to increased paper ticket fees, all of which related to an increase in paid air transactions. Additionally, in December 2001, we implemented a consumer service fee, typically $5 per ticket, on air transactions, resulting in $34.3 million in air revenue for 2002.

          Other travel revenues increased by $20.7 million due primarily to an increase in hotel and car transactions and to a one-time gain of $3.3 million from an agreement that expired on December 31, 2002. Under this agreement, one of our travel suppliers prepaid its supplier transaction fees to us for the period from July 1, 2002 to December 31, 2002. The agreement provided that, in the event that actual supplier transaction fees were less than the prepaid amount, no refund of the fee would be due to the travel supplier. The prepaid amount exceeded actual fees by $3.3 million, and was recorded as revenue upon the expiration of the term of the agreement. Neither party has any further obligation under this agreement.

          The increase in other revenue of $15.3 million was due primarily to an increase of $7.7 million in advertising revenue, the addition of our Booking Engine Services in April 2002, which contributed $3.6 million in revenue in 2002, and an increase of $3.8 million in revenues from sponsoring links.

  Cost of Revenues

          Cost of revenues increased from $50.1 million in 2001 to $74.4 million in 2002 but decreased as a percentage of revenue from 115% in 2001 to 42% in 2002. The decrease as a percentage of revenues was primarily attributable to the spreading of our fixed costs of revenues over a larger revenue base in 2002, as well as the increase to incremental margins of $31.6 million from the consumer service fee we introduced in December 2001.

  Sales and Marketing

          Sales and marketing expenses increased from $51.5 million to $72.9 million in 2002, but decreased as a percentage of revenue from 119% in 2001 to 42% in 2002. The decrease as a percentage of revenues was due primarily to the fact that, prior to the public launch of our website in June 2001, we had no revenues and therefore our sales and marketing activities during the 2001 period represented a higher percentage of revenue. We did not launch our marketing campaign until June 2001 to coincide with the public launch of our website. Additionally, following the terrorist attacks of September 11, 2001, we significantly curtailed our marketing activities until the second quarter of 2002.

  Technology and Development

          Technology and development expenses decreased both in absolute terms from $31.8 million in 2001 to $26.5 million in 2002 and as a percentage of revenue from 73% in 2001 to 15% in 2002. This decrease resulted primarily from a reduction in consulting fees incurred to complete the initial development of our website in 2001.

  General and Administrative

          General and administrative expenses increased from $14.6 million in 2001 to $19.7 million in 2002 but decreased as a percentage of revenue from 34% in 2001 to 11% in 2002. The decrease as a percentage of revenues resulted from the leveraging of our existing infrastructure offset by a one-time charge of $2.2 million related to our initial S-1 filing and activities related to our restructuring transaction.

  Interest Income

          Interest income decreased 57% from $2.3 million for the year ended December 31, 2001 to $1.0 million for the year ended December 31, 2002 primarily due to the downward trend in interest rates.

  Net Loss

          Net loss decreased 83% from $103.2 million for the year ended December 31, 2001 to $17.9 million for the year ended December 31, 2002 due to the factors discussed above.

For the period from February 24, 2000 (date of inception) through December 31, 2000 and for the year ended December 31, 2001

  Revenues, Net

          The public launch of our website occurred on June 4, 2001, so we had no revenue for the period from February 24, 2000 (date of inception) through December 31, 2000. Revenue for the year ended December 31, 2001 was $43.4 million. The increase in net revenue was driven by the public launch of our website. Approximately $37.8 million and $2.6 million of this increase was driven by the launch of airline and other travel reservations services, respectively. The remaining $3.1 million increase in revenue was driven by the launch of advertising and other products on our website.

  Cost of Revenues

          Orbitz had not commenced commercial operations for the period from February 24, 2000 (date of inception) through December 31, 2000 and therefore, incurred no cost of revenues. Cost of revenues in the year ended December 31, 2001 was $50.1 million, driven primarily by information technology costs to support our website of $16.3 million, call center operations costs of $11.4 million, ticket fulfillment operations costs of $6.8 million and the portion of the reservation system booking incentive fees that we share with travel suppliers of $7.4 million.

  Sales and Marketing

          Sales and marketing expenses increased 615% from $7.2 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $51.5 million in the year ended December 31, 2001. Sales and marketing expenses incurred for the period from February 24, 2000 (date of inception) through December 31, 2000 were primarily related to marketing personnel costs of $1.0 million and advertising production costs of $6.2 million. The increase in 2001 was attributed to the launch of our marketing campaign, which included the cost of direct promotional activities intended to drive traffic to Orbitz.com, and to establish, enhance and maintain the Orbitz brand through online, print and broadcast advertising.

  Technology and Development

          Technology and development expenses increased 155% from $12.4 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $31.7 million in the year ended December 31, 2001. Many of our technology employees were hired in the third and fourth quarter of 2000, so the increase was largely related to full year employee expenses during 2001.

  General and Administrative

          General and administrative expenses decreased 36% from $22.8 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $14.6 million for the year ended December 31, 2001. The decrease was primarily attributed to the higher level of legal costs and other start-up costs incurred in 2000.

  Interest Income

          Interest income increased 20% from $1.9 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $2.3 million for the year ended December 31, 2001 primarily due to a full year of operations during 2001.

  Net Loss

          Net loss increased 152% from $41.0 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $103.2 million for the year ended December 31, 2001 due to a full year of operations in 2001 and the factors discussed above.

Quarterly Unaudited Results of Operations

          The following tables set forth our quarterly unaudited combined statements of operations for the periods presented in both absolute dollars and as a percentage of revenues.

          In management's opinion, the quarterly unaudited combined statements of operations have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial position and combined operating results for the quarters presented. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period, and you should not rely on them as such.

          Our business experiences seasonal fluctuations, reflecting seasonal trends for the products offered by our website, as well as Internet services in general. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods, but online travel reservations may decline with reduced Internet usage during the summer months. In the last two quarters of the calendar year, demand for travel products generally declines and the number of bookings flattens. These trends are difficult to discern in our results since we have simultaneously experienced a shift from offline to online purchasing and market share growth relative to our competitors.

	Three Months Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(in thousands) (unaudited)
Revenues, net:
Air revenues, net	3	2,062	$14,570	$21,117	$26,895	$34,527	$38,094	$34,354	$35,392	$39,436	$39,033
Other travel revenues	—	6	735	1,816	2,474	4,051	6,029	10,695	7,359	11,226	16,633
Other revenues	—	—	651	2,443	2,798	3,957	5,161	6,475	6,717	7,623	8,725

Total revenues, net	3	2,068	15,956	25,376	32,167	42,535	49,284	51,524	49,468	58,285	64,391
Cost of revenues	5,750	7,421	18,328	18,578	17,674	19,612	20,445	16,704	17,765	18,487	17,318

Gross profit (loss)	(5,747)	(5,353)	(2,372)	6,798	14,493	22,923	28,839	34,820	31,703	39,798	47,073

Operating expenses:
Sales and marketing	4,167	13,155	19,107	15,088	12,907	19,437	22,163	18,344	22,574	30,074	30,748
Technology and development	11,486	8,249	6,416	5,596	6,662	6,094	6,119	7,655	6,371	7,545	6,037
General and administrative	4,171	3,350	3,686	3,381	3,906	4,913	5,836	5,018	4,837	5,056	6,325
Stock-based compensation	221	271	242	242	228	221	221	208	499	257	251

Total operating expenses	20,045	25,025	29,451	24,307	23,703	30,665	34,339	31,225	34,281	42,932	43,361

Operating income (loss)	(25,792)	(30,378)	(31,823)	(17,509)	(9,210)	(7,742)	(5,500)	3,595	(2,578)	(3,134)	3,712
Interest income	566	705	558	436	284	217	237	244	192	194	210

Net income (loss)	(25,226)	(29,673)	$(31,265)	$(17,073)	$(8,926)	$(7,525)	$(5,263)	$3,839	$(2,386)	$(2,940)	$3,922

	Three Months Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(unaudited)
Total revenues, net	N/A	N/A	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	N/A	N/A	114.9%	73.2%	54.9%	46.1%	41.5%	32.4%	35.9%	31.7%	26.9%

Gross profit (loss)	N/A	N/A	(14.9)%	26.8%	45.1%	53.9%	58.5%	67.6%	64.1%	68.3%	73.1%

Operating expenses
Sales and marketing	N/A	N/A	119.7%	59.5%	40.1%	45.7%	45.0%	35.6%	45.6%	51.6%	47.7%
Technology and development	N/A	N/A	40.2%	22.2%	20.7%	14.3%	12.4%	14.9%	12.9%	12.9%	9.4%
General and administrative	N/A	N/A	23.1%	13.4%	12.1%	11.6%	11.8%	9.7%	9.8%	8.7%	9.8%
Stock based compensation	N/A	N/A	1.5%	1.0%	0.7%	0.5%	0.4%	0.4%	1.0%	0.4%	0.4%

Total operating expenses	N/A	N/A	184.5%	96.1%	73.6%	72.1%	69.6%	60.6%	69.3%	73.6%	67.4%

Operating income (loss)	N/A	N/A	(199.4)%	(69.3)%	(28.5)%	(18.2)%	(11.1)%	7.0%	(5.2)%	(5.3)%	5.7%
Interest income	N/A	N/A	3.5%	1.7%	0.8%	0.5%	0.4%	0.5%	0.4%	0.3%	0.3%

Net income (loss)	N/A	N/A	(195.9)%	(67.2)%	(27.7)%	(17.7)%	(10.7)%	7.5%	(4.8)%	(5.0)%	6.1%

          Our quarterly total revenues, net are subject to seasonal fluctuations, reflecting seasonal trends for the products offered by our website and the level of inventory made available to us by travel suppliers. Additionally, our quarterly results are affected by the timing of the changes in the booking incentive fee recognized per transaction based on volume of air segments booked to date. Our booking incentive earned per air segment is based on the annual volume of bookings achieved. These incentives are collected monthly, based on estimated annual volumes, but there is a lag in our ability to book the payments under generally accepted accounting principles, because we cannot recognize the full amount of the payment until we have achieved specified annual volume thresholds. Upon reaching new volume plateaus, the increase in applicable booking incentive fees is recognized in the current quarter with regard to all prior bookings made during the current calendar year. We reached new volume plateaus in the second and third quarters of 2002 and second quarter of 2003.

          We experienced a one-time gain of $3.3 million in other travel revenue in the quarter ended December 31, 2002 from an agreement that expired on December 31, 2002. Under this agreement, one of our travel suppliers prepaid its supplier transaction fees to us for the period from July 1, 2002 to December 31, 2002. The agreement provided that, in the event that actual supplier transaction fees were less than the prepaid amount, no refund of the fee would be due to the travel supplier. The prepaid amount exceeded actual fees for the period indicated by $3.3 million and was recorded as revenue upon the expiration of the term of the agreement. Neither party has any further obligation under this agreement.

          Also in the quarter ended December 31, 2002, our cost of sales decreased significantly due mostly to a $1.1 million reduction in booking incentive rebates, a $1.0 million reduction in fraud costs due to enhanced fraud prevention procedures and a $0.7 million reduction in customer service center costs associated with a change in our third-party provider.

          In the quarter ended September 30, 2003, other travel revenue increased $5.4 million when compared to the immediately preceding quarter due primarily to a $4.0 million increase in revenue generated from hotel rooms sold on our site. Cost of sales decreased $1.2 million over the immediately preceding quarter, caused primarily by a $0.7 million decrease in shared Worldspan inducements due to a shift in airline tickets issued from Worldspan to our Supplier Link services, as well as a reduction of $0.3 million caused by reaching our maximum annual service fee with one of our vendors in August 2003. Also in the quarter ended September 30, 2003, we received a $627,000 reimbursement of fees and other costs from one of our vendors due to service issues. The reimbursement was recorded as a decrease to technology and development costs.

          In the first half of 2003, we made the strategic decision to increase our investment in the development and marketing of new services, such as Orbitz Merchant Hotel. This decision contributed to our net losses in the first and second quarters of 2003.

Liquidity and Capital Resources

          Historically, the majority of our financing was provided through contributions from our Founding Airlines and their affiliates and through lease arrangements on our equipment. Our Founding Airlines and their affiliates have invested an aggregate of $214.8 million in Orbitz through September 30, 2003 and during that time, we have incurred accumulated losses of $163.5 million. The Founding Airlines and their affiliates have no obligations to make further investments in us, and we do not anticipate that they will do so. Depending on the nature of the financing, our ability to raise capital from other sources may require the consent of two-thirds of our board of directors and the consent of the holders of three-fourths of the voting power of the Class B common stock then outstanding entitled to supervoting rights.

          During the next 12 months, we intend to continue our marketing campaign focused on the retention of existing customers and the acquisition of new customers. In addition, we plan to continue to invest in expanding our product offerings, improving our website and improving the infrastructure supporting customer service and customer care. We believe that the proceeds to Orbitz from this offering, our available cash and anticipated future cash flows will be sufficient to fund currently anticipated liquidity needs for the next twelve months and beyond. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and travel industry conditions, which may have a direct effect on our cash inflows, are subject to substantial uncertainty. If we determine that we need to raise additional capital in the future, we may seek to sell additional equity or borrow funds. The sale of additional equity would result in dilution to our stockholders. We cannot assure you that any of these financing alternatives will be available in amounts or on terms acceptable to us, if at all. If we are unable to raise or borrow any needed additional capital, we could be required to significantly alter our operating plan, which could have a material adverse effect on our business, financial condition or results of operations.

          Net cash used in operations was $31.2 million for the period from February 24, 2000 (date of inception) through December 31, 2000 and $83.5 million for the year ended December 31, 2001. This increase was attributable to the fact that we commenced operations in February 2000 and did not incur a full year of expenses as well as the fact that our expenses increased in sequential quarters as we grew our business, added additional personnel and increased marketing and technology related expenditures as part of launching our website. We generated cash flows from operations of $3.5 million and $20.4 million, respectively, for the year ended December 31, 2002 and the nine months ended September 30, 2003.

          Net cash used in investing activities was $21.9 million, $20.6 million and $5.2 million for the periods ended December 31, 2000, 2001 and 2002, respectively, and $6.7 million for the nine months ended September 30, 2003. The investing activities consisted primarily of the purchase of property and equipment and restricted investments.

          Cash flows from financing activities amounted to $94.8 million, $110.0 million and $10.3 million for the periods ended December 31, 2000, 2001 and 2002, respectively, and $1.8 million for the nine months ended September 30, 2003. These amounts primarily related to contributions from our Founding Airlines and their affiliates and, to a lesser extent, proceeds from the exercise of stock options.

Summary Disclosures about Contractual Obligations and Commercial Commitments

          The following tables reflect a summary of our contractual cash obligations and other commercial commitments at September 30, 2003:

	Payments Due by Period
Contractual Cash Obligations:	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
	(in thousands)
Operating leases	$14,482	$3,132	$2,582	$2,558	$6,210
Software licenses	11,500	3,375	8,125	—	—
Outsourcing agreements.	1,651	1,171	480	—	—

Total contractual cash obligations	$27,633	$7,678	$11,187	$2,558	$6,210

	Amount of Commitment Expiration Per Period
Other Commercial Commitments:	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letters of credit	$3,265	$1,168	$774	$441	$882

          We do not currently have a borrowing facility in place. All outstanding letters of credit are secured by restricted investments. We have no available letters of credit, except as discussed above.

          In November 2001, we entered into a 10-year computer reservation system and related services agreement with Worldspan that expires in October 2011. This agreement was amended in December 2002, such that effective January 1, 2003, we have guaranteed certain levels of minimum net air and car segments to be booked each calendar quarter through Worldspan's computer reservation system. The agreement provides that these minimum levels will be waived if we cure any shortfall within the quarter or elect to book 100% of net air and car segments through Worldspan for that quarter. In the event that we fall short of the minimum net segments without curing the shortfall, we would be required to pay $1.78 for each segment below the specified minimum.

          As a component of an employment agreement with Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, we are obligated to make a one-time cash payment to him, at his option, in an amount calculated by multiplying 83,333 by the difference between $30.00 and the average closing price of our common stock (if less than $30.00) for the preceding 20 days on any of the following dates: (1) the first four anniversaries of July 6, 2003, (2) 30 days after the completion of this offering, or (3) Mr. Katz's resignation or termination by us for any reason.

Critical Accounting Policies

          In presenting our combined financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect the amounts reported therein. Certain of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. While we believe the estimates and assumptions used were appropriate, actual results could differ significantly from those estimates under different assumptions and conditions. Accordingly, we have reviewed our accounting policies to identify those policies where we are required to make particularly subjective and complex judgments that could have a material effect on our reported financial condition or results of operations.

          The majority of our business operates in an environment where we are paid a fee for a service performed, and therefore, the majority of our recurring operations are recorded in our combined financial statements using accounting policies that are neither particularly subjective nor complex. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on our reported financial condition or results of operations.

  Revenue Recognition

          As more fully discussed below, we recognize revenues when all of the following have occurred:

  •
  persuasive evidence of an agreement with the customer exists;

  •
  services have been performed;

  •
  the fees for services performed are fixed or determinable; and

  •
  collectibility of the fees is reasonably assured.

          Generally, these criteria are considered to have been met as follows:

  •
  for air revenues, when reservations are made and secured by a credit card;

  •
  for other travel revenues, upon receipt of notification of entitlement or payment of commissions by a third party, and upon completion of stay for Orbitz Merchant Hotel bookings; and

  •
  for other revenues, after receipt of a signed contract, as services are provided.

          Air revenues are derived from supplier transaction fees, consumer service fees, reservation system booking incentives, and Supplier Link transaction fees.

          We recognize air supplier transaction fees and Supplier Link transaction fees at the time of the booking of the reservation, net of estimated future refunds and cancellations. Consumer service fees are recognized when the customer books a reservation. We receive booking incentives under access agreements with reservation system providers for travel bookings made through the providers' systems. The level of incentives earned is based on contractual agreements and depends on the annual volume of bookings achieved by us. These incentives are collected monthly, based on estimated annual volumes, but are recognized as revenue at the time of booking based on the applicable contractual rate and volume achieved to date.

          Other travel revenues are derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise, and vacation reservation services and revenues from Orbitz Merchant Hotel bookings. We recognize supplier transaction fees on non-air bookings when travel is completed, either on receipt of commissions or on notification of entitlement by a third party. We recognize reservation system booking incentives for non-air bookings at the time of the booking of the reservation. Revenues for merchant hotel transactions are recorded when the guest completes the stay at the net amount of the rate we charged to the guest less the amount we paid to the hotel.

          Other revenues are primarily comprised of revenue from advertising, sponsoring links on Orbitz' website, commissions from sales of various third-party travel-related products on the website and Booking Engine Services. Advertising revenues are derived primarily from the delivery of advertisements on our website. Advertising revenues are recognized either on display of each individual advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues from sponsoring links are recognized upon notification of entitlement from the alliance partner. Upfront payments from travel-related product vendors are deferred and recognized over the terms of the respective agreements. Revenues from Booking Engine Services are recognized monthly, as services are provided.

          Certain of our contracts contain multiple deliverables, where we provide sales of a vendor's travel products for a commission and we provide advertising services. The services provided under these arrangements are generally sold separately and we have objective and reliable evidence of fair value of each deliverable. Accordingly, we record commission revenue upon receipt of payment or notification of entitlement and advertising revenue when the advertisements are delivered.

  Reserve for Credit Card Fraud

          We are liable to airline suppliers for the face value of airline tickets, net of transaction fees, as well as to credit card companies for the value of Orbitz Merchant Hotel bookings, purchased with fraudulent credit cards on our website. We record a reserve based on management's estimates of fraudulent transactions booked through our website. This estimate is based on historical fraud rates and the estimated lag in notification of fraudulent transactions. We have had limited operating experience from which to calculate fraud rates and estimate the notification lag; however, based on the recent results achieved by our enhanced fraud prevention processes, in June 2003 we determined it was appropriate to reduce the accrual rate for fraudulent transactions and to reverse a portion of the then existing reserve, resulting in a decrease in cost of revenue of $562,000 in the second quarter of 2003. During the third quarter of 2003, the Company further revised its estimate of the required fraud reserve due to continued favorable trends evidenced by lower chargebacks. As a result, the Company reduced its fraud reserve by $429,000 during the third quarter of 2003 resulting in $88,000 of net fraud expense recorded during the quarterly period. If circumstances change in the future (e.g. higher than expected fraud rates or a delay in reporting chargebacks by airline suppliers), our estimates of fraudulent transactions could change by a material amount.

  Accounting for Internal Use Software

          We develop various software applications for internal use. We account for those costs in accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force Issue No. 00-2, Accounting for Website Development Costs. These pronouncements require computer software costs associated with internal use software and website development to be expensed as incurred until certain capitalization criteria are met. These pronouncements also define which types of costs should be capitalized and which should be expensed. These capitalized costs are then depreciated over their estimated useful lives which range from two to three years. Capitalization begins when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Depreciation begins when the software is placed in service. Software development costs that are capitalized are evaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

          The determination of which types of costs are capitalizable is subject to management judgment and can produce variability in the types and amounts of costs capitalized. It may be necessary for us to write-off amounts associated with the development of internal use software if the project cannot be completed as intended. Our expansion into new technology-based service offerings requires the development of internal use software that will be susceptible to rapid and significant changes in technology. We may be required to write-off unamortized costs if an internal use software program is replaced with an alternative tool prior to the end of the software's estimated useful life. General uncertainties related to expansion into the online travel industry, including the timing of introduction and market acceptance of our services, may adversely impact our estimates of useful life and the recoverability of these assets.

  Stock Compensation

          SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the combined statements of operations or disclosed in the notes to combined financial statements. We have determined that we will account for stock- based compensation for employees under the intrinsic value-based method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123.

          Since we have been a private company prior to the completion of this offering, it was necessary to estimate the fair market value of our securities as there was no public market for our securities. Estimates have been primarily based on financings with our Founding Airlines that occurred close in time to the stock awards, and, in certain circumstances, valuations performed by outside consultants. It may be necessary to record compensation expense if future equity awards are not granted at fair market value.

Recent Accounting Pronouncements

          In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements under SFAS No. 123 to require more prominent and more frequent disclosures in both annual and interim financial statements about the effects of stock-based compensation. Our financial statements beginning with the fiscal year ended December 31, 2002 reflect these amended disclosure requirements.

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements and requires a company to consolidate variable interest entities if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. The Interpretation was effective immediately for variable interest entities created after January 31, 2003, and we are required to apply it to variable interest entities created before February 1, 2003 as of the beginning of the third quarter of our fiscal 2003. The adoption of the Interpretation did not have a material effect on our financial position or results of operations.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities accounted for under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We are required to adopt SFAS No. 149 for the fiscal year or interim periods beginning after June 15, 2003. The adoption of SFAS No. 149 did not have a material effect on our financial position or results of operations.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which addresses accounting and financial reporting for certain types of financial instruments with characteristics of both liabilities and equity. We are required to adopt SFAS No. 150 for financial statements for the fiscal year or interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

          In May 2003, the FASB's Emerging Issues Task Force reached consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21's criteria govern how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately. Specifically, the purpose of EITF 00-21 is to determine if separation is necessary and, if so, how to measure and allocate the arrangement consideration. For publicly traded companies, EITF 00-21 is applicable for revenue arrangements entered into in periods beginning after June 15, 2003. Accordingly, we adopted EITF 00-21 on July 1, 2003 for all new revenue arrangements. The adoption of EITF 00-21 did not have a material effect on our financial position or results of operations.

Related-Party Transactions

          We derive revenue from our Founding Airlines from ticket distribution and customer support services. Additionally, we provide website hosting and other services to certain of our Founding Airlines. For the periods ended December 31, 2000, 2001, and 2002, we received total revenues from our Founding Airlines of zero, $13,498,000, and $35,982,000, respectively. For the nine months ended September 30, 2002 and 2003, we received $24,961,000 and $38,816,000 respectively. Receivables outstanding from the Founding Airlines were zero, $2,710,000 and $3,632,000 at December 31, 2001 and 2002 and September 30, 2003, respectively.

          We have an agreement with Worldspan, which was previously owned by Delta Air Lines, Northwest Airlines, and American Airlines or their respective affiliates. Worldspan pays us incentives for air and car bookings made on Orbitz' website through the Worldspan reservation system. We recognized revenues from Worldspan for the periods ended December 31, 2000, 2001 and 2002 in the amount of zero, $16,840,000 and $46,003,000, respectively. For the nine months ended September 30, 2002 and 2003, we recorded revenues of $35,054,000 and $28,427,000, respectively. The related receivables outstanding from Worldspan totaled $1,561,000, and $2,876,000 at December 31, 2001 and 2002, respectively. We also had accounts payable to Worldspan for various items totaling zero and $65,000 at December 31, 2001 and 2002, respectively. As of July 1, 2003, Worldspan is no longer owned by these airlines and therefore ceased to be a related party.

          The Founding Airlines provide Orbitz with access to the lowest fares generally available to the public and also provide certain in-kind marketing support to us. In return, consistent with our charter associate agreements, we rebate to the Founding Airlines a portion of the booking incentives received from the reservation system provider. Such rebates amounted to zero, $6,067,000 and $13,903,000 for the periods ended December 31, 2000, 2001 and 2002, respectively, and $10,840,000 and $8,429,000 for the nine months ended September 30, 2002 and 2003, respectively, and are included as a component of cost of revenue in the accompanying combined statements of operations. The related payables outstanding to the Founding Airlines totaled $3,049,000, $3,089,000 and $2,830,000 at December 31, 2001 and 2002 and September 30, 2003, respectively. We do not separately account for the non-monetary items in the in-kind marketing support, as the fair value is not determinable.

          On August 1, 2001, we entered into an alliance agreement with Hotwire, in which our Founding Airlines or their respective affiliates previously were investors, to offer reciprocal co-marketing links between our website and Hotwire's website. On November 5, 2003, our Founding Airlines sold their interests in Hotwire and therefore Hotwire ceased to be a related party. For the periods ended December 31, 2000, 2001, and 2002, we recognized other revenues of zero, $1,527,000 and $5,784,000, respectively, from Hotwire, primarily for advertising on our website. For the nine months ended September 30, 2002 and 2003, we recognized $4,213,000 and $5,097,000, respectively. Related receivables outstanding from Hotwire were $91,000, $149,000 and $329,000 at December 31, 2001 and 2002 and September 30, 2003, respectively. Additionally, we recorded no sales and marketing expense related to our alliance agreement with Hotwire for the periods ended December 31, 2000 and 2001 and $530,000 for the year ended December 31, 2002. For the nine months ended September 30, 2002 and 2003, we recorded sales and marketing expenses of $300,000 and $841,000, respectively. Related payables outstanding were zero, $129,000 and $416,000 at December 31, 2001 and 2002 and September 30, 2003, respectively.

          We have an outstanding loan to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, evidenced by a promissory note and stock pledge agreement executed in 2001. The loan is secured by a pledge of 83,333 shares of common stock of Orbitz, and is due within ten days following the earlier of (a) the date on which Mr. Katz ceases to be employed by Orbitz for any reason, including as a result of a change of control as defined in his employment agreement with Orbitz or (b) the date on which he sells all or any portion of the 83,333 shares pledged. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of September 30, 2003, the amount outstanding under the loan was $264,000.

Quantitative and Qualitative Disclosures About Market Risk

          We do not have any material exposure to interest rate changes, commodity price changes, foreign currency fluctuations, or similar market risks. Furthermore, we have not entered into any derivative contracts to mitigate such risks.

BUSINESS

Overview

          Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching our website, Orbitz.com, in June 2001, we have become the third largest online travel site based on gross travel bookings. We believe our rapid growth has been driven by our comprehensive display of fares and rates, our innovative technology, our consumer friendly website and our extensive supplier relationships. On our website, consumers can search over two billion fares and flights on more than 455 airlines as well as rates at over 45,000 lodging properties and at 23 car rental companies. Our search results are presented in an easy-to-use matrix display that provides what we believe to be the broadest selection of travel options available to consumers, enabling them to select the price and supplier that best meet their individual travel needs. Our agreements with leading airlines, together with our powerful technology, allow us to offer consumers what we believe to be the largest selection of low fares generally available to the public. We also have commercial agreements with leading suppliers of lodging and rental cars that offer consumers a wide array of competitive rates.

          We were formed by leading U.S. airlines to access the rapidly growing online travel industry, to address the need for an unbiased, comprehensive display of fares in a single location for consumers, and to establish a lower cost and unbiased distribution channel for air travel suppliers. Our original investors and founders were Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Subsequently, American Airlines joined as an investor. Collectively, we refer to these five investors as our "Founding Airlines." Following our formation, numerous U.S. and international airlines, including our Founding Airlines, entered into distribution agreements with us, including charter associate agreements. Many of our suppliers provide us, on a non-exclusive basis, with their lowest fares generally available to the public and guaranteed minimum transaction fees. Our airline suppliers benefit from our low-cost distribution model, access to our large customer base and our unbiased display of fares.

          Our large customer base has also enabled us to establish relationships with leading hotels and car rental agencies that give us access to preferred rates at thousands of hotel properties and numerous car rental companies. In the third quarter of 2002, we launched our OrbitzSaver program, designed to provide consumers with a wide array of low-cost prepaid hotel rooms. Suppliers also benefit from OrbitzSaver rates due to fewer cancellations and the ability to sell under-utilized inventory. The OrbitzSaver program, accounted for approximately 30% of the hotel rooms we sold in September 2003 and it includes hotel rooms sold through our merchant hotel initiative and under our agreement with Travelweb. We launched our Merchant Hotel initiative in March 2003, and hotels that participate in this program provide us room inventory directly at negotiated rates. Rooms sold under the Orbitz Merchant Hotel program, on average, generate over three times the amount of revenue per transaction compared to hotel rooms sold through traditional retail methods and under our agreement with Travelweb.

          We have also launched additional features and services designed to complement our core consumer offering. In August 2002, we launched our Supplier Link technology, which enables Orbitz to establish direct connections with air travel suppliers and bypass the traditional GDS distributors when booking airline tickets. As a result, Supplier Link allows participating airlines to distribute tickets at a lower cost to them while generating increased profitability to us. Since the initiation of this program, we have implemented Supplier Link with five major domestic airlines, and during September 2003 approximately 40% of our air transactions were conducted using Supplier Link. We plan to implement Supplier Link with additional air travel suppliers in the future. In September 2002, we established Orbitz for Business, the first corporate product offered by an online travel agency.

Orbitz for Business provides companies with the same functionality offered to our leisure customers while adding features to address the needs of both business travelers and corporate travel managers who administer travel policies. In August 2003, we launched our dynamic packaging product, which provides Orbitz with the ability to create and consumers with the ability to purchase a customized package involving air, hotel and other products in one transaction at one bundled price.

          Since our launch, over 19 million consumers have registered to use Orbitz.com, and we have conducted over 22 million travel transactions. In the quarter ended September 30, 2003, we sold $883 million in gross travel bookings.

Industry Background

  The Travel Industry

          The travel industry is among the largest industries in the United States, with total annual air, lodging, car, cruise and vacation package bookings of an estimated $193 billion in 2002, according to PhoCusWright. Air transportation, lodging and car rentals account for a majority of these travel expenditures, representing approximately 39%, 35% and 10%, respectively, of total estimated travel bookings.

          Purchasing travel can be a complicated process involving a variety of destinations, dates and price limitations and the purchase of several products from different suppliers, including air, lodging and car rental providers. To facilitate the exchange of travel information, travelers and suppliers have traditionally relied on travel agents as intermediaries. Travel agents typically perform the task of research, fact finding and price comparison on behalf of consumers. However, traditional travel agents may not always present optimal choices for consumers and are generally not available 24 hours a day or seven days a week. Travel agents depend on computer reservation systems, referred to as electronic global distribution systems, or GDSs, to access flight and other travel product availability and pricing, and to book air and other travel products. These GDSs may not be able to provide all the information and options that are available in the marketplace due to technical limitations of their legacy mainframe computer systems and their inherent computational limitations. As such, travel agents may not be able to provide consumers with the broadest array of available travel options. Travel agents who use GDSs can also increase the overall distribution cost to both consumers and suppliers. For consumers, particularly business travelers, travel agencies typically charge a fee. Traditional consumer leisure travel fees are up to $25 and corporate travel fees generally range from $25 to $50 per transaction. The GDS fees that are charged to suppliers as part of a typical travel agency booking also represent a substantial distribution expense for suppliers. A portion of these fees is typically shared with travel agents, each time a booking is made using their systems. Over the past decade, GDS booking fees represented approximately 3-5% of the cost of a ticket and have increased on average from $2.26 per segment in 1991 to $4.36 per segment in 2002, representing a compound annual growth rate of approximately 6%, according to a commissioned study by Global Aviation Associates.

  The Online Travel Industry

          The sale of travel products online is rapidly gaining consumer acceptance. Leisure and unmanaged business travel is the largest consumer spending category on the Internet with approximately $28 billion in estimated gross travel bookings in 2002, according to PhoCusWright. The Internet empowers consumers and business travelers with a convenient and efficient way to compare and book travel options. In addition, delivery and confirmation of the travel product purchased can be made almost instantaneously through an e-mail sent to the consumer. The Internet also permits suppliers to employ targeted marketing strategies in order to optimize bookings and revenues.

          While online travel has been widely accepted by consumers, online travel as a percentage of total travel sales is still relatively low. According to PhoCusWright, online travel sales are expected to grow at a compounded annual rate of 32.1% from 2002-2005 versus total travel sales which are expected to grow at an compounded annual rate of 5.4% over the same time period. Key drivers of the projected rapid growth of online travel include increased penetration of consumer sales to total travel and corporate travel sales migrating online.

          Set forth below is a chart that illustrates the rapid historic and projected growth of the online travel industry.

Historical and Projected Travel Sales (online, total and penetration—$ in billions)

	2000	2001	2002	2003	2004	2005
Total Online Travel Sales	$13.6	$20.7	$28.4	$38.8	$51.2	$65.5
Total Travel Sales	221.4	203.6	192.5	199.2	210.2	225.2
% Penetration	6.1%	10.2%	14.8%	19.5%	24.4%	29.1%

          Source: PhoCusWright Inc.

          Although online travel sales have been growing rapidly, we believe that a significant opportunity exists to further increase the number of consumers who purchase travel on the Internet and on Orbitz by using consumer and supplier-focused technologies and processes to improve the way travel is purchased and sold.

Competitive Strengths

          Orbitz has the following competitive strengths that have enabled us to quickly become the third largest online travel service provider based on gross travel bookings:

  Strong Brand Recognition and Large Audience

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  Strong brand awareness and positioning:    Orbitz brand awareness rivals that of our major competitors despite our more recent entrance into the market and lower overall marketing expenditures, according to research done by Hall and Partners for Orbitz. We believe consumers associate the Orbitz brand with online travel leadership, ease of use and low fares and rates on travel transactions.

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  Significant traffic and user base:    According to comScore Media Metrix, Orbitz is one of the three most visited travel sites on the Internet with over 12 million unique visitors in October 2003. We have over 19 million registered users and have conducted over 22 million travel transactions since our launch. Our large customer base provides a significant distribution channel through which we can sell travel products and services.

  Value for Consumers

          Orbitz offers consumers a value proposition that we believe helps us attract new customers, retain existing customers and reinforce repeat booking activity.

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  Most travel options:     Orbitz' comprehensive display offers consumers what we believe to be the broadest selection of travel options. Our air matrix typically shows more valid itineraries and airlines per search and we display the results of our air travel searches in an unbiased manner. We believe our hotel and car matrices also offer the most options and the greatest price transparency, enabling consumers to sort by supplier, location, price and, in the case of hotels, quality rating, and, in the case of cars, vehicle type.

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  Low fares and rates:    Orbitz offers consumers what we believe to be the largest selection of low fares generally available to the public and a wide array of competitive rates for other travel products. Our airline charter associates are contractually obligated to provide us with their lowest fares generally available to the public, including those marketed on their own websites. We believe our rates with other travel suppliers, including hotels and car rental companies, are competitive with other online travel offerings.

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  Easy-to-use and innovative website:    Consumers can quickly and easily evaluate a broad range of options through our innovative and intuitive matrix design. Our new Flex Search feature and our Travel Tips feature offer consumers additional flexibility by displaying flight and fare options if they are willing to travel from alternative airports, at a different departure time or within several days of their chosen arrival or departure date. Flex Search also enables travelers to find options if they want to take a vacation within a specific time frame or if they want to select the most cost-effective weekend to travel within a specified time period. Together, these features allow customers to examine numerous customized options to make an informed purchase decision. We enable travelers to purchase travel products in what we believe to be the fewest number of steps per transaction.

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  Proactive and personalized customer care:    We have developed a personalized traveler care system to alert our customers to situations and events that could affect their travel plans. Our customer care program has broad participation and encompasses all phases of the customer experience from the shopping phase to the post-travel phase, which we believe represents a major point of competitive differentiation. Our dedicated customer care team monitors airline traffic control systems, news wires, satellite weather data and other sources of information relevant to travelers and then transmits flight delays, gate changes, traffic conditions and other time-sensitive data to a traveler's cell phone, e-mail device or pager. Our care professionals will also proactively seek to rebook a traveler in the event of a cancelled flight. In October 2003, over 1.2 million travelers received proactive care updates and services from us.

  Value for Travel Suppliers

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  Access to a large consumer base:    Through Orbitz, travel suppliers can reach a large audience that is actively engaged in planning and purchasing travel. In October 2003, we had over 12 million unique visitors, according to comScore Media Metrix, and since our launch over 19 million users have registered on Orbitz.com. Our travel suppliers also benefit from our ability to market fare sales, new route introductions and other offers directly to our large registered-user base.

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  Low-cost distribution channel:    Since our inception, we have focused on achieving lower distribution costs for our suppliers. For some of our airline suppliers, we achieve cost savings through a combination of GDS rebates and competitive transaction fees. More significantly, we also have the ability to further reduce airlines' distribution costs through their participation in our Supplier Link technology program, which allows us to book tickets directly with the supplier without using a GDS. Under this program, we believe that suppliers can save up to 70% compared to distribution costs through a GDS. Since August 2002, we have implemented Supplier Link with American Airlines, Continental Airlines, Northwest Airlines, America West Airlines and US Airways.

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  Unbiased display of air travel products:    Orbitz' air search results are displayed in an unbiased manner, in accordance with price and other search criteria, regardless of an airline's status as a charter associate. Orbitz does not accept overrides or other fees to assure desirable placements, ensuring that relevant supplier information is objectively displayed.

  Innovative Technology Platform

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  Powerful search capabilities:    We employ search technology capable of quickly searching over two billion fares and flights on more than 455 airlines, as well as rates at over 45,000 lodging properties and at 23 car rental companies. This capability gives consumers access to what we believe to be the largest selection of low air fares generally available to the public and a wide array of competitive rates on other travel products. Because we use many horizontally scalable clusters of computers with high processing power and computation capabilities and because we get schedule and fare data directly from the publisher of airline schedules and fares, our search process allows us to search fares and availability without relying on mainframe technologies or GDS vendors and is therefore not subject to their limitations.

    Our new Flex Search technology is further evidence of Orbitz' advanced search capabilities. In a single click, consumers can search flight and fare combinations on hundreds of airlines for flights that would require dozens of searches on competitive sites.

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  Supplier Link technology:    Supplier Link is our proprietary technology platform that connects directly to airline suppliers' internal reservations systems. The technology is able to compute fares, store passenger records, manage availability information and book tickets without using a GDS. Supplier Link is valuable to our airline partners as it reduces the amount they spend annually on GDS fees while generating increased profitability to us. Since launching the technology in August 2002, we have implemented Supplier Link with five major domestic airlines and expect to initiate more of these direct connections in the future. We believe that because of Supplier Link's lower distribution costs, suppliers will continue to provide Orbitz with access to low-cost fares and other benefits, such as marketing support and support for our corporate travel program.

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  Technology-driven customer care management:    We believe that Orbitz was the first online travel business to establish a proactive, technology-based customer care program with proprietary content. Our technology allows us to pinpoint which travelers may be impacted by relevant travel conditions including weather, ground traffic, strikes and delays. Orbitz customer care communications, both outbound and inbound, are stored in an integrated database, are available on the Orbitz website for review by the traveler and can be used for the purposes of customer relationship management. We believe that our technology-driven care program differentiates us from our competitors and encourages consumer conversion and customer retention.

  Low-cost Operations

          We built our operating infrastructure to minimize costs associated with each travel purchase. This allows us to pass on cost savings to consumers while also providing a low-cost distribution channel for travel suppliers. Underlying our efficient operations is a focus on the following critical costs:

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  Low customer support and fulfillment costs:    Since our inception, we have focused on low customer support and fulfillment costs and have reduced these costs on a per transaction basis every year. Our per transaction customer support and fulfillment costs for air transactions have decreased approximately 80% since June 2001 and 30% since June 2002. We keep these costs low by maintaining an intuitive, easy-to-use website that minimizes telephone interaction and by relying on and aggressively negotiating with third-party providers for call center and other fulfillment services. In 2003, we began routing our

    e-mail communications to India, where cost of labor is low and education and service levels are high. We are routing up to 10% of our service calls to a call center in India in order to assess potential savings in our per transaction customer support and fulfillment costs.

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  Low-cost marketing strategy:    We have attracted new users at a low marketing cost through efficient performance-based marketing expenditures. Examples of our efficient performance-based marketing includes "pop-under" advertising, placement on comparative shopping tools such as Side Step, advertising on content sites such as Trip Advisor and paying for placement on search engine websites. Since our inception, we have been an innovator in e-marketing techniques, which we believe are more cost-effective than traditional portal advertising relationships or traditional forms of broadcast or print advertising.

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  Low-cost technology platform:    Most of our applications are not dependent on any particular hardware or operating system platform. Therefore, we are able to run our business on what we believe to be the most cost-efficient platform available. We make extensive use of commodity hardware, such as personal computers, rather than expensive mainframe computers, which allows for flexibility and processing power capable of handling large amounts of traffic and data at relatively low unit costs. We also rely on Linux for some applications, rather than more expensive operating systems. Our systems are designed to function with a high degree of automation, resulting in a low person-to-machine support ratio.

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  Low overhead costs:    We are focused on maintaining low overhead costs and high employee productivity. Our revenues per employee were $885,000 for the 12 months ended December 31, 2002. We believe our revenues per employee are higher than those of our major online travel competitors based on information contained in our competitors' last available public filings.

Strategy

          Orbitz' objective is to grow profitably as a leading online distributor of travel products. The key elements of our strategy include the following:

  Increase Sales and Profitability of Non-air Travel Products

          We are a leader in the online sale of air travel. We believe our leadership in air travel is strategically important to driving sales of other products because airline tickets are generally the first product purchased as consumers make their travel plans. While revenues from sales of non-air travel products and services increased from 12% of total revenues to 26% for the quarters ended September 30, 2002 and 2003, respectively, we intend to continue to increase the mix of non-air travel sold, as we believe that we still have a higher concentration of air travel than our competitors. During the quarter ended September 30, 2003, approximately 61% of our total revenues were derived from airline ticket sales. A key component of our strategy has been to leverage our leadership in the sale of air travel to sell other travel products and services, many of which offer higher profit margins than air travel products. We have launched several key initiatives to take advantage of this opportunity:

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  Improve cross-selling and marketing techniques: We have increased and intend to continue to increase cross-selling of lodging and car rental products by presenting air customers at the point of sale with an improved matrix display of lodging and car rental choices, based on their selected air travel itinerary. We are also increasing consumer awareness of our non-air travel offerings through targeted direct marketing of these products to our registered user base and other potential customers. A portion of our recent broadcast advertising has focused on Orbitz' hotel initiatives and we expect to continue this targeted advertising.

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  Improve lodging offerings:    We have increased and intend to continue to increase sales of lodging by expanding our offerings to include a large selection of rooms available at low-cost rates to consumers who are willing to pre-pay at the time reservations are made, and by simplifying the lodging booking process. Our hotel matrix display is unique within the industry and enables consumers to search over 45,000 properties, showing the best available rates in a single display for a side-by-side comparison. Below the matrix, we offer travelers the option to sort and display hotels by price, location or OrbitzSaver rate.

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  Drive merchant transactions:    We have developed in-house merchant hotel capabilities to establish direct relationships with hotel chains and properties and have entered into a relationship with Travelweb to sell inventory at major hotel chains through Orbitz. Orbitz receives significantly higher revenue per transaction for its prepaid hotel properties, particularly those enrolled through the Orbitz Merchant Hotel program. A key component of our ongoing strategy is to continue to drive a greater portion of sales through these higher margin channels.

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  Launch of our dynamic packaging product:    In August 2003, we launched our dynamic packaging product, which provides Orbitz with the ability to create and consumers with the ability to purchase a customized package involving air, hotel and other products in one transaction at one bundled price. In 2004, we intend to incorporate other products into our dynamic packaging product, including car rentals, resort attractions and services and side trips. We expect our packaging product to gain consumer acceptance because it gives them more options for purchasing travel and provides them significant cost savings. Suppliers benefit from incremental revenue opportunities and the flexibility to adjust their pricing while not revealing the magnitude of the discount because the package is bundled as a whole with each component priced in an opaque manner. We believe that dynamic packaging benefits Orbitz because it offers the potential to enhance our margins and increase our market share, particularly as we incorporate merchant rates for lodging and car rentals.

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  Improve cruise and vacation package offerings:    We plan to continue to increase sales of cruises and vacation packages through further enhancements to our functionality and content and through our partnership with National Leisure Group, our cruise and vacation provider.

  Retain Customers by Providing a Superior Experience

          Orbitz offers consumers what we believe to be the broadest selection of travel options, the largest selection of low fares generally available to the public and a wide array of competitive rates on other travel products. We believe these factors generate a high degree of customer loyalty and result in high customer retention rates. Key initiatives to promote higher customer retention include:

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  Continue to maintain strong supplier relationships to ensure the largest selection of low fares generally available to the public and a wide array of competitive rates on other travel products;

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  Continue to leverage our technology to deliver site improvements that ensure ease-of-use and provide consumers with informed choices, such as enhanced international offerings, dynamic packaging, Deal Detector and Flex Search;

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  Invest in technologies that will improve our ability to target our customers with relevant e-mail offers and improved personalization across our site; and

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  Continue to develop our customer care capabilities to make travel more convenient for our customers.

  Capitalize on Innovative Technology Platform

          We will continue to capitalize on our strength in developing innovative technology to enhance relationships with suppliers:

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  Grow Supplier Link:    We plan to grow our Supplier Link business, which allows participating airline suppliers to distribute tickets at a lower cost to them while generating increased profitability to us. We currently operate Supplier Link with five airlines and expect to implement Supplier Link with additional airlines in the future; and

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  Establish Direct Connections with Hotels:    To enhance our merchant hotel program, we will look to establish direct connections between Orbitz and hotel property management systems. This will allow lodging suppliers to reduce costs by eliminating hotel connectivity fees and improving operational efficiencies by eliminating the time-consuming steps of inputting rate and availability information into online travel systems and confirming transactions by fax and e-mail.

  Expand our Customer Base

          Our goal is to increase our customer base by acquiring new customers in a cost-effective manner and increasing our market share in the rapidly growing online travel industry. We intend to achieve this objective by:

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  Emphasizing performance-based online advertising and other targeted marketing strategies;

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  Cost-effectively building our brand through traditional broadcast and print channels;

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  Generating increased transactions from frequent Orbitz customers using direct mail recognition programs and encouraging infrequent bookers to purchase more travel from us using supplier incentives; and

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  Increasing our presence in corporate travel.

  Pursue New Business Opportunities

          We plan to use our innovative technology and our relationships with travel suppliers to expand into new business opportunities that enhance our growth prospects.

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  In September 2002, we launched Orbitz for Business, our low-cost online corporate travel product. We intend to increase the size of our corporate program by enhancing our product by adding functionality for frequent corporate travelers.

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  We are well positioned to allow third-party travel agents and other parties to connect directly to airline systems using our Supplier Link technology, subject to favorable changes in GDS regulations and supplier approval. This would allow Orbitz to generate additional Supplier Link revenue and would allow suppliers to realize savings for transactions conducted away from Orbitz.

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  Future initiatives may include expanding into international markets, developing a suite of additional tools specifically designed for use by travel agents and introducing additional Orbitz-branded services, such as our existing Orbitz credit card and travel protection.

          In order to pursue these business opportunities and our other growth initiatives, we may make strategic acquisitions of other businesses, products and technologies.

          The discussion of our strategy in this section reflects our current view of the ways we intend to develop our business in the future. Many of the initiatives we describe above are at an early stage, and we continue to review them in light of changing business conditions. We may change our plans, and future developments could differ from those we intend or expect to occur.

Our Business

Orbitz.com—Reservations

          Our website enables consumers and business travelers to research and purchase a wide range of travel products and services, including airline tickets, hotel accommodations, car rentals, cruises, and vacation packages. Orbitz has established commercial agreements with numerous travel suppliers and offers fares and rates from over 455 airlines, over 45,000 hotel properties and 23 car rental providers. Our advanced search technology allows our customers to easily find and compare what we believe to be the widest selection of travel options, the largest selection of low fares generally available to the public and a wide array of competitive rates for other travel products. Finally, we have developed what we believe is an intuitive and easy-to-use booking process for making reservations and purchasing travel services.

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  Flights:    Our search engine can quickly analyze over two billion possible flight and fare combinations to provide customers with what we believe to be the largest selection of low fares generally available to the public. Our technology and innovative display matrix allow consumers to quickly and easily evaluate a broad range of potential fare and supplier options through an intuitive design. Our matrix display enables customers to compare data regarding preferred travel dates, destinations, times, trip duration, number of passengers, class of travel and number of stops, and then displays fare and flight offerings matching those specifications according to price and number of stops. Consumers can also prioritize the categories according to their specific preferences. Our matrix display provides comprehensive information to consumers in an unbiased manner to enable them to select their preferred carrier. Once the consumer selects a flight, our three-step booking process makes it easy for consumers to purchase their tickets. By selecting our "anytime" feature, customers with flexible travel schedules can expand the choices available to them. Travel Tips is a dynamic tool which, in real time, identifies to the traveler savings available if they are willing to use nearby airports or alternate times.

    In 2003, Orbitz launched two major enhancements to our air product, Flex Search and Deal Detector.

    Flex Search:    Our Flex Search feature offers consumers additional flexibility by showing flight and fare options for travel within several days of the chosen arrival or departure date, indicating the most cost-effective time to take a vacation of a specified number of days, or determining the most cost-effective weekend to travel within a specified time period. In a single click, consumers are able to search flight and fare combinations on hundreds of airlines. We believe that competitive sites and traditional travel agent tools would require dozens of searches to retrieve this level of information.

    Deal Detector:    Deal Detector is a new product launched in October 2003 that alerts travelers of a flight they want to take. The traveler specifies the target price and other trip criteria and Deal Detector regularly checks all flight and fare availability until it locates a transaction meeting the traveler's specifications. If a flight meeting the specifications has been targeted, Deal Detector alerts the traveler who can then book the flight on Orbitz.

    Other recent enhancements to our air product include enabling the booking of up to nine passengers per transaction (up from four) and adding more international flights and fares into our air matrix. Future enhancements to our air functionality are expected to include the ability to search by fare type (e.g., fully refundable vs. restricted), or build by schedule (sort by outbound schedule then return schedule), a complete roll-out of international flights and fares into the matrix display, the acceptance of promotional codes and the development of online check-in capabilities.

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  Lodging:    We enable customers to search, compare and book reservations at over 45,000 lodging properties. In addition to information on destination, dates and number of guests, customers can select a specific lodging or hotel chain, quality rating, location or point of interest. Travelers can also specify amenity preferences such as restaurants, swimming pools, room service, health club facilities, handicapped facilities, business centers and meeting rooms. Our search engine relies on a proprietary cache of hotel rates, which enables us to quickly search multiple databases of room rates and availability in an efficient manner. We display the results of a hotel search using an industry-first hotel matrix that follows the same user-friendly design as our original air matrix. Based on the provided travel criteria, the hotel matrix groups hotels by quality rating and location and then reflects the lowest available price. OrbitzSaver rates are displayed before other rates but consumers can elect to sort hotels by price or location.

    We also offer a competitive selection of hotel properties and rates, including retail and prepaid options. Through a distribution agreement with Pegasus Solutions, Inc., a leading hotel GDS, we offer retail rates from over 45,000 hotel properties. Under this agreement which was entered into in December 2000 and amended in December 2002, Pegasus provides Orbitz with access to its database of lodging information and in addition provides the ability to search for availability and rates and make and cancel reservations at hotels. Pegasus pays to Orbitz an inducement fee for each net reservation that Orbitz books through Pegasus, which fee is subject to change based on transactional efficiency levels, and Orbitz agrees to direct a minimum volume of hotel reservations made through its system through Pegasus, with the express exception of prepaid merchant inventory, such as reservations booked through our merchant hotel program or our agreement with Travelweb. If Orbitz falls below these minimum volume commitments for three consecutive months, Pegasus has the right to terminate the agreement. Pegasus has agreed to specified service level commitments with respect to its system availability and problem resolution procedures, and we have the right to terminate the agreement if these commitments are not met. The agreement is scheduled to expire on December 15, 2004.

    We also offer competitive prepaid rates from thousands of properties, through our merchant hotel program and an agreement with Travelweb, a joint venture formed by Hilton, Marriott International, Hyatt, Starwood, Intercontinental and Pegasus. Our Orbitz Merchant Hotel program, launched in March 2003, currently has over 4,500 properties under contract and is rapidly adding additional inventory. Under our Orbitz Merchant Hotel program, we derive revenues from hotel transactions where we set the room rate, and have no obligation to pay the hotel suppliers for unsold rooms. Hotels can offer merchant inventory directly through Orbitz using either our web-based Extranet or using Pegasus. We are committed to expanding our offering to provide lodging properties and rates similar in scope to our offerings of air and car rental products. As a result, we continue to invest in the sales effort and account management required to secure net rates for sales on a prepaid basis from a variety of hotel providers. We expect future enhancements to our hotel functionality to include the ability to book multiple rooms with a single transaction and richer hotel content including virtual tours and user reviews.

    In addition, under our agreement with Travelweb, Orbitz receives prepaid travel inventory from Travelweb founders and other participating chains and properties for display on our website. Orbitz receives transaction fees from Travelweb based on the payments received by Travelweb for completed hotel bookings on our website. As part of the Travelweb agreement, Orbitz is entitled to receive lodging inventory from Travelweb's participating chains and properties at rates and in quantities that at least 70% of the time are no less favorable than comparable accommodations offered on Hotels.com, Expedia and other competitors. The agreement permits Orbitz to enter into direct relationships only with hotels that are not affiliated with any of Travelweb's participating chains. The Travelweb agreement is scheduled to terminate in July 2005, but earlier termination is permitted in the event of material non-compliance by either party, including failure by Travelweb to provide competitive rates and inventory measured on the basis described above. We believe that Travelweb has not complied with its obligation to provide competitive rates and inventory as discussed in "Risk Factors—If we are unable to improve the competitiveness of our hotel inventory from Travelweb, or supplement it with Orbitz Merchant Hotel inventory, our business may suffer."

  •
  Car rentals:    Our car rental feature allows consumers to search and reserve car rentals online at 23 car rental companies. Our car matrix display shows consumers what we believe to be the most comprehensive selection of car rental companies on the Internet. In addition to specifying date and location preferences, customers can select a specific car company, request specific features and obtain credit for any potential discounts (such as American Automobile Association or corporate discounts) when renting a car. We display our car rental options using our matrix display, which lists car brands and available vehicle types. Potential future enhancements to our car rental offering are expected to include local market rentals (e.g., off-airport), one way drop-off and merchant car inventory through our dynamic packaging capability. A major strength of Orbitz' car offering is the total pricing display, which lists the total cost of the rental, including local taxes, for a majority of our car bookings.

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  Cruises and vacation packages:    Our cruise feature, which is maintained and operated by National Leisure Group, allows customers to search and book cruise vacations on 16 cruise lines according to cruise line, date, length of sail, or destination preferences. In addition, it features special cruise deals offered to online customers. The "cruise tools" feature provides answers to frequently asked questions about cruises and feedback from other users.

    Our vacation packages feature allows customers to choose among a variety of suppliers of vacation packages, including air and lodging, escorted tours, last-minute and other packages. Consumers can select their tour based on destination, resort name or interest preferences. It also features online specials and answers to frequently asked questions.

Orbitz.com—Customer Services

          In addition to letting travelers book travel transactions on Orbitz.com, we also provide a broad array of useful information and services designed to optimize the consumer's Orbitz experience.

  Travel Watch

          The travel watch feature on our website provides real-time flight, weather, airport and news information. It also creates and continuously updates "travel briefs" that gather all personal trip and customer care information, such as the latest air traffic control delays, into one convenient location. Travel watch is divided into two main travel information areas:

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  Travel news and features:    We provide customers with industry and travel headlines from around the world. We also include tips from travel experts and regularly updated weather and air traffic control developments.

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  Resources:    Customers can access driving directions, parking information and tips on getting around the terminals at each of the major domestic airports. It also features information about airline policies and frequent-flyer programs. Overseas travelers can access information about foreign entry requirements, passports, medical and health requirements, travel warnings, embassy locations and U.S. customs requirements.

  Customer Care

          At Orbitz, customer care refers to a specialized Orbitz program that tracks the travel environment in the United States and, to a lesser degree, abroad and uses this data to proactively assist travelers who may need to be informed or make alternate plans. In addition, customer care provides a formal channel for customer feedback to us for product improvements and problem resolution.

          The Orbitz customer care program was designed as a proactive way to keep our customers informed about flight delays, schedule information and relevant news or events that may impact their travel plans. It permits broad customer participation and enables us to forecast events and travel situations, pinpoint impacted customers and notify customers in large numbers through multiple methods, such as e-mail, cell phone and pager. Data synthesized by a team of experts in our headquarters with a background in air traffic control, airport operations management, customer service and travel agency special services can be integrated with data obtained from travel suppliers and other providers' computer systems. This data is used to inform and assist travelers before they leave for the airport and while they are in transit. The information is available to travelers who book their trip on Orbitz. Surveys conducted by Orbitz indicate that our care program is an important contributor to customer retention. In October 2003, over 1.2 million travelers participated with over 40% wireless penetration. The customer care program is an important element in boosting the trust and confidence of new customers and promoting repeat purchases. We believe our customer care program demonstrates our ability to provide innovative support services and differentiates us from our competitors.

  Customer Support

          Customer support refers to our online help tools and the more traditional telephone-based assistance provided to our customers for changes and cancellations, paper ticket processing, website questions and general assistance. Customer support is provided through a central command center at Orbitz headquarters that largely serves a monitoring and resource allocation role. Web-based support is provided with a comprehensive database of frequently asked questions allowing customers to dynamically interact with the system and evaluate the level of response provided and quickly get answers to more general support questions. Telephone support is primarily provided by Up¦Stream (an outsourced service provider) in its call centers located in North Dakota, where productivity and employee retention are at or near national highs for this type of employee. Under our agreement with Up¦Stream, we have agreed to pay a per ticket transaction fee, as well as minor additional fees when Up¦Stream exceeds its benchmark for handling customer inquiries. Under our customer support program, telephone and e-mail specialists use a proprietary Orbitz desktop application that provides an integrated view of the customer's needs, activities and relationship with Orbitz. A state-of-the-art interactive voice response system with speech recognition and speech synthesis is also deployed to provide our customers with a broad array of self-service options. Our e-mail support service provided through Up¦Stream takes advantage of advanced automation tools as well. In 2003, we began routing our e-mail communications to a communications center in India to improve response time and quality while reducing overall costs.

          Ticketing and other fulfillment services are performed by E-travelexperts, or ETX, located in Minnesota utilizing a highly automated process. ETX provides these services under a five-year agreement expiring December 31, 2006 and, like Up¦Stream, prices their services on a per ticket basis. We believe our customer support functions provide high levels of productivity and customer satisfaction. In addition, based on our pricing structure with our providers, we believe we are able to achieve costs per ticket that are among the lowest in the industry.

Corporate Travel

          In September 2002, we launched Orbitz for Business, the first corporate product offered by an online travel agency, in response to growing demand for corporate travel solutions that provide lower transaction costs, lower average ticket price, high degree of price transparency, access to a wide choice of low fares, and a superior, automation-enhanced service experience. Orbitz for Business offers companies the same functionality and ease of use that we offer for leisure bookings, while adding functionality and service features that address the needs of both business travelers and the corporate travel managers who administer corporate travel policies.

          Orbitz for Business is a full service travel management program that provides three levels of service: a) online bookings, b) 24 hours a day, seven days a week reservation and service support and c) premier travel services. Our online offering includes the corporate booking tool as well as access to data reports and program administration tools. We provide corporate customers with direct access to a team of highly skilled corporate travel agents for reservations and support 24 hours a day, seven days a week. In addition, our care team provides premier services, such as upgrades and preferred seat unblocking services, to senior executives and frequent travelers.

          Orbitz for Business also includes the following corporate travel features:

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  Full integration of corporate negotiated fares and rates in our booking path;

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  travel arranger functionality, which allows personal assistants to manage travel on behalf of corporate employees;

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  functionality designed to control travel policies in more highly managed corporate environments, including the ability to track reasons for employees not choosing the lowest available fare and the ability to limit availability displays to only those suppliers with which the corporation has a preferred relationship; and

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  consolidated data reporting, which helps corporations track travel spending and support negotiations with suppliers. In late 2003 and early 2004, we plan to add additional data reporting capabilities, pre-trip approval functions, enhanced reporting frequency and standard report analysis identifying key travel spending trends.

          We derive revenues from Orbitz for Business through various levels of service fees charged for making or changing online or offline reservations as well as from transaction fees paid to us by suppliers.

          Since the introduction of Orbitz for Business, several hundred companies, including several Fortune 500 firms, have enrolled in the program. According to industry analysts, corporate online bookings are expected to more than double between 2003 and 2008. We intend to develop new features and enhancements to our product, refine our corporate service offer and make additional investments into sales and marketing to ensure that we compete effectively in this emerging market.

Technology Services

  Supplier Link

          We have developed Supplier Link, which uses our technology platform to establish direct links with an airline's internal reservation system. This allows us to book airline tickets directly with the supplier, effectively bypassing the expensive GDSs for this portion of our airline bookings.

Approximately 40% of our total paid air transactions for the month ended September 30, 2003 were processed using Supplier Link. Our Supplier Link technology enables airlines to avoid paying GDS booking fees on transactions processed using this technology, which can represent approximately 3-5% of the price of a ticket. Under this program, we believe that suppliers can save up to 70% compared to distribution costs through a GDS.

          We have implemented Supplier Link for five of our charter associate airlines: American Airlines, Continental Airlines, Northwest Airlines, America West Airlines and US Airways. We intend to implement Supplier Link technology with additional airlines in the future. See "Risk Factors—The terms of our agreement with Worldspan may limit the growth of our Supplier Link business" and "Certain Relationships and Related Party Transactions—Supplier Link Agreements."

  Booking Engine Services

          In addition to generating revenues from Orbitz.com, we provide hosting services to airlines as a platform for their websites. This line of business is known as Orbitz Booking Engine Services, or BES.  BES assists travel suppliers to sell travel products over their own websites and includes such services as flight availability and fares, bookings, seat selection, and management of frequent flyer accounts, including award travel bookings.

          In April 2002, we launched BES for American Airlines and in August 2002, we launched BES for Northwest Airlines. We derive our BES revenue through contractual hosting and support fees and, in some cases, through transaction fees when reservations are made or airline tickets are purchased using our services.

Technology and Operations

          We believe that the design and quality of our technology differentiate our website and product offerings from those of our competitors. Our goal has been to build an innovative travel management tool for consumers and to build systems that will move traffic and transactions through a low-cost channel. We believe that our system will continue to support rapid growth and differentiate us from our competitors.

          Our hardware and software architecture is designed to maximize scalability, availability, reliability, efficiency, flexibility, manageability and security. By implementing many GDS-like features ourselves including computing fares, checking availability, and booking transactions directly with airline hosts, Orbitz has constructed its booking engine using Internet technologies rather than a system based around more traditional mainframe travel systems. In addition to powering our own website, our technology provides the critical booking engine functionality for Northwest Airlines' website, NWA.com, and for American Airlines' website, AA.com. Both of these systems utilize the same Orbitz hardware and software architecture.

  Hardware

          Orbitz' focus on reducing costs per transaction keeps our technology team focused on the efficiency of our hardware. Orbitz makes extensive use of commodity hardware, such as personal computers, which allows for flexibility and processing power capable of handling large amounts of traffic and data at low unit costs. In addition, Orbitz has built monitoring and automation tools to help us monitor, detect and fix problems in our hardware and software, resulting in little downtime for maintenance and upgrades, while helping to keep costs of operating and maintaining the machines low despite increases in the number of machines. Hardware is monitored and managed 24 hours a day, seven days a week by our operations group, but our entire system requires a low person-to-machine support ratio. Critical website functions are mirrored and duplicated providing redundancy for the system. Our system's hardware and network architecture are designed to avoid single points of failure.

  Software

          The Orbitz framework separates our application into three main layers: the booking engine layer, business logic layer and presentation layer or user interface. Each layer of our system is responsible for different functions and services and operates independently of all others. Because our system has been designed with few dependencies among internal components or on outside systems, we can be innovative and flexible in the design of new features and functionality, which can be added without requiring any changes or re-work to other layers of the system and with a minimum amount of end-user downtime.

          Our booking engine allows connections to multiple host systems including GDSs and airline host systems to place reservations. Orbitz' Supplier Link product uses our booking engine to provide connections to airlines' own systems, dramatically reducing the cost of distribution for tickets sold over those connections. Five such connections exist, and the flexibility afforded by our software allows adding more connections with no downtime in the booking engine. This same architecture and design has been used in the implementation of our hotel search and booking system. The booking engine is capable of dynamically adding new data sources for searching and new host systems for booking hotel transactions without requiring end-user downtime.

          Our booking engine uses ITA's search algorithm technology to search for low fares. Orbitz has developed its own proprietary support services and software architecture that enables Orbitz to use ITA's technology in connection with Orbitz' booking engine. ITA's technology has been licensed to us on a non-exclusive basis under an agreement scheduled to terminate in 2007. Under this agreement and a related service level agreement, Orbitz pays ITA an annual license fee and in some circumstances additional fees, professional fees and service costs. ITA has agreed to provide Orbitz with most favored customer status. Orbitz has leveraged our advanced software and inexpensive hardware to provide our users several unique features, including Flex Search and Deal Detector. See "Risk Factors—If we are unable to resolve claims asserted by Amadeus or find a suitable alternative to ITA, it could have a material adverse effect on our business."

          Our user interface is designed to support multiple distribution channels, including Web browsers, e-mail, wireless devices and customer service agents.

  Security and Fraud Prevention

          Security has been and will continue to be a key consideration in the design and operation of our systems. Security is provided at multiple levels in both our hardware and software and our security systems for customer data are regularly validated by third party security evaluations.

          We bear financial risk from reservations placed with fraudulent credit card data. All claims of unauthorized charges are forwarded by customer support to our revenue protection department for investigation and resolution with the customer. To reduce our financial risk, we have implemented a number of anti-fraud measures and procedures. We rely on encryption and authentication technology for the secure transmission and validation of customer credit card information and other confidential information. Since servers can become vulnerable to viruses or harmful computer code transmitted over the Internet, we proactively check for intrusions into our infrastructure that could compromise the confidentiality of customer credit card data. We additionally use fraud prevention technology to identify potentially fraudulent transactions. In many cases, our verification process will include contacting the cardholder or the credit card issuer to determine whether a charge was authorized. The expansion of our Orbitz Merchant Hotel program heightens our exposure to credit card fraud since consumer credit card payments under that program are made directly to Orbitz, not to the hotel.

Consumer Marketing

          We use various forms of cost-effective online marketing, including "pop-under" advertising, advertising on content sites such as Trip Advisor, and placement on comparative shopping tools such as Side Step as well as on search engine websites such as Google and Overture. We expect to continue to use online advertising as our primary marketing vehicle. A smaller portion of our marketing budget is dedicated to traditional advertising such as TV, primarily cable, and print publications. Finally, our charter associates support our marketing efforts with in-kind marketing support that is primarily directed toward support of our sales promotion and public relations activities. Our marketing initiatives are subject to strict cost performance and measurement processes.

          We attract first-time purchasers and convert them to repeat customers by focusing on highly efficient e-mail marketing. Our retention efforts are further enhanced by segmentation and database mining techniques that recognize our best customers and seek to motivate our newest ones. Our cross-selling techniques on and off the website seek to expand the range of products purchased by each customer on Orbitz. We believe that our innovative customer support and customer care programs also engender loyalty.

          Our marketing efforts employ a comprehensive array of analytical tools that measure our spending effectiveness. We use these tools to ensure that we stay focused on achieving a high return on our marketing investment. We believe that focusing on performance-based marketing techniques and the financial implications of our marketing efforts is an important factor in pursuing our goal of profitable growth.

Consumer Advisory Board

          Orbitz is committed to providing consumers with industry-leading functionality and ease-of-use. We have invited several persons with backgrounds in consumer affairs, e-commerce and travel to serve on our Consumer Advisory Board. The Board meets regularly and makes recommendations to the senior management team on issues related to our products, privacy and security, industry trends, regulatory matters and methods of improving our products and services. We believe this is an important aspect of our goal of serving the needs of our customers. There are four people on our Consumer Advisory Board. Cornish Hitchcock is an attorney with more than 20 years of experience who advocated the rights of airline passengers at the Aviation Consumer Action Project (ACAP) and Public Citizen, two national consumer organizations. Esther Dyson is the Chairman of EDventure Holdings, which publishes a monthly computer-industry newsletter and sponsors two of the technology industry's premier annual conferences. John Levine is a consultant in the software industry, author of Internet for Dummies and has served as a board member for a user advocacy group, the Coalition Against Unsolicited Commercial E-Mail. Michael Hall is the corporate travel manager for Johnson Controls, Inc., a founding member of the Wisconsin chapter of the Association for Corporate Travel Executives and a member of the National Business Travel Association.

Customers

          Since launching our website in June 2001, Orbitz has experienced significant growth to become the third largest online travel company based on gross travel bookings. Since our launch, we have completed over 22 million travel transactions. Our customer base is highly fragmented with no meaningful customer concentration.

Supplier Relationships

          We have distribution and marketing agreements with numerous airlines, lodging companies, rental car companies and other travel suppliers. These agreements enable Orbitz to offer our consumers what we believe to be the most comprehensive selection of low fares generally available to the public and a wide array of competitive rates on other travel products. The airline charter associate agreements in place with numerous carriers ensure that we have access to the lowest fares generally available to the public, including those available on the airlines' own websites. In exchange, our airline charter associates benefit from our low-cost distribution model, access to our broad customer base and our unbiased display of air travel products. Our airline charter associate agreements with our Founding Airlines are terminable by each of them upon 30 days notice to us, subject to the restriction set forth in the stockholders agreement that such agreements or similar commercial agreements not be terminated for a period of two years from the date of this offering, and the terms of our agreements with other suppliers generally expire within one to two years. Our hotel agreements include (1) merchant hotel contracts with certain hotels, hotel management groups and hotel chains that give Orbitz access to discounted negotiated rates that Orbitz then marks-up and sells to consumers on a prepaid basis; (2) an agreement with Travelweb that provides Orbitz with discounted, prepaid rates from thousands of hotels; and (3) agreements with certain hotel chains which provide Orbitz with commissions on all retail transactions. Our car rental agreements provide us with access to the lowest rates on any third-party site.

          The table below lists some of the major suppliers with whom we have distribution or marketing agreements:

Airlines			Lodging	Car Rental

Domestic	International

Alaska Airlines
Aloha Airlines
American Airlines
America West
    Airlines
Continental Airlines
Delta Air Lines
Hawaiian Airlines
Midwest Airlines
Northwest Airlines
Spirit Airlines
United Airlines
US Airways
Aeromexico
Air France
Air Jamaica
Air New Zealand
All Nippon Airways
Asiana Airlines
British Airways
Cathay Pacific
China Airlines
COPA Airlines
CSA Czech Airlines
El Al Israel Airlines
EVA Air
Finnair
Iberia Airlines
Japan Airlines
KLM Royal Dutch
Korean Air
LanChile
LanPeru
LOT Polish Airlines
Lufthansa
Mexicana Airlines
Qantas Airways
Scandinavian Airlines
Singapore Airlines
South African Airways
Swiss International
    Air Lines Ltd.
VARIG Brasil
		Virgin Atlantic Airways	Accor Hotels Cendant Hotels Hilton Hyatt Intercontinental Kimpton Marriott International Omni Outrigger Starwood	Advantage Alamo Avis Budget Dollar Enterprise Hertz National Payless Thrifty

Competition

          The travel market is rapidly evolving and intensely competitive, and we expect competition to increase. We compete with a variety of companies with respect to each product or service we offer, including:

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  InterActiveCorp, an interactive commerce company, which owns or controls numerous travel-related enterprises, including Expedia, an online travel agency, Hotels.com, a distributor of online lodging reservations, Hotwire, a wholesaler of airline tickets, lodging and other travel products, and Ticketmaster and Citysearch, both of which offer destination information and tickets to attractions;

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  Sabre Holdings, which owns Travelocity, an online travel agency, GetThere, a provider of online corporate travel technology and services, and the Sabre Travel Network, a GDS;

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  Cendant, a provider of travel and vacation services, which owns or controls the following: Galileo International, a worldwide GDS; Cheap Tickets, an online travel agency; Lodging.com, an online distributor of hotel rooms; Howard Johnson, Ramada Inns, and other hotel franchisors; Avis and Budget car rental companies; and other travel-related brands;

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  other consolidators and wholesalers of airline tickets, lodging and other travel products, including priceline.com and Travelweb;

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  travel agencies targeting the corporate market, such as American Express, Navigant, TQ3/Maritz, World Travel Partners and Carlson Wagonlit, which compete against our Orbitz for Business service;

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  other local, regional, national and international traditional travel agencies servicing leisure and business travelers; and

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  operators of other GDSs, which control the computer systems through which travel reservations historically have been booked.

          We compete on the basis of ease of use, customer service and satisfaction, price, availability of product type or rate, service, amount and accessibility of information and breadth of products offered. As the demand for online travel products grows, we believe that the range of companies involved in the online travel products industry, including traditional travel agencies, travel industry information providers, online portals and e-commerce providers, will increase their efforts to develop products that compete with our website. Many travel suppliers, such as airlines, lodging, car rental companies and cruise operators, also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites. We believe that our comprehensive service offerings, innovative technology and focused customer support will continue to help us compete effectively in the travel products market. However, we cannot assure you that our online operations will continue to compete successfully with any current or future competitors.

Intellectual Property

          We protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws and through the domain name dispute resolution system. In order to limit access to and disclosure of our proprietary information, all of our employees have signed confidential information and invention assignment agreements, and we generally enter into nondisclosure agreements with third parties. We cannot provide assurance, however, that the steps we have taken to protect our intellectual property rights will adequately deter infringement or misappropriation of those rights. Particularly given the international nature of the Internet, the rate of growth of the Internet and the ease of registering new domain names, we may not be able to detect unauthorized use of our intellectual property or take enforcement action.

          From time to time, in the ordinary course of our business, we have been subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us. These claims and any resultant litigation could subject us to significant liability for damages. In addition, even if we prevail, the litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also limit our ability to use various patented business and data processes and hardware systems, service marks, trademarks, copyrights, trade secrets and other intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all. Furthermore, the validity of any patents that we may receive in the future may be challenged if such patents are asserted against third parties.

Government Regulation

          We must comply with laws and regulations relating to our sales activities, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel products, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers are heavily regulated and we are indirectly affected by such regulation.

  Travel Industry Regulation

          As a travel company selling air transportation products, we are subject to regulation by the Department of Transportation, or DOT, which has jurisdiction over economic issues affecting the sale of air travel, including consumer protection issues and competitive practices. The DOT has the authority to enforce economic regulations, and may assess civil penalties or challenge our operating authority. To the extent we sell travel products other than air transportation, we remain subject to regulation by the Federal Trade Commission, which has jurisdiction over a wide range of advertising, marketing and other consumer protection areas.

          Prior to our launch, the DOT conducted an investigation of our proposed business and operations with regard to their possible effect on competition in the market for distribution of air travel tickets. In April 2001, the DOT determined that it would not block the launch of Orbitz.com and notified Orbitz to that effect. In November 2001, after our launch and as required under the DOT appropriations bill adopted by Congress at that time, the DOT began another investigation of our business and operations. The DOT released a preliminary report in June 2002, in which it did not call for any changes to Orbitz' business practices. In December 2002, the Inspector General of the DOT completed a review of the June 2002 DOT report, its methodology and conclusions. The DOT Inspector General affirmed the original findings, cited pro-competitive aspects of our business practices and concluded that no further regulatory action was necessary.

  Antitrust Regulation

          Our Founding Airlines or their affiliates, which upon the consummation of this offering will own approximately 68% of our outstanding common stock (or approximately 64% of our common stock if the underwriters' option to purchase additional shares is exercised in full), compete with each other in the operation of their own businesses. As a result, we may continue to be subject to antitrust scrutiny, both at the federal level by the Department of Justice, or DOJ, and at the state level by Attorneys General of the various states, although there are not currently any pending federal or state reviews of which we are aware. In July 2003, the DOJ concluded its three-year examination of our business and operations. The scope of the investigation included an examination of various provisions contained within the charter associate agreements and a search for evidence of any anti-competitive effect on the marketplace and competition, as well as a search for evidence of coordination among our Founding Airlines. In closing its investigation, the DOJ affirmed that they had found no evidence that either the formation of Orbitz or the terms of the charter associate agreements has harmed consumers or competition.

  GDS Regulation

          The DOT is also responsible for administering regulations related to the activities of GDSs. In particular, the DOT regulations prohibit airlines from discriminating against competing GDSs in favor of GDSs that those airlines own or control. Under applicable DOT regulations, ownership is presumed when an airline maintains a 5% ownership interest in a GDS. We do not believe that our activities subject us to these regulations, as we do not believe that we operate a GDS within the scope of the regulations.

          The DOT has initiated rulemaking proceedings to revise the regulations governing GDSs, which are set to expire in January 2004. We expect the DOT to promulgate proposed final rules before the expiration of the current rules, and these rules may have an impact on our ability to develop travel products directed to retail travel agents. These travel products would encourage travel agents to use a special version of our booking engine software instead of booking tickets through GDSs. The new rules would need to eliminate certain current terms so that Orbitz may pursue this line of business without adverse regulatory requirements.

  Internet Regulation

          We must also comply with laws and regulations applicable to businesses engaged in online commerce. An increasing number of laws and regulations apply directly to the Internet and commercial online services. Moreover, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products or increase our cost of doing business.

          Federal legislation imposing limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Nondiscrimination Act, exempted certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November 1, 2003. Failure to renew this legislation could allow state and local governments to impose additional taxes on Internet-based sales, and these taxes could decrease the demand for our products or increase our cost of operations.

  International

          We may become subject to the laws and regulations of other countries, including with respect to transportation, privacy and consumer and online regulation. These may impose additional costs or other obligations on us.

  Future Regulation

          Congress, the DOT and other governmental agencies have under consideration, and may consider and adopt new laws, regulations and policies regarding a variety of matters that could affect our business or operations. We cannot predict what other matters might be considered in the future by Congress, the DOT or such other agencies, nor what the impact of this regulation might be on our business.

Employees

          As of September 30, 2003, we employed 290 persons on a full-time basis and 16 individuals on a part-time basis. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

          We lease our corporate headquarters in Chicago, Illinois, which consist of approximately 67,000 square feet.

Legal Proceedings

          On October 16, 2002, Amadeus Global Travel Distribution, S.A. and Amadeus s.a.s., collectively "Amadeus," filed a complaint against us in the United States District Court for the District of Delaware. In the lawsuit, Amadeus alleges that Orbitz' use of the ITA software in combination with GDS services from Worldspan (a competitor of Amadeus) constitutes a breach of the terms of the agreement with ITA under which we license components of the search technology we employ. Amadeus s.a.s is an express third-party beneficiary of our agreement with ITA, meaning that it has rights to directly enforce certain parts of that agreement. Amadeus also contends that we have tortiously interfered with the contract between Amadeus s.a.s. and ITA, claiming that ITA was not contractually free to license its low fare searching software to us in light of our supposed "affiliation" with Worldspan, which was owned by three of our Founding Airlines prior to the sale of Worldspan's business on July 1, 2003. Amadeus seeks an injunction prohibiting Orbitz' use of the ITA search technology software in combination with other GDS firms, as well as unspecified compensatory damages and punitive damages of not less than $5 million. We do not believe our activities have violated any rights of Amadeus, and we intend to defend this action vigorously.

          In April 2002, offline travel agents filed a putative class action lawsuit in a federal district court in California against Orbitz, United Air Lines, American Airlines and Delta Air Lines alleging violations of the U.S. antitrust laws. Among other things, the lawsuit contends that the defendant airlines, with Orbitz, have acted together to restrict competition in the market for the distribution of air travel tickets, by forming Orbitz and agreeing to make their fares available on our website and by ceasing to pay commissions to offline travel agents. According to the lawsuit, these and other actions have prevented offline travel agents from competing in this market. On behalf of some 18,000 travel agents, the plaintiffs seek damages in an unspecified amount, to be tripled under applicable antitrust laws. They also seek injunctive relief, including the dissolution of Orbitz or, in the alternative, that the defendant airlines make all their fares available to offline travel agents, all Founding Airlines or their affiliates sell their stock in Orbitz and all our airline charter associate agreements be revised. We believe the lawsuit is without merit and we intend to defend it vigorously.

          On June 4, 2003, a small number of travel agents who have opted out of an antitrust class action against several domestic airlines brought an additional action in the United States District Court for the Eastern District of Texas, naming Orbitz as well as several major airlines as defendants, and alleging that industry trends toward lower base travel agent commissions and the development of Orbitz constituted antitrust violations. The case has been submitted for consolidation with other similar lawsuits filed against airlines in other jurisdictions.

          On October 9, 2003, Travelweb filed a motion in the Circuit Court of Cook County, Illinois requesting a temporary restraining order ("TRO") and preliminary injunction to prevent Orbitz from continuing its Orbitz Merchant Hotel relationships with hotel chains that participate in Travelweb and from entering into new such relationships. The judge declined to rule on the TRO and instead established a schedule that anticipates a future hearing to occur at the end of 2003 or beginning of 2004 to decide the issue. In its pleadings, Travelweb alleged that it had complied with its requirements under its agreement with Orbitz and was not in material breach of the agreement, and therefore Orbitz had no right to terminate the agreement or to unilaterally supplement its prepaid hotel inventory with hotel properties affiliated with Travelweb. Orbitz believes that Travelweb has materially breached the competitive rate obligations of the agreement and that the actions Travelweb complains of were lawful efforts by Orbitz to mitigate economic losses resulting from Travelweb's default. Orbitz intends to file counter-claims and otherwise defend this action vigorously.

          In addition to the matters described above, we are party to various pending legal actions that we believe to be incidental to the operation of our business. We believe that the outcome of these pending, incidental legal proceedings will not have a material adverse effect on our financial position or results of operations.

          We cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against us or affecting our business. Consequently, we cannot assure you that the legal or regulatory proceedings referred to in this prospectus or any that may arise in the future will be resolved without a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

          Upon the consummation of this offering, our executive officers, directors and key employees will be as follows:

Name	Age	Position
Jeffrey G. Katz*	48	Chairman of the Board of Directors, President and Chief Executive Officer
John J. Park*	42	Chief Financial Officer
Christopher T. Hjelm*	42	Chief Technology Officer
John R. Samuel*	40	Executive Vice President, Consumer Travel
Jane M. Denman	46	Vice President, Human Resources
Gary R. Doernhoefer	46	Vice President, General Counsel and Secretary
Eliah M. Kahn	42	Vice President, Customer Experience
Michael D. Sands	36	Chief Marketing Officer
Rick F. Weber	44	Vice President, Business Travel Services
Scott D. Miller	51	Class A Director
Daniel P. Garton	46	Series B-AA Director
Jeffery A. Smisek	49	Series B-CO Director
Vincent F. Caminiti	60	Series B-DL Director
J. Timothy Griffin	52	Series B-NW Director
Douglas A. Hacker	48	Series B-UA Director

*
Denotes Executive Officer

Management

          Jeffrey G. Katz has served as our Chairman, President and Chief Executive Officer since July 2000. Prior to joining Orbitz, Mr. Katz was President and Chief Executive Officer of Swissair Group's Swissair, an international airline, from April 1997 until July 2000. Previously, Mr. Katz spent 17 years at American Airlines, an international airline, in a variety of executive roles including President of the Global Distribution System Division of Sabre. Mr. Katz received a B.S. in Mechanical Engineering from the University of California—Davis in 1976, an M.S. in Mechanical Engineering from Stanford University in 1978 and an M.S. from the Massachusetts Institute of Technology in 1980.

          John J. Park has served as our Chief Financial Officer since October 2000. Prior to joining Orbitz, Mr. Park served as Vice President, Services Finance from January 2000 to September 2000 and Vice President, Credit Finance from October 1998 to January 2000 for Sears Roebuck and Company, a retail and financial services firm. Previously, Mr. Park served as Assistant Treasurer, Capital Markets and Corporate Finance from August 1997 to October 1998 and Food Sector Controller from June 1996 to July 1997 for Diageo PLC, a global premium food and beverage company. Mr. Park joined Diageo in 1992 and served in various financial management roles before that with Pepsico Inc., a food and beverage company, and General Motors, an automotive corporation. Mr. Park received a B.A. in Economics and Political Science from Oberlin College in 1983 and an M.B.A. from the University of Michigan in 1985.

          Christopher T. Hjelm has served as our Chief Technology Officer since July 2003. Prior to joining Orbitz, Mr. Hjelm served as Senior Vice President, Technology of eBay Inc., a worldwide online marketplace for the sale of goods and services by individuals and businesses, from March 2002 to June 2003, and as Executive Vice President, Broadband Network Services of Excite@Home, an Internet service provider, from June 2001 to February 2002. Mr. Hjelm served as Chairman, President and Chief Executive Officer of Zoho Corp., an online marketplace for the hospitality industry, from January 2000 to June 2001. Mr. Hjelm also spent 14 years at FedEx Corporation, a global provider of transportation, e-commerce and supply chain management services, in a variety of roles, including Chief Information Officer of the Information Technology Division. Mr. Hjelm received a B.S. in Computer Information Systems from Colorado State University in 1983.

          John R. Samuel has served as our Executive Vice President, Consumer Travel since August 2003. Prior to joining Orbitz, Mr. Samuel spent 16 years at American Airlines, an international airline, in a variety of roles, including Vice President, Customer Technology, and Vice President, Interactive Marketing, where he led the team which launched AA.com. Mr. Samuel received a B.B.A. from Abilene Christian University in 1985 and an M.B.A. from the University of Chicago in 1987.

          Jane M. Denman has served as our Vice President, Human Resources since August 2000. Prior to joining Orbitz, Ms. Denman served as Vice President, Human Resources for Navigation Technologies, a supplier of digital maps for Internet and mobile applications, from June 1999 until August 2000. Previously, Ms. Denman served as Vice President, Human Resources for Whittman-Hart, an IT consulting firm, from March 1998 until May 1999 and held human resource and marketing management positions at Case Corporation, a manufacturer of agricultural and construction equipment, from August 1993 until February 1998, and prior to that, at General Electric, a diversified industrial corporation, and FMC, a diversified manufacturing company. Ms. Denman received a B.S. in Civil Engineering from Purdue University in 1979 and an M.B.A. from the University of Michigan in 1981.

          Gary R. Doernhoefer has served as our Vice President and General Counsel since September 2000 and as our Secretary since January 2001. Prior to joining Orbitz, Mr. Doernhoefer served as American Airlines' Senior Counsel for Government Affairs from July 1998 through August 2000. During his nine-year tenure at American Airlines, he also served in Attorney and Senior Attorney positions from January 1992 until June 1998 representing American Airlines on a number of complex antitrust cases. Previously, Mr. Doernhoefer served as a general law practice litigator for Mayer, Brown and Platt, and Davis, Graham and Stubbs. Mr. Doernhoefer received a B.A. in Political Science and Russian from Grinnell College in 1979 and a J.D. from the University of Chicago in 1984.

          Eliah M. Kahn has served as our Vice President, Customer Experience since January 2002. Prior to joining Orbitz, Mr. Kahn served as a partner for the CRM practice of Accenture, a management and technology services organization, from June 1998 until January 2002. Previously, Mr. Kahn was Chief Operating Officer for Market USA Inc. from March 1997 until June 1998 and held senior customer service management positions at Prudential Insurance, an insurance company, Marsh & McLennan Companies, a global professional services firm, Cigna Insurance, a financial services firm, and General Electric, a diversified industrial corporation. Mr. Kahn received a B.S. in Business Administration from Indiana University in 1983 and an M.B.A. from the University of Louisville in 1987.

          Michael D. Sands has served as our Chief Marketing Officer since December 2001. Mr. Sands joined Orbitz in September 2000 as Vice President, Marketing. Prior to joining Orbitz, Mr. Sands served as Vice President, Customer Acquisition Marketing at Giant Step, an e-solutions subsidiary of the Bcom3 Group, from May 2000 until September 2000. Previously, Mr. Sands was Director of Advertising and Sales Promotion for the Oldsmobile Division at General Motors Corporation, an automotive manufacturer, from January 1999 until April 2000 and was Director of Advertising from January 1997 until January 1999, where he managed their $250 million advertising and promotions budget. Mr. Sands also held marketing and advertising positions at Ameritech, a telecommunications firm, and Leo Burnett Co., an advertising agency, where he led the United Air Lines national advertising account. Mr. Sands received a B.S. in Communications from Northwestern University in 1989 and an M.M. from the Kellogg School at Northwestern University in 1995.

          Rick F. Weber has served as our Vice President, Business Travel Services since April 2002. Prior to joining Orbitz, Mr. Weber was a private consultant for a global travel distribution company from December 2001 until February 2002. Previously, Mr. Weber was Vice President, Electronic Commerce and Marketing IT for Swissair and Swissair Group, an international airline, from May 1998 through November 2001. Prior to that, Mr. Weber was Managing Director of Corporate Products for American Airlines, an international airline, from September 1996 until April 1998 and served in a variety of sales and international management positions over a ten-year career at American Airlines. Earlier in his career, he was Director of Marketing for DER Tours, a major German tour operator. He received a B.S. in Business Administration from the University of Virginia in 1980.

Board of Directors

          Scott D. Miller will serve as a director of Orbitz upon the consummation of this offering. Since October 2003, Mr. Miller has been a private investor. Mr. Miller served as Non-executive Vice Chairman of Hyatt Hotels Corporation from May 2003 through September 2003; President from December 1999 to April 2003; and Executive Vice President from August 1997 to December 1999. Mr. Miller is also a director of Schindler Holding Ltd. and of AXA Financial, Inc.

          Vincent F. Caminiti has served as a director of Orbitz since May 2000. Mr. Caminiti has served as Senior Vice President—Profitability Initiatives of Delta Air Lines since January 2003. Mr. Caminiti was Senior Vice President—e-Business of Delta Air Lines from September 2000 to January 2003, Senior Vice President—Sales & Distribution from November 1998 to September 2000 and Senior Vice President—Sales and International from November 1996 to November 1998.

          Daniel P. Garton has served as a director of Orbitz since October 2002. Mr. Garton has served as Executive Vice President—Marketing of AMR Corporation and American Airlines since September 2002. Mr. Garton was Executive Vice President—Customer Services of American Airlines from January 2000 to September 2002, Senior Vice President—Customer Services from September 1998 to January 2000 and President of American Eagle Airlines from July 1995 to September 1998. Mr. Garton has served as a trustee of Liberty Property Trust, a Maryland real estate investment trust, since December 2001.

          J. Timothy Griffin has served as a director of Orbitz since September 2000. Mr. Griffin has served as Executive Vice President, Marketing and Distribution of Northwest Airlines since January 1999 and was Senior Vice President, Market Planning and Systems from June 1993 to January 1999. Mr. Griffin is also a director of Pinnacle Airlines Corp.

          Douglas A. Hacker has served as a director of Orbitz since May 2000. Mr. Hacker has served as Executive Vice President—Strategy of UAL Corporation and United Air Lines since December 2002. From September 2001 until December 2002, Mr. Hacker served as Executive Vice President of United Air Lines and President of UAL Loyalty Services, Inc. From July 1999 to September 2001, Mr. Hacker served as Executive Vice President and Chief Financial Officer of UAL Corporation and as Executive Vice President Finance and Planning and Chief Financial Officer of United Air Lines. From February 1996 to September 2001, Mr. Hacker served as Senior Vice President and Chief Financial Officer. On December 9, 2002, UAL Corporation and certain of its domestic subsidiaries, including United Air Lines and UAL Loyalty Services, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Hacker is also a director of 39 registered investment funds advised by Columbia Management Group.

          Jeffery A. Smisek has served as a director of Orbitz since January 2003. Mr. Smisek has served as Executive Vice President of Continental Airlines since March 2003. From May 2001 to March 2003, Mr. Smisek served as Executive Vice President—Corporate and Secretary and from November 1996 to May 2001, Mr. Smisek served as Executive Vice President, General Counsel and Secretary of Continental Airlines. Mr. Smisek is also a director of Varco International, Inc.

Board Composition

          Our board of directors is currently comprised of seven directors. In December 2003, William G. Brunger, M. Michele Burns, Adolfo M. Lenza and John P. Tague resigned from our board of directors prior to the effective date of the registration statement of which this prospectus is a part. Following this offering, we expect our board of directors to be comprised of nine directors, including:

  •
  Six directors, appointed by the holders of Class B common stock, with each series electing one director and the class together electing one additional director, which will be the chief executive officer. In addition to Mr. Katz, these directors will initially consist of Messrs. Caminiti, Garton, Griffin, Hacker and Smisek.

  •
  Scott D. Miller, appointed to the board of directors as a Class A director immediately prior to the effectiveness of this offering. Two additional Class A directors will be appointed by the board of directors, as provided in our bylaws and we expect one of these appointments to be made within 90 days following the consummation of this offering and the other to be made within one year following the consummation of this offering. Our bylaws provide that such nominees may not be an employee, officer or director of a Founding Airline or its affiliates so long as such airline owns any shares of Class B common stock. These Class A directors will be divided into three classes having staggered three-year terms, with the initial terms being one, two and three years, respectively. Upon the expiration of the term of a Class A director, the person nominated to serve as the director in such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires.

          Our Founding Airlines, or their affiliates, have advised us that they intend to file a Schedule 13G with the Securities and Exchange Commission following the completion of this offering to report their Orbitz holdings as a group. As a result, Orbitz will be deemed to be a "controlled company" under the rules of the Nasdaq Stock Market, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the Nasdaq Stock Market. Pursuant to this exception, we will be exempt from the rule that requires that (1) our board of directors be comprised of a majority of "independent directors"; (2) our compensation committee be comprised solely of "independent directors"; and (3) our nominating committee be comprised solely of "independent directors" as defined under the rules of the Nasdaq Stock Market. The "controlled company" exception does not modify the independence requirements for the audit committee and we intend to comply with the Sarbanes-Oxley Act and the Nasdaq independence rules for audit committees.

Board Committees

          Our board of directors has an audit committee, a compensation committee and a Class A nominating committee. Our bylaws mandate that the directors elected by each series of Class B common stock, other than the chief executive officer, are entitled to serve on each committee of our board of directors, except where a different composition is required under the Sarbanes-Oxley Act and the Nasdaq rules.

          Audit Committee.    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee upon consummation of this offering will be comprised of Messrs. Garton, Hacker and Miller. The Sarbanes-Oxley Act and Nasdaq rules require that the members of the audit committee satisfy specified independence tests and we plan to appoint the two other independent Class A directors to the audit committee upon their appointment to the board of directors to replace Messrs. Garton and Hacker.

          Compensation Committee.    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee upon consummation of this offering will be comprised of Messrs. Caminiti, Garton, Griffin, Hacker and Smisek.

          Class A Nominating Committee.    The Class A nominating committee of our board of directors will select nominees for Class A director positions to be recommended by our board of directors for election as directors and for filling any vacancies in such positions. Our amended and restated bylaws provide that such nominees may not be an employee, officer or director of a Founding Airline or its affiliates so long as such airline owns any shares of Class B common stock. Upon the consummation of this offering, the Class A Nominating Committee will consist of Messrs. Caminiti, Garton, Griffin, Hacker and Smisek.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

          Directors currently receive no compensation from us for their services. Following the consummation of this offering, we intend to compensate non-employee directors for their service on our board. Each non-employee director will be eligible to receive an annual retainer of $20,000, with an additional stipend of $1,500 for each board of directors or committee meeting attended. In addition to the foregoing, the Chairman of our Audit Committee will be eligible to receive an annual retainer of $50,000, and other members of the Audit Committee an annual retainer of $10,000, for their service on the Audit Committee. We also reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors. Non-employee directors will be eligible to receive option grants under our 2002 Stock Plan. See "—Stock Plans—Amended and Restated Orbitz, Inc. 2002 Stock Plan."

Executive Compensation

          The following table sets forth all compensation paid by us relating to the fiscal year ended December 31, 2002 to (i) our Chief Executive Officer; and (ii) the other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2002. We refer to these executives as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name And Principal Position	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Award(s)	Securities Underlying Options
Jeffrey G. Katz Chairman of the Board of Directors, President and Chief Executive Officer	$500,000	$500,000	$22,229(2)	—	—
John J. Park Chief Financial Officer	300,000	150,000	—	—	—
Alex D. Zoghlin(3) Chief Technology Officer (former)	300,000	150,000	—	—	—
Daniel S. Hafner(3) Executive Vice President, Consumer Travel Services (former)	225,000	90,000	—	—	—

(1)
Unless otherwise shown, the aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)
Amounts reimbursed for the payment of taxes on perquisites and other personal benefits.

(3)
No longer an executive officer of Orbitz.

Option Grants in Last Fiscal Year

          There were no stock options granted during the fiscal year ended December 31, 2002 to the named executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

          The following table sets forth information with respect to options exercised by the named executive officers during the fiscal year ended December 31, 2002 as well as the unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2002.

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of Unexercised In-The-Money Options at December 31, 2002 (1)
Name	Shares Acquired on Exercise	Value Realized
			Vested	Unvested	Vested	Unvested
Jeffrey G. Katz	—	$—	810,069	823,264	$4,909,020	$4,988,980
John J. Park	—	—	216,840	191,493	1,314,050	1,160,450
Alex D. Zoghlin	—	—	216,840	191,493	1,314,050	1,160,450
Daniel S. Hafner	—	—	108,493	95,841	657,466	580,794

(1)
There was no public trading market for our common stock as of December 31, 2002. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2002 of $13.02 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Employment Contracts and Change of Control Arrangements

  Executive Employment Agreements

          We entered into an employment agreement with Mr. Katz dated as of July 6, 2000 that was amended and restated as of July 6, 2003. The agreement, which has a term of four years, provides for Mr. Katz to receive a base salary of $500,000, subject to increase at the discretion of the board, and to be eligible to receive a target annual performance bonus up to 200% of base salary upon attainment of performance goals determined by the board. The agreement provides for a restricted stock grant of 66,667 shares on July 6, 2003. The restricted stock will vest as to one-fourth of the shares each year on each anniversary of the grant date. Provided our market valuation (as defined in the agreement) is at least $1.25 billion at the time of this offering, the vesting of one-fourth of the restricted stock will accelerate in the event this offering is completed before the first anniversary of the stock grant and the vesting of the remaining installments of the restricted stock will each accelerate in the event the 20-day average closing price of our stock attains certain share price objectives, ranging from 1.15 to 1.5 times the price of our stock in this offering. Mr. Katz is eligible to receive an additional bonus stock grant of 33,333 shares of restricted stock in the event the 20-day average closing price of our stock exceeds two times the price of our stock in this offering. This bonus stock grant will vest monthly over six months from its grant. If Mr. Katz is discharged from Orbitz, for reasons other than for cause, death or disability, or if he resigns because of a constructive termination, then, if Mr. Katz signs a release of claims against Orbitz, we will pay Mr. Katz severance equal to two times the sum of Mr. Katz's base salary plus the target bonus, which ranges from 100% to 200% of his base compensation. This severance amount will be paid over 24 months. In the event Mr. Katz is entitled to severance benefits, he will vest in and be entitled to exercise all options previously granted and outstanding as to the same number of shares as would have become vested and exercisable had he remained with Orbitz for an additional six months, and the grant of 66,667 restricted shares made to Mr. Katz on July 6, 2003 and the bonus stock grant, if made, will fully vest. Mr. Katz will also be entitled to continue health care benefits until the end of his severance period, or, if earlier, the date he is no longer eligible to continue his health coverage as required by law. If, upon a change of control as defined in the agreement, Mr. Katz is not offered the position of Chairman and Chief Executive Officer of the combined corporation resulting from such change of control, then his stock grant and all of his options will vest and be exercisable as of the date of such change of control. Under the agreement, during his employment and for 12 months thereafter or for the duration of his severance period, as the case may be, Mr. Katz has agreed not to compete with us, solicit or hire any of our, our resellers' or our distributors' employees or solicit any business from any of our customers, users, resellers or distributors on behalf of any of our competitors. If Mr. Katz violates his agreement not to compete, his severance payments and all other related payments from Orbitz will cease.

          At Mr. Katz's option, if on any of the following triggering dates: (i) the first four anniversaries of July 6, 2003, (ii) 30 days after the completion of this offering or (iii) Mr. Katz's resignation or termination by us for any reason, the average closing price of our stock for the immediately preceding 20-day period is less than $30.00 per share, Mr. Katz may require us to make a one-time cash payment to him in an amount equal to $30.00 minus such average closing price, multiplied by 83,333. This may result in a payment of up to $2,500,000, depending on the 20-day average closing price of our stock preceding the relevant triggering date.

          On October 2, 2000, July 1, 2003 and August 18, 2003 we entered into employment agreements with John J. Park, Christopher T. Hjelm and John R. Samuel, respectively, as our Chief Financial Officer, Chief Technology Officer and Executive Vice President, Consumer Travel. Under their agreements, Mr. Park and Mr. Hjelm each receive an annual salary of $350,000, subject to modification, and Mr. Samuel receives an annual salary of $300,000, subject to modification. In all other respects, the agreements are substantially similar. The agreements provide an opportunity for an annual performance-based target bonus of 50% of annual salary. The agreements may be terminated by us or the affected executive at any time, with or without cause. If any of Mr. Park, Mr. Hjelm or Mr. Samuel is terminated by us without cause or resigns as a result of constructive termination, as defined in the agreement, and if he signs a release of claims against Orbitz, we will continue to pay his base salary and honor obligations under certain benefit plans as provided in the agreements for a period of six months. We will also pay a prorated amount of the targeted maximum annual bonus and credit him with six months of additional vesting service for purposes of vesting in unvested options and restrictions on restricted shares held by him as of the date of termination or resignation. If any of Mr. Park, Mr. Hjelm or Mr. Samuel is terminated in connection with a change in control as defined in the agreement, if he signs a release of claims against Orbitz, we will continue to pay his base salary for a period of 12 months, pay him an amount equal to the targeted maximum annual bonus, and an amount equal to the pro-rated targeted maximum annual bonus less any portion already paid to him, honor obligations under certain benefits plans as provided in the agreement, and accelerate the vesting of and release of restrictions on 100% of his options and restricted shares. Under the agreements during their employment and for 12 months thereafter, each of Mr. Park, Mr. Hjelm and Mr. Samuel has agreed not to compete with us, solicit or hire any of our, our affiliates' or our independent contractors' employees or interfere with our relationships with our suppliers, customers or clients.

Stock Plans

  Orbitz, Inc. 2000 Stock Plan

          Our board of directors adopted the 2000 Stock Plan, or the 2000 Plan, and our stockholders approved the 2000 Plan on June 1, 2000. The 2000 Plan was amended as of June 19, 2001. The 2000 Plan allows us to issue awards of stock options, restricted stock, stock appreciation rights and stock purchase rights. Our employees, directors and consultants are eligible to receive awards under the 2000 Plan. A total of 3,751,874 shares were either granted as restricted stock, stock purchase rights or subject to options under the 2000 Plan. On April 10, 2002, the 2000 Plan was frozen and no further awards will be made under that plan. The 2000 Plan is administered by the compensation committee of our board of directors. The compensation committee administering the 2000 Plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of Orbitz, exercisable upon the voluntary or involuntary termination of the employee, director or consultant's service with us for any reason, including death or disability.

          Options and rights granted under the 2000 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2000 Plan must generally be exercised within three months of the optionee's termination of employment, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

          In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the 2000 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the option shall be fully exercisable for a period of 15 days from such notice, and the option will terminate upon the expiration of such period.

  Amended and Restated Orbitz, Inc. 2002 Stock Plan

          The Amended and Restated 2002 Stock Plan, or the 2002 Plan, was adopted by our board of directors and approved by our stockholders on April 10, 2002. The 2002 Plan was subsequently amended and restated by our board of directors on May 15, 2002 and further amended on November 25, 2003. The 2002 Plan provides for the grant of stock options, stock purchase rights, stock appreciation rights and restricted stock awards to our employees, directors and consultants. A total of 5,300,230 shares of common stock have been reserved for issuance under the 2002 Plan, plus any shares of restricted stock forfeited or expired unexercised options under the 2000 Plan. A total of 3,123,582 shares have been granted as restricted stock, stock purchase rights or subject to options under the 2002 Plan.

          The compensation committee as the administrator of the 2002 Plan has the power to determine the terms and conditions of the options and rights granted, including the exercise price, the number of shares to be covered by each award, the exercisability thereof and any restrictions regarding the award. Restricted stock is generally subject to a repurchase option in favor of Orbitz, exercisable upon the voluntary or involuntary termination of the employee, director or consultant's service with us for any reason, including death or disability.

          Options and rights granted under the 2002 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2002 Plan must generally be exercised within three months of the optionee's termination, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

          Members of our board of directors who are not employees receive certain option grants automatically under the 2002 Plan. At the time the registration statement in respect of this offering becomes effective each such director (other than any directors who will resign from the board of directors upon the consummation of this offering) will receive an option to purchase that number of shares, rounded up to the next whole share, which results in the option having a Black-Scholes valuation of $70,000. Following this offering, upon his or her initial election to our board of directors, each new non-employee director automatically will receive an option grant for a number of shares, rounded up to the next whole share, which results in the option having a Black-Scholes valuation of $70,000. Finally, at each annual stockholders meeting following the offering, each of our non-employee directors automatically will receive an option for that number of shares, rounded up to the next whole share, which results in the option having a Black-Scholes valuation of $70,000. The options granted automatically to our non-employee directors when the registration statement in respect of this offering becomes effective shall have a per share exercise price equal to the per share price in this offering. The options granted automatically to our non-employee directors following this offering shall have a per share exercise price equal to the then-fair market value of our Class A common stock. All of the automatically granted options will become vested in 50% installments on the date of their grant and on the first anniversary of the date of their grant (assuming continued service as a director). Options granted to our non-employee directors are exercisable until the earlier of 10 years from the date of grant or 12 months after a director terminates membership on our board of directors.

          In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the 2002 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the options shall be fully exercisable for a period of 15 days from such notice, and the options will terminate upon the expiration of such period.

Executive Bonus Plan

          Effective January 1, 2002 we adopted an Executive Bonus Plan. The Bonus Plan is administered by our board of directors and such administration has been delegated to the compensation committee in accordance with the bylaws. Only our senior executive officers are eligible to participate in the Bonus Plan, as selected by its administrator.

          Bonuses are determined and paid based upon objectively determinable formulas established by the administrator and relating to one or more of the following corporate business performance criteria: net income, revenues, market share, new customers, earnings per share, return on equity, return on invested capital or asset, customer satisfaction, business percentage mix, gross margins, individual management by objective goals, cash flow, or earnings before any one or more of interest, taxes, depreciation or amortization. The administrator of the Bonus Plan may also, pursuant to its discretion, set additional conditions and terms for payment of bonuses, including the achievement of other financial, strategic or individual goals, which may be objective or subjective, as it deems appropriate. Bonus formulas may be set for performance periods of one, two or three fiscal years.

          The administrator may, in its discretion, reduce the amount of bonus otherwise payable to a participant under the bonus formula. However, the administrator has no discretion to increase the amount of a participant's bonus above the formula amount. In no event will a bonus payable to any participant under the Bonus Plan with respect to any performance period exceed $2,000,000.

          Bonuses may be paid in cash or the equivalent value of our common stock at the time the bonus is awarded. If paid in our common stock, the administrator may impose additional vesting or other similar restrictions on such stock; however, any such vesting restrictions may not exceed a period of four years.

Limitation of Liability and Indemnification of Officers and Directors

          As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

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  any transaction from which the director derived an improper personal benefit.

          These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

          As permitted by the Delaware General Corporation Law, our certificate of incorporation and amended and restated bylaws provide that:

  •
  we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

          We intend to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

          Our certificate of incorporation also expressly provides that holders of our Class B common stock and their respective affiliates and related parties, including our directors, may have other business interests and may engage in any other businesses, including businesses similar to ours. Our certificate of incorporation further provides that no holder of Class B common stock or its affiliates or related parties shall have any obligation to present any such business opportunity to us, even if that opportunity is one which we might reasonably be deemed to have pursued. In the case of our directors and officers who are also directors, officers or employees of such holders of Class B common stock or its affiliates or related persons, under our certificate of incorporation, no breach of any fiduciary duty shall arise out of the failure to present us with a business opportunity which was not offered to such person in writing expressly and solely in his or her capacity as our director or officer.

          Under the Amended and Restated Limited Liability Company Agreement of Orbitz, LLC, Orbitz, LLC will indemnify officers and directors against liabilities that arise in connection with the management or conduct of the business and affairs of Orbitz and any activities of any officer or director involving the offering and selling of Orbitz securities, provided that the indemnification will not apply to acts in bad faith, acts not reasonably believed to be in the best interests of Orbitz, LLC, or acts in breach of certain agreements.

          At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Round I Financing

          On March 6, 2000, DUNC, LLC (predecessor to Orbitz, LLC) entered into subscription agreements with each of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines pursuant to which Continental Airlines purchased 1,549,949 Class A Units and 52 Class B Units for an aggregate purchase price of $4,650,000, Delta Air Lines purchased 3,349,888 Class A Units and 111 Class B Units for an aggregate purchase price of $10,050,000, Northwest Airlines purchased 1,749,941 Class A Units and 58 Class B Units for an aggregate purchase price of $5,250,000, and United Air Lines purchased 3,349,888 Class A Units and 111 Class B Units for an aggregate purchase price of $10,050,000.

Round II Financing

          On May 9, 2000, we entered into a series of agreements pursuant to which American Airlines became a member of DUNC, LLC. Pursuant to the terms of an interest purchase agreement between American Airlines and DUNC, LLC, American Airlines purchased 2,121,140 Class A Units and 70 Class B Units for an aggregate purchase price of $14,750,000.

Formation of DUNC, Inc. (predecessor to Orbitz, Inc.)

          On May 9, 2000, pursuant to a series of subscription letters between us and our Founding Airlines, we issued 327 shares of Series A Preferred Stock to American Airlines, 239 shares of Series A Preferred Stock to Continental Airlines, 515 shares of Series A Preferred Stock to Delta Air Lines, 269 shares of Series A Preferred Stock to Northwest Airlines, and 515 shares of Series A Preferred Stock to United Air Lines, in each case for a purchase price of $3.00 per share. In addition, pursuant to an interest purchase agreement between us and DUNC, LLC, we purchased 1,864,802 Class C Units of DUNC, LLC for a purchase price of $5,594.

Round III Financing

          On October 4, 2000, Orbitz, LLC entered into interest purchase agreements with our Founding Airlines pursuant to which American Airlines purchased 1,257,184 Class A Units for an aggregate purchase price of $8,750,000.64, Continental Airlines purchased 918,642 Class A Units for an aggregate purchase price of $6,393,750.64, Delta Air Lines purchased 1,985,453 Class A Units for an aggregate purchase price of $13,818,750.56, Northwest Airlines purchased 1,037,177 Class A Units for an aggregate purchase price of $7,218,749.60, and United Air Lines purchased 1,985,452 Class A Units for an aggregate purchase price of $13,818,750.56.

Round IV Financing

          On April 2, 2001, Orbitz, LLC entered into interest purchase agreements with our Founding Airlines pursuant to which American Airlines purchased 3,047,360 Class A Units and 41 Class B Units for an aggregate purchase price of $21,209,909.92, Continental Airlines purchased 918,635 Class A Units and 7 Class B Units for an aggregate purchase price of $6,393,750.42, Delta Air Lines purchased 1,090,344 Class A Units and zero Class B Units for an aggregate purchase price of $7,588,795.80, Northwest Airlines purchased 1,037,169 Class A Units and 8 Class B Units for an aggregate purchase price of $7,218,750.06, and United Air Lines purchased 1,090,344 Class A Units and zero Class B Units for an aggregate purchase price of $7,588,795.80.

June 2001 Transactions

          On June 19, 2001, we entered into stock subscription agreements with our Founding Airlines pursuant to which we issued 1,457 shares of Series A preferred stock to American Airlines, 701 shares of Series A preferred stock to Continental Airlines, 1,269 shares of Series A preferred stock to Delta Air Lines, 792 shares of Series A preferred stock to Northwest Airlines and 1,269 shares of Series A preferred stock to United Air Lines, in each case for a purchase price of $3.00 per share. In addition, pursuant to an interest purchase agreement between us and Orbitz, LLC, we purchased 5,488,531 Class C Units of Orbitz, LLC for an aggregate purchase price of $16,465.59.

Round V Financing

          On August 10, 2001, Orbitz, LLC entered into interest purchase agreements with American Airlines, Continental Airlines, Northwest Airlines and United NewVentures, Inc. pursuant to which American Airlines purchased 2,760,963 Class A Units and 48 Class B Units for an aggregate purchase price of $19,216,635.53, Continental Airlines purchased 1,455,409 Class A Units and 25 Class B Units for an aggregate purchase price of $10,129,827.54, Northwest Airlines purchased 1,643,204 Class A Units and 29 Class B Units for an aggregate purchase price of $11,436,901.40, and United NewVentures purchased 2,760,963 Class A Units and 48 Class B Units for an aggregate purchase price of $19,216,635.53.

          Prior to August 10, 2001, United Air Lines notified us that it had transferred its shares of preferred stock in Orbitz, Inc. and membership units in Orbitz, LLC to an affiliate, United NewVentures, Inc., which subsequently in December 2001 changed its name to UAL Loyalty Services, Inc.

          In March 2002, Delta Air Lines transferred its shares of preferred stock in Orbitz, Inc. and membership units in Orbitz, LLC to an affiliate, Omicron Reservations Management, Inc.

2002 Restructuring

          On April 10, 2002, we entered into a restructuring transaction to, among other things, (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by our Founding Airlines or their affiliates, and issued to such Founding Airlines or their affiliates an aggregate of 6,829 shares of its Class B common stock. CANDU, Inc. was then merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. by converting all outstanding shares of Class B common stock of CANDU, Inc. into shares of Class B common stock of Orbitz, Inc., converting all outstanding shares of common stock of Orbitz, Inc. into Class C common stock of Orbitz, Inc. and cancelling all outstanding shares of Series A preferred stock of Orbitz, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended, among other things, to designate Orbitz, Inc. as the sole manager.

Round VI Financing

          On August 8, 2002, Orbitz, LLC entered into interest purchase agreements with American Airlines, Continental Airlines, Northwest Airlines, Omicron Reservations Management, Inc. and UAL Loyalty Services, Inc. pursuant to which American Airlines purchased 200,968 Class A units for an aggregate purchase price of $2,616,600, Continental Airlines purchased 105,937 Class A Units for an aggregate purchase price of $1,379,300, Northwest Airlines purchased 119,608 Class A Units for an aggregate purchase price of $1,557,300, Omicron Reservations Management purchased 140,568 Class A Units for an aggregate purchase price of $1,830,200 and UAL Loyalty Services purchased 200,968 Class A Units for an aggregate purchase price of $2,616,600.

Exchange of Orbitz, LLC Units for Class A Common Stock, Class B Common Stock and Series A Non-Voting Convertible Preferred Stock

          Pursuant to an agreement among the holders of Class B common stock and us, our Founding Airlines or their affiliates have agreed to contribute all of the membership units held by them to Orbitz, Inc. in exchange for shares of Class A common stock, Class B common stock and Series A non-voting convertible preferred stock, which exchange shall be effective prior to the consummation of this offering. See "Corporate History and Restructuring."

          Prior to the IPO Exchange, UAL Loyalty Services will transfer by dividend to UAL Corporation and UAL Corporation will then transfer by a contribution of capital to United Air Lines all of its shares of common stock in Orbitz, Inc. and all of its membership units in Orbitz, LLC.

Stockholders Agreement

          Orbitz, Inc. and Orbitz, LLC are parties to an amended and restated stockholders agreement with our Class B common stockholders, who are currently our Founding Airlines or their affiliates. The agreement confers certain rights upon our Class B common stockholders and imposes certain obligations upon them and us, including the following:

  Registration Rights

          After this offering, pursuant to the terms of an amended and restated stockholders agreement, holders of Class B common stock, which is convertible into Class A common stock, will be entitled to registration rights with respect to our common stock. Under the terms of the stockholders agreement, these registration rights include the following:

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  an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

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  one demand registration right per holder (but no more than three aggregate demand registrations or five aggregate demand registrations in the event that we are not eligible to use Form S-3 or an equivalent short-form registration statement within one year of the consummation of this offering) which any holder may exercise no sooner than 180 days after this offering, requiring us to register sales of at least $5 million of such holder's common stock, subject to the discretion of our board of directors to delay the registration once in any 12-month period for up to 45 days if the board determines that the registration would be seriously detrimental to Orbitz; and

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  an aggregate of four registrations on Form S-3 or an equivalent short-form registration statement in any 12-month period, which any holder may exercise following the time we first qualify for the use of this form of registration with the SEC, requiring us to register sales of more than $2 million of common stock in the aggregate, subject to the discretion of our board of directors (i) to defer the registration once in any 12-month period for up to 45 days or (ii) to cause to be unusable a shelf registration statement for up to 60 days once in any 12-month period, in each case if the board determines that the registration would be seriously detrimental to Orbitz.

          We have agreed to pay all expenses of any registration pursuant to the stockholders agreement, except for underwriters' discounts and commissions and applicable stock transfer taxes. However, we are not required to pay expenses in connection with a registration request made by a holder of Class B common stock if the request is withdrawn, unless there has been a material adverse change in our condition, business or prospects.

          All registration rights provided under the stockholders agreement terminate with respect to any holder of registrable securities at such time as such holder is able to sell all of its registrable securities under Rule 144 during any three-month period.

  Voting Agreements

          The Class B common stockholders have agreed to vote all of the voting securities held by them to elect our chief executive officer as a member of our board of directors.

  Issuance of Securities, Subscription Rights and Transfer Restrictions

          Following the consummation of this offering, under our stockholders agreement, if we determine to sell any securities to any Class B common stockholder or any other holder of securities issued prior to this offering, each Class B common stockholder is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms; provided, this right does not apply to issuances associated with employee plans.

          Following the consummation of this offering under our stockholders agreement, if a Class B common stockholder desires to sell any of our securities to another Class B common stockholder (other than in connection with a registered offering), each Class B common stockholder is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

  Restrictions on Relationships with Certain Entities

          Subject to certain limited exceptions and for a period ending two years after the consummation of this offering, each of our Class B common stockholders has agreed under our stockholders agreement that neither it nor its affiliates will hold or acquire beneficial ownership of any securities of any of Travelocity, Expedia, Preview Travel, Cheap Tickets or any Internet travel portal venture owned, operated, developed, marketed or under development as of May 9, 2000 by two or more of any of Cendant, Starwood, Intercontinental, Marriott International, Hilton or Hyatt or securities of any of the respective successors of the foregoing entities or venturers or contract to provide such entities or ventures with any technology or services in exchange for securities of these entities or ventures.

          Subject to certain limited exceptions and for the period ending two years after the consummation of this offering, each of the holders of our Class B common stock has agreed under our stockholders agreement that neither it nor its affiliates will act in concert with two or more other holders of our Class B common stock, or their respective affiliates, to acquire beneficial ownership of more than 10% in the aggregate, of a third party that offers the direct sale to consumers of air travel products predominantly through an Internet site.

  Requirement to Maintain Commercial Agreement with Orbitz

          For the period ending two years after the consummation of this offering, each of the holders of our Class B common stock has agreed, or has agreed to cause its affiliates which are party thereto, to continue to be a party to a charter associate agreement or other commercial agreement with us to provide published fare and inventory information for air transportation for inclusion and sale on our website.

Airline Charter Associate Agreements

          We expect to enter into amended and restated airline charter associate agreements with our Founding Airlines that govern each airline's participation in our website which would be effective upon consummation of this offering. The term of each agreement, as amended, is ten years, although the airline may terminate its agreement upon 30 days' notice to us, subject to the restriction set forth in the stockholders agreement that such agreements or similar commercial agreements not be terminated for a period of two years from the date of this offering.

          Under each agreement, the airline has agreed to provide us with information regarding its flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline's own Internet site, to an Internet site branded and operated by the airline and any of its alliance partners or to the airline's internal reservation system. In addition, the airline has agreed to provide us with nondiscriminatory access to seat availability for published fares for passengers yielding comparable net revenue values in comparable fare classes in the airline's internal reservation system, the airline's own Internet site, or Internet sites operated by its alliance partners. "Published fares" means all fares other than fares filed in a private area to which there is limited access, fares offered through an opaque pricing system, and fares not generally available for purchase by the general public. Each airline has also agreed that to the extent it offers published fares, flight schedules, seat availability, service enhancements, frequent flyer program account information, frequent flyer promotions, functionality or processing of frequent flyer transactions or the purchase, sale or redemption of frequent flyer miles to other online travel company websites that are non-opaque in connection with the sale of airline tickets for travel within, between, among or from the U.S., Canada and Mexico, subject to certain limitations, it will offer the same to Orbitz on commercial terms and conditions not less favorable than the most favorable terms and conditions offered by the airline to such other online travel company. We are required to present the information received from the airline on our website in an integrated display that, except in response to a customer request, operates in an unbiased manner based upon service criteria that do not reflect the carrier's identity and that are consistently applied to all carriers and to all markets. The relationship between the charter associate and Orbitz is not exclusive and the charter associate may participate in other Internet websites similar to Orbitz.com. Under the airline charter associate agreements, we are also required, at the request of the airline and subject to technical and financial constraints, to use our reasonable business efforts to connect directly to the airline's internal reservation system for published fares, schedules and seat availability information so as to eliminate the need for a GDS link for such data.

          In return for the ticket distribution and customer service and support services that we provide to the airline, the airline has agreed to pay us an amount equal to the greater of certain agreed upon transaction fees, which decrease each year until 2007, and any higher amount the airline determines to pay. In addition, the airline has agreed to provide certain in-kind marketing support to us in a manner to be agreed upon between the parties, such as references to Orbitz in printed promotional materials and in suppliers' fare sale advertising, free tickets for promotional use and access to discounted Web-only fares. The timing and value of the support provided is equal to an amount based on the airline's gross bookings on our website, up to a specified maximum amount. In exchange, we offer our airline charter members lower costs of distribution by agreeing to pay the airlines a portion of the GDS incentive fees we receive from our GDSs. Each type of marketing support is assigned a contractual value, and we track monthly the amounts provided by each airline based on those specified contractual values.

          Ticket sales with our Founding Airlines comprised 70% and 72% of our air supplier transaction fees for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

Supplier Link Agreements

          On August 12, 2002, we entered into a Supplier Link agreement with American Airlines for the establishment of a direct link between Orbitz.com and American Airlines' internal reservation system. Under the terms of this agreement, Orbitz must book eligible airline tickets directly with American Airlines and bypass the GDS. Orbitz provides pricing, availability, reservation placement and settlement services to users that access Orbitz.com. In return, American pays Orbitz a per ticket fee for American Airlines tickets booked on Orbitz.com and Orbitz provides certain parity rights to American if Orbitz enters into a similar agreement on more favorable terms and conditions. Orbitz also provided services to implement the interface between American's reservations system and Orbitz.com. Revenues recognized under this agreement were $860,000 for the year ended December 31, 2002 and $3,419,000 for the nine months ended September 30, 2003. The term of the agreement is eight years, and may be terminated upon, among other things, a material breach of, or either party ceasing to be in good standing under, the airline charter associate agreement between the two parties.

          On September 6, 2002 we entered into a Supplier Link agreement with Continental Airlines for the establishment of a direct link between Orbitz.com and Continental Airlines' internal reservation system. This agreement is similar to our Supplier Link agreement with American Airlines. Revenues recognized under this agreement were $79,000 for the year ended December 31, 2002 and $1,606,000 for the nine months ended September 30, 2003. The term of the agreement is ten years, and may be terminated upon, among other things, either party ceasing to be in good standing under, the airline charter associate agreement between the two parties.

          On October 28, 2002 we entered into a Supplier Link agreement with Northwest Airlines for the establishment of a direct link between Orbitz.com and Northwest Airlines' internal reservation system. This agreement is similar to our Supplier Link agreement with American Airlines and our Supplier Link agreement with Continental Airlines. Revenues recognized under this agreement were $200,000 for the year ended December 31, 2002 and $2,087,000 for the nine months ended September 30, 2003. The agreement shall continue for as long as our airline charter associate agreement with Northwest Airlines is in effect, subject to either party's right to terminate the agreement at any time after the fifth anniversary of the launch of Supplier Link. The agreement may be terminated by us upon Northwest Airlines ceasing to be in good standing under our airline charter associate agreement. It may also be terminated by either party for certain other causes.

          Our business interests may be adversely affected if we do not meet quarterly volume guarantees totaling 16,000,000 segments on an annual basis for air and car to Worldspan and if we do not meet similar air-related thresholds that entitle us to receive the highest level of inducement payments from Worldspan. American Airlines, Northwest Airlines and Continental Airlines have informed us that they will modify their agreements with us to allow greater access to Supplier Link to other carriers that are expected to implement Supplier Link relationships with us over the next year.

          Pursuant to this modification, after a phase-in period in 2004, all participating carriers would be provided access to Supplier Link segments without limitation, starting in 2005, except that we would maintain the ability to scale back Supplier Link transactions to all participating carriers on a proportional basis as necessary to ensure the delivery to Worldspan of our segment obligations. We have agreed that we will make compensatory payments to airlines, including our Founding Airlines, to the extent they would have processed tickets through Supplier Link, but are unable to do so because of the imposition of this ratable reduction. However, these payments would be limited, in the aggregate, to $3.0 million in 2005, $4.0 million in 2006, and $5.0 million in 2007 and in each subsequent year.

Development, License and Hosting Agreements

          On September 9, 2001, we entered into a development, license and hosting agreement, as amended, with American Airlines for the development, hosting and support of the air transportation booking function on American Airlines's website. This booking function works directly with our software using our Supplier Link technology. For the year ended December 31, 2002, we recognized $2,555,000 in revenue from American Airlines for transaction and development fees. For the nine months ended September 30, 2003, we recognized $2,611,000 in revenue from American Airlines for transaction and development fees.

          We are currently providing website hosting and support services under the agreement to American Airlines. We have agreed to provide these services for a term of three years, which may be extended by American Airlines for up to two successive one-year renewal terms. In exchange, American Airlines agreed to pay us a contractual hosting and support fee. Under the agreement, we are obligated to provide American Airlines with financial terms that are at least as favorable as the financial terms offered to any other current or prospective customer of ours that engages us for a project that is substantially similar to the engagement contemplated by the agreement.

          We have retained all proprietary rights in software technology developed pursuant to the development, licensing and hosting agreement, except for software that has been designated in advance as American Airlines competitive software, and have granted to American Airlines certain licenses in such software. As a condition to the agreement, we have deposited certain of our software source code and related documentation in escrow with an independent, third-party escrow agent. The escrow agent will release the escrowed materials if we discontinue hosting, maintenance or support of our software, are in material, uncured breach of certain of our obligations under the agreement, or become insolvent, file a petition in bankruptcy, have such a petition filed against us, have a receiver appointed with respect to all or substantially all of our assets, make an assignment for the benefit of creditors, or cease to do business in the ordinary course. Under these contracts, the customer has the option to purchase the software underlying the hosted website at the end of the hosting term.

          On March 8, 2002, we entered into a development, license and hosting agreement with Northwest Airlines for the development, hosting and support of the air transportation booking function on Northwest Airlines' website. This agreement is similar to our agreement with American Airlines. Under our agreement with Northwest Airlines, we have agreed to provide hosting and support services for a term of thirty months from the launch date of Northwest Airlines' website, which may be extended by Northwest Airlines for up to three successive one-year renewal terms. In return, Northwest Airlines has agreed to pay us transaction fees based on the number of tickets processed on its website. For the year ended December 31, 2002 we recognized $1,085,000 in revenue from Northwest Airlines for transaction and development fees. For the nine months ended September 30, 2003, we recognized $3,528,000 in revenue from Northwest Airlines for transaction fees.

Alliance Agreement with Hotwire

          On August 1, 2001, we entered into an alliance agreement with Hotwire, to offer reciprocal co-marketing links between our website and Hotwire.com. All of our Founding Airlines previously were investors in Hotwire, which offers fares in an opaque manner at discounted rates. On November 5, 2003 our Founding Airlines sold their interests in Hotwire to InterActiveCorp. Under this agreement, Hotwire serves as the exclusive opaque booking engine for us and we serve as the exclusive non-opaque booking engine for Hotwire. For the year ended December 31, 2002, we recognized $1,756,000 in revenues from Hotwire for referral fees and $4,028,000 for advertising revenues. For the nine months ended September 30, 2003, we recognized $1,151,000 in revenues from Hotwire for referral fees and $3,946,000 for advertising revenues. Our expense to Hotwire was $401,000 for referral fees and $129,000 for the volume incentive bonus for the year ended December 31, 2002 and $572,000 in referral fees and $269,000 in volume incentive bonus for the nine months ended September 30, 2003. The agreement will terminate on August 31, 2004, and may be renewed for an additional one-year term upon mutual agreement of the parties prior to termination.

Agreements with Worldspan

          In December 2002, we amended our computer reservations system and related services agreement with Worldspan, a GDS. Worldspan was previously owned by Delta Air Lines, Northwest Airlines and American Airlines or their respective affiliates. On July 1, 2003, Delta Air Lines, Northwest Airlines and American Airlines sold their interests in Worldspan to Travel Transaction Processing Corporation. Under our agreement with Worldspan, Worldspan provides Orbitz with access to its system which processes and distributes travel information, such as schedules, fares, availability and pricing, and provides booking capability for air, car rental and lodging reservations. Under this agreement, as amended, Orbitz agrees to process all of the airline and car GDS bookings made through its website through Worldspan, with the exception of bookings made using Supplier Link technology. Worldspan has agreed to specified service level commitments with respect to its system availability, and we have the right to terminate the agreement if these commitments are not met. Our agreement with Worldspan expressly permits us to utilize our Supplier Link technology as an alternative to GDS bookings, and our obligations to direct bookings through Worldspan do not apply to segments that are processed using Supplier Link technology. Under this agreement, Worldspan pays Orbitz an inducement fee for each net segment that we book through this Worldspan system. These per segment inducement fees increase as the volume of segments increases. In addition to directing all non-Supplier Link air and car bookings through Worldspan, we are obligated to provide quarterly volume guarantees totaling 16,000,000 segments on an annual basis for air and car transactions for any year in which we are using Supplier Link technology for either of those travel products. We must meet specific quarterly thresholds, or pay Worldspan a segment fee of $1.78 for each segment by which we fall short. If we implemented Supplier Link for car transactions, we would have to meet a separate specific quarterly threshold, or pay a per segment fee for each car segment by which we fell short. We do not currently use Supplier Link technology for car bookings, and therefore the Worldspan volume minimums related to car transactions are not applicable to us. For the year ended December 31, 2002 and for the nine months ended September 30, 2003, revenues from the Worldspan agreement were $46,003,000 and $28,427,000, respectively. The agreement terminates on October 31, 2011. See "Risk Factors—The terms of our agreement with Worldspan may limit the growth of our Supplier Link business."

Loan to Jeffrey G. Katz

          We have an outstanding loan to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, evidenced by a promissory note and stock pledge agreement executed in 2001. The loan is secured by a pledge of 83,333 shares of common stock of Orbitz, and is due within ten days following the earlier of (a) the date on which Mr. Katz ceases to be employed by Orbitz for any reason, including as a result of a change of control as defined in his employment agreement with Orbitz or (b) the date on which he sells all or any portion of the 83,333 shares pledged. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of September 30, 2003, the amount outstanding under the loan was $264,000.

Preferred Services Agreement

          On March 1, 2003, we entered into a preferred services agreement and corporate services addendum with Delta Air Lines under which both parties provide functionality and information services to corporate customers of Delta Air Lines that are seeking access to fares on the internet. Orbitz pays Delta Air Lines a per ticket fee for Delta Air Lines tickets booked by Delta Air Lines' corporate customers on Orbitz.com. Orbitz also pays a one-time referral fee for each Delta Air Lines' corporate customer that designates Orbitz as its travel agent of record in accordance of the terms of its corporate sales agreement with Delta Air Lines. We entered into similar preferred services agreements with Northwest Airlines on July 31, 2003 and Continental Airlines on September 12, 2003, with corporate services addenda having a two-year term. As of September 30, 2003, no referral fees had been paid under the terms of these agreements.

Online Advertising Agreement

          On August 28, 2002, we entered into a letter agreement with American Airlines for online advertising. Under the terms of the agreement, Orbitz provided American Airlines with $250,000 of online media advertising space in return for $212,500 of travel on American Airlines, American Eagle or AmericanConnection. All travel under this agreement has been completed.

Tax Agreement

          We and our Founding Airlines or their affiliates expect that the IPO Exchange will be treated as a taxable exchange of membership interests in Orbitz, LLC for shares of Series A non-voting convertible preferred stock, Class A common stock and Class B common stock of Orbitz, Inc., resulting in our Founding Airlines or their affiliates recognizing taxable gain. We will make an election pursuant to Section 754 of the Internal Revenue Code of 1986, as amended (or the Code), pursuant to which we expect that the aggregate tax basis of our tangible and intangible assets will be increased to their fair market value by an amount equal to the taxable gain recognized by our Founding Airlines or their affiliates. It is anticipated that this increased tax basis will result in additional future income tax deductions and, accordingly, a reduction in our future income taxes. See "Corporate History and Restructuring" for a further discussion of the IPO Exchange.

          On November 25, 2003, we entered into a tax agreement with our Founding Airlines or their affiliates governing the allocation of the tax benefits that are attributable to the taxable IPO Exchange. For each tax period during the term of the tax agreement, we have agreed to pay to our Founding Airlines or their affiliates 87% of the amount of any tax benefit we actually realize as a result of the additional deductions. The term of the tax agreement commences upon consummation of the IPO Exchange and continues until all tax benefits of the IPO Exchange have been utilized or expired, which we expect will be at least 15 years.

          With respect to each applicable tax period, the tax benefit payment is payable to our Founding Airlines or their affiliates when we receive the tax benefit, and we will forward these payments to each Founding Airline or its affiliate in proportion to its ownership of our common stock immediately following the IPO Exchange. These tax benefit payments are not conditioned upon a Founding Airline's or its affiliate's continued ownership interest in us. If we receive a notice or assessment from a taxing authority with respect to the tax treatment of the IPO Exchange, we will set the tax benefit payments aside in an interest-bearing escrow account until there is a final determination by the applicable tax authority. If any Founding Airline or its affiliate files for bankruptcy or is otherwise deemed insolvent, such person must provide a letter of credit or other security to Orbitz, Inc. in order to continue receiving tax benefit payments during its bankruptcy or insolvency.

          For purposes of the tax agreement, the tax benefits will be computed by comparing our actual income taxes to the taxes that we would have been required to pay had the taxable IPO Exchange been effected as a non-taxable exchange. We currently anticipate that our aggregate payments of those tax benefits to our Founding Airlines or their affiliates could exceed $250 million over the term of the tax agreement. The tax agreement provides that, upon a merger, asset sale or other form of business combination which results in a change of control, our obligations would continue under the tax agreement or our successor would be required to assume our obligations under the tax agreement.

          Pursuant to the tax agreement, we have the sole responsibility to prepare, file and make decisions with respect to our tax returns following the IPO Exchange. We have agreed to provide our Founding Airlines or their affiliates copies of our tax returns during the term of the tax agreement, and to allow them to review draft copies of our tax returns that relate to the IPO Exchange for four years after the IPO Exchange. We have also agreed to respond to all reasonable questions raised by our Founding Airlines or their affiliates with respect to these tax returns prior to filing. For tax periods ending after the fourth anniversary of the IPO Exchange, we have agreed to file our tax returns in a manner consistent with our prior tax returns to the extent our tax returns relate to the tax treatment of the IPO Exchange.

          We have also agreed to allow our Founding Airlines or their affiliates to maintain their control, through a tax committee, over the tax returns of Orbitz, LLC for tax periods ending on or before the IPO Exchange, as provided in the limited liability company agreement of Orbitz, LLC effective prior to the IPO Exchange. The tax committee, acting unanimously, has the right to review and approve any tax returns of Orbitz, LLC for pre-IPO Exchange tax periods, as well as the right to control any tax audits, settlement agreements or litigation review relating to such tax returns. If the tax committee is not able to unanimously agree on any issue related to such tax returns, the issue would be decided by the approval of a majority of the board of directors of Orbitz, Inc.

          Subject to the participation rights of our Founding Airlines or their affiliates described below, we have the exclusive right to control all tax audits, litigation or appeals relating to the tax treatment of the IPO Exchange. Our Founding Airlines or their affiliates have the right at their expense to designate one or more representatives to participate in contesting and defending these proceedings. We have agreed not to settle, enter settlement negotiations, provide written submissions or extend or waive the statute of limitations in any tax proceeding with respect to the IPO Exchange without the written consent of our Founding Airlines or their affiliates representing a majority of our Founding Airlines' or their affiliates' ownership interests in Orbitz, Inc. immediately following the IPO Exchange. Additionally, we have agreed to use our reasonable best efforts to accelerate the resolution of any of these proceedings so as to achieve a final determination by the applicable tax authority as quickly as possible. During the first year after the IPO Exchange, we have also agreed, if requested by all of our Founding Airlines or their affiliates, to seek written guidance concerning the tax treatment of the IPO Exchange from the Internal Revenue Service.

          The tax agreement provides for the recalculation of tax benefits in the event of subsequent changes in the tax treatment of our tax items, including the filing of amended tax returns, the filing of refund claims, or a final determination from an applicable tax authority that we were not entitled to the tax benefits we have claimed and have paid out to our Founding Airlines or their affiliates in tax benefit payments. In such cases, each Founding Airline or its affiliate has agreed to repay to us all the excess tax benefit payments it has received. Each Founding Airline or its affiliate has also agreed to indemnify us for its proportionate share of all interest and penalties we may incur related to the tax treatment of the IPO Exchange. Each Founding Airline or its affiliate has severally (and not jointly) agreed to indemnify us for (i) any breach of the tax agreement by such Founding Airline or its affiliate, or (ii) any failure by such Founding Airline or its affiliate to make payments to us as required under the tax agreement, in an amount not to exceed, in any event, the total tax benefit payments received by such Founding Airline or its affiliate and its proportionate share of the interest and penalties described above, if any.

PRINCIPAL STOCKHOLDERS

          The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 31, 2003 by:

  •
  each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors and our director nominee; and

  •
  all of our executive officers and directors as a group.

          Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 36,056,919 shares of common stock outstanding as of October 31, 2003 and 40,056,919 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of October 31, 2003, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is 200 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606, except for each Class B director whose address is that of his or her respective airline employer.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner
	Number		Percentage	Number	Percentage
American Airlines, Inc. 4333 Amon Carter Boulevard Fort Worth, Texas 76155	9,275,796	(1)	25.73%	6,733,847	16.81%
UAL Loyalty Services, Inc. 1200 East Algonquin Road Elk Grove Village, Illinois 60007 (2)	9,275,796	(3)	25.73	6,733,847	16.81
Omicron Reservations Management, Inc. 1030 Delta Boulevard Atlanta, Georgia 30320	6,488,040	(4)	17.99	5,206,897	13.00
Northwest Airlines, Inc. 2700 Lone Oak Parkway Eagan, Minnesota 55121	5,520,549	(5)	15.31	5,045,549	12.60
Continental Airlines, Inc. 1600 Smith Street Houston, Texas 77002	4,889,628	(6)	13.56	3,549,669	8.86
Jeffrey G. Katz	1,403,125	(7)	3.76	1,403,125	3.40
John J. Park	360,726	(8)	*	360,726	*
Alex D. Zoghlin	356,232	(9)	*	356,232	*
Daniel S. Hafner	175,573	(10)	*	175,573	*
Christopher T. Hjelm	33,333	(11)	*	33,333	*
John R. Samuel	33,333	(12)	*	33,333	*
Scott D. Miller (13)	—		—	—	—
Vincent F. Caminiti	6,488,040	(14)	17.99	5,206,897	13.00
Daniel P. Garton	9,275,796	(15)	25.73	6,733,847	16.81
J. Timothy Griffin	5,520,549	(16)	15.31	5,045,549	12.60
Douglas A. Hacker	9,275,796	(17)	25.73	6,733,847	16.81
Jeffery A. Smisek	4,889,628	(18)	13.56	3,549,669	8.86
All directors and executive officers as a group (12 persons)	37,812,131	(19)	98.19	29,632,131	70.43

*  Less than 1%.

(Footnotes on following page)

(1)
Includes 6,733,847 shares of Series B-AA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of American Airlines. To the extent American Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, American Airlines disclaims beneficial ownership of such shares.

(2)
It is expected that at the time of the offering, United Air Lines, Inc., an affiliate of UAL Loyalty Services, Inc., will be the beneficial owner of these shares.

(3)
Includes 6,733,847 shares of Series B-UA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of UAL Loyalty Services, an affiliate of United Air Lines. To the extent UAL Loyalty Services is deemed to beneficially own the shares owned by the other Founding Airlines, UAL Loyalty Services disclaims beneficial ownership of such shares.

(4)
Includes 5,206,897 shares of Series B-DL common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Omicron Reservations Management, an affiliate of Delta Air Lines. To the extent Omicron Reservations Management is deemed to beneficially own the shares owned by the other Founding Airlines, Omicron disclaims beneficial ownership of such shares.

(5)
Includes 5,045,549 shares of Series B-NW common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Northwest Airlines. To the extent Northwest Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Northwest Airlines disclaims beneficial ownership of such shares.

(6)
Includes 3,549,669 shares of Series B-CO common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Continental Airlines. To the extent Continental Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Continental Airlines disclaims beneficial ownership of such shares.

(7)
Includes 150,000 restricted shares, of which 83,333 shares have vested and 66,667 shares are scheduled to vest equally over four years on the anniversary of July 6, 2003, subject to early vesting provisions, and options to acquire 1,253,125 shares of Class A common stock which are exercisable within 60 days of October 31, 2003.

(8)
Includes 27,914 restricted shares, of which 11,247 shares have vested and 16,667 shares are scheduled to vest equally over four years on the anniversary of April 3, 2003, and options to acquire 332,812 shares of Class A common stock which are exercisable within 60 days of October 31, 2003.

(9)
Includes 23,420 restricted shares, all of which have vested and options to acquire 332,812 shares of Class A common stock which are exercisable within 60 days of October 31, 2003. Mr. Zoghlin is no longer an executive officer of Orbitz.

(10)
Includes 9,052 restricted shares, all of which have vested and options to acquire 99,854 shares of Class A common stock which are exercisable within 60 days of October 31, 2003. Mr. Hafner is no longer an executive officer of Orbitz.

(11)
Represents 33,333 restricted shares which are scheduled to vest equally over four years on the anniversary of July 1, 2003.

(12)
Represents 33,333 restricted shares which are scheduled to vest equally over four years on the anniversary of August 18, 2003.

(13)
Upon his appointment as a Class A director, Mr. Miller will be granted an option to purchase that number of shares of our Class A common stock having a Black-Scholes valuation of $70,000, of which 50% will be vested at the date of grant and 50% will be scheduled to vest upon the first anniversary of grant.

(14)
Includes 5,206,897 shares of Series B-DL common stock held of record by Omicron Reservations Management, Inc. Mr. Caminiti serves as Senior Vice President—Profitability Initiatives of Delta Air Lines, of which Omicron Reservations Management, Inc. is an affiliate. To the extent Mr. Caminiti is deemed to beneficially own these shares as a result of his position as Senior Vice President—Profitability Initiatives, Mr. Caminiti disclaims beneficial ownership of these shares.

(15)
Includes 6,733,847 shares of Series B-AA common stock held of record by American Airlines, Inc. Mr. Garton serves as Executive Vice President—Marketing of American Airlines and AMR Corporation. To the extent Mr. Garton is deemed to beneficially own these shares as a result of his position as Executive Vice President—Marketing of American Airlines and AMR Corporation, Mr. Garton disclaims beneficial ownership of these shares.

(16)
Includes 5,045,549 shares of Series B-NW common stock held of record by Northwest Airlines, Inc. Mr. Griffin serves as Executive Vice President of Northwest Airlines. To the extent Mr. Griffin is deemed to beneficially own these shares as a result of his position as Executive Vice President of Northwest Airlines, Mr. Griffin disclaims beneficial ownership of these shares.

(17)
Includes 6,733,847 shares of Series B-UA common stock held of record by UAL Loyalty Services, Inc. Mr. Hacker serves as Executive Vice President—Strategy of United Air Lines and UAL Corporation, of which UAL Loyalty Services, Inc. is an affiliate. To the extent Mr. Hacker is deemed to beneficially own these shares as a result of his position as Executive Vice President—Strategy of United Air Lines and UAL Corporation, Mr. Hacker disclaims beneficial ownership of these shares.

(18)
Includes 3,549,669 shares of Series B-CO common stock held of record by Continental Airlines, Inc. Mr. Smisek serves as Executive Vice President of Continental Airlines, Inc. To the extent Mr. Smisek is deemed to beneficially own these shares as a result of his position as Executive Vice President of Continental Airlines, Mr. Smisek disclaims beneficial ownership of these shares.

(19)
Includes 277,052 restricted shares, of which 127,052 have vested, with the remaining shares scheduled to vest on or before August 18, 2007, and options to acquire 2,018,603 shares of Class A common stock which are exercisable within 60 days of October 31, 2003. Mr. Zoghlin and Mr. Hafner are no longer executive officers of Orbitz.

SELLING STOCKHOLDERS

          The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 31, 2003 by each selling stockholder. See "Certain Relationships and Related Party Transactions" for information regarding material relationships between these selling stockholders and Orbitz.

	Shares Beneficially Owned Prior to the Offering			Shares Being Sold in the Offering	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner
	Number		Percentage	Number	Number	Percentage
American Airlines, Inc. 4333 Amon Carter Boulevard Fort Worth, Texas 76155	9,275,796	(1)	25.73%	2,541,949	6,733,847	16.81%
UAL Loyalty Services, Inc. 1200 East Algonquin Road Elk Grove Village, Illinois 60007 (2)	9,275,796	(3)	25.73	2,541,949	6,733,847	16.81
Omicron Reservations Management, Inc. 1030 Delta Boulevard Atlanta, Georgia 30320	6,488,040	(4)	17.99	1,281,143	5,206,897	13.00
Northwest Airlines, Inc. 2700 Lone Oak Parkway Eagan, Minnesota 55121	5,520,549	(5)	15.31	475,000	5,045,549	12.60
Continental Airlines, Inc. 1600 Smith Street Houston, Texas 77002	4,889,628	(6)	13.56	1,339,959	3,549,669	8.86

(1)
Includes 6,733,847 shares of Series B-AA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of American Airlines. To the extent American Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, American Airlines disclaims beneficial ownership of such shares.

(2)
It is expected that at the time of the offering, United Air Lines, Inc., an affiliate of UAL Loyalty Services, Inc., will be the beneficial owner of these shares.

(3)
Includes 6,733,847 shares of Series B-UA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of UAL Loyalty Services, an affiliate of United Air Lines. To the extent UAL Loyalty Services is deemed to beneficially own the shares owned by the other Founding Airlines, UAL Loyalty Services disclaims beneficial ownership of such shares.

(4)
Includes 5,206,897 shares of Series B-DL common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Omicron Reservations Management, an affiliate of Delta Air Lines. To the extent Omicron Reservations Management is deemed to beneficially own the shares owned by the other Founding Airlines, Omicron disclaims beneficial ownership of such shares.

(5)
Includes 5,045,549 shares of Series B-NW common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Northwest Airlines. To the extent Northwest Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Northwest Airlines disclaims beneficial ownership of such shares.

(6)
Includes 3,549,669 shares of Series B-CO common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Continental Airlines. To the extent Continental Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Continental Airlines disclaims beneficial ownership of such shares.

CORPORATE HISTORY AND RESTRUCTURING

          On February 24, 2000, Orbitz, LLC was formed as a Delaware limited liability company under the name of "DUNC, LLC." Its initial members consisted of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. On May 9, 2000, American Airlines acquired membership interests in DUNC, LLC. Orbitz, Inc. was originally formed under the name of "DUNC, Inc." and was incorporated in the State of Delaware on May 4, 2000. Pursuant to a series of subscription letters dated May 9, 2000, its initial stockholders consisted of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. In July 2000, DUNC, LLC and DUNC, Inc. changed their names to "Orbitz, LLC" and "Orbitz, Inc.," respectively.

          On April 10, 2002, we entered into a restructuring transaction to, among other things: (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by our Founding Airlines or their affiliates and issued to such Founding Airlines or their affiliates an aggregate of 6,829 shares of its Class B common stock. CANDU, Inc. was then merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. by converting all outstanding shares of Class B common stock of CANDU, Inc. into shares of Class B common stock of Orbitz, Inc., converting all outstanding shares of common stock of Orbitz, Inc. into Class C common stock of Orbitz, Inc. and cancelling all outstanding shares of Series A preferred stock of Orbitz, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager.

          Prior to the consummation of this offering, we will form a new wholly owned subsidiary, O Holdings Inc., a Delaware corporation, and will contribute 3,700,000 Class C Units in Orbitz, LLC currently held by us to O Holdings Inc. In addition, pursuant to an agreement among Orbitz, Inc. and each of the holders of Class B common stock, our Founding Airlines or their affiliates will contribute all their membership interests in Orbitz, LLC to Orbitz, Inc. prior to the consummation of this offering in exchange for an aggregate of 8,180,000 shares of Class A common stock, an aggregate of 27,262,980 shares of Class B common stock and an aggregate of 434,782 shares of Series A non-voting convertible preferred stock. The rights and preferences of our common and preferred stock are described below under "Description of Capital Stock." After the IPO Exchange, Orbitz, Inc. will contribute additional membership interests in Orbitz, LLC to O Holdings Inc. As a result of the foregoing transactions, Orbitz, LLC will be 99% owned by us and 1% owned by our wholly owned subsidiary, O Holdings Inc. We will continue to act as the sole manager of Orbitz, LLC.

          Prior to the issuance of the Series A non-voting convertible preferred stock to our Founding Airlines or their affiliates in the IPO Exchange, our Founding Airlines or their affiliates will enter into a binding contract to sell all of the shares of Series A non-voting convertible preferred stock to a third-party purchaser who will not be affiliated with us, the underwriters or the selling stockholders. The sale of the shares of Series A non-voting convertible preferred stock by our Founding Airlines or their affiliates to the third-party purchaser will be consummated after the IPO Exchange and prior to the consummation of this offering.

          We and our Founding Airlines or their affiliates expect that the IPO Exchange will be treated as a taxable exchange of membership interests in Orbitz, LLC for shares of Series A non-voting convertible preferred stock, Class A common stock and Class B common stock of Orbitz, Inc., resulting in our Founding Airlines or their affiliates recognizing taxable gain. We will make an election pursuant to Section 754 of the Code, pursuant to which we expect that the aggregate tax basis of our tangible and intangible assets will be increased to their fair market value by an amount equal to the taxable gain recognized by our Founding Airlines or their affiliates. It is anticipated that this increased tax basis will result in additional future income tax deductions and, accordingly, a reduction in our future income taxes. On November 25, 2003, we entered into a tax agreement with our Founding Airlines or their affiliates governing the allocation of the tax benefits that are attributable to the taxable IPO Exchange. Pursuant to the tax agreement, for each tax period during the term of the tax agreement, we have agreed to pay to our Founding Airlines or their affiliates 87% of the amount of any tax benefit we actually realize as a result of the additional deductions. The term of the tax agreement commences upon consummation of the IPO Exchange and continues until all tax benefits of the IPO Exchange have been utilized or expired, which we expect will be at least 15 years. The tax agreement is described further in "Certain Relationships and Related Party Transactions—Tax Agreement."

DESCRIPTION OF CAPITAL STOCK

          The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, as they will be in effect upon the closing of this offering. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated stockholders agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

          Pursuant to our certificate of incorporation, our authorized capital stock consists of 310,000,000 shares, each with a par value of $.001 per share, of which:

  •
  175,000,000 shares are designated as Class A common stock;

  •
  100,000,000 shares are designated as Class B common stock; and

  •
  35,000,000 shares are designated as preferred stock.

          The Class B common stock consists of the following five series:

  •
  20,000,000 shares are designated as Series B-AA common stock;

  •
  20,000,000 shares are designated as Series B-CO common stock;

  •
  20,000,000 shares are designated as Series B-DL common stock;

  •
  20,000,000 shares are designated as Series B-NW common stock; and

  •
  20,000,000 shares are designated as Series B-UA common stock.

          The amended and restated stockholders agreement contains provisions relating to the voting and disposition of certain shares of common stock. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" for a discussion of those provisions.

Common Stock Outstanding at Consummation of Offering

          As of the consummation of this offering, there will be 12,785,767 shares of Class A common stock issued and outstanding, 6,733,847 shares of Series B-AA common stock issued and outstanding, 3,549,669 shares of Series B-CO common stock issued and outstanding, 5,206,897 shares of Series B-DL common stock issued and outstanding, 5,045,549 shares of Series B-NW common stock issued and outstanding and 6,733,847 shares of Series B-UA common stock issued and outstanding. All of the outstanding shares of Class B common stock are held by the Founding Airlines or their affiliates, and all share amounts assume no exercise of the underwriters' option to purchase additional shares.

Class A Common Stock

  Voting Rights

          Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders, including the election of our Class A directors, except as provided in our certificate of incorporation, bylaws or otherwise required by law. Under Delaware law, notwithstanding any contrary provisions in our certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

  Dividends

          Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of Class A common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any shares of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class A common stock. In the case of a stock dividend or distribution, holders of Class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made only in shares of Class A common stock to the holders of Class A common stock.

  Conversion

          The shares of Class A common stock are not convertible into any other class of common stock.

  Liquidation Rights

          Upon liquidation, dissolution or winding-up of Orbitz, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference, if any, in respect of outstanding preferred stock.

  Other Provisions

          None of the holders of Class A common stock is entitled to preemptive or subscription rights. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock

  Voting Rights

          Holders of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of our stockholders until such supervoting rights expire. However, each holder of Class B common stock is only entitled to one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class.

  Expiration of Supervoting Rights

          For Each Individual Series of Class B Common Stock.    Upon such time as any holder of Class B common stock together with its affiliates ceases to own 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other similar event), such holder's voting power will be reduced to one vote per share of Class B common stock.

          For All Holders of Class B Common Stock as a Class.    Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 20% of our outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or fewer than two unaffiliated persons who separately possess a majority of the voting power of two or more separate series of Class B common stock are entitled to supervoting rights, then all holders of Class B common stock will have their voting power reduced to one vote per share of Class B common stock.

  Right to Elect and Remove Directors

          Following consummation of this offering, holders of shares of Class B common stock will be entitled to elect and remove six Class B directors, as follows:

  •
  holders of Series B-AA common stock, voting separately as a series, are entitled to elect and remove without cause one director who must be a senior officer of American Airlines;

  •
  holders of Series B-CO common stock, voting separately as a series, are entitled to elect and remove without cause one director who must be a senior officer of Continental Airlines;

  •
  holders of Series B-DL common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of Delta Air Lines;

  •
  holders of Series B-NW common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of Northwest Airlines;

  •
  holders of Series B-UA common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of United Air Lines; and

  •
  holders of Class B common stock, voting together as a single class, are entitled to elect and remove without cause one director, who must be our chief executive officer.

          Upon effectiveness of the registration statement of which this prospectus is a part, there will be three Class A directors authorized, whose positions will be filled by the Class A Nominating Committee, not the stockholders. Thereafter, holders of shares of all classes of common stock and holders of shares of any preferred stock entitled to vote thereon, voting together as a single class, will be entitled to elect these three Class A directors to the board of directors, which board will be staggered into three classes, and remove such directors only with cause. Under the stockholders agreement, the holders of Class B common stock agree to vote their stock to elect the chief executive officer of Orbitz, Inc. to the board of directors. The holders of Class B common stock will have the power to control the Class A Nominating Committee because each Class B director will have the right to sit on the Class A Nominating Committee.

  Expiration of Right to Elect Directors

          For Each Individual Series of Class B Common Stock.

  •
  Upon such time as the holder of any series of Class B common stock, together with its affiliates, ceases to own 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event), then the right of such series to elect a separate director will be terminated, and any board position filled by such Class B stockholder voting as a series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

  •
  At such time as any series of Class B common stock is possessed by two or more holders of Class B common stock who are not affiliates and the holder of the shares of such series of Class B common stock on the date of the consummation of this offering no longer holds a majority of the outstanding shares of such series, then upon such time as fewer than 2,421,360 shares of that series are issued and outstanding (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other similar event), the right of such series to elect a specified director position will be terminated, and any board position filled by such series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

          For All Holders of Class B Common Stock as a Class.

  •
  Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 20% of our outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or there are less than two unaffiliated persons who separately possess a majority of the voting power of two separate series of Class B common stock entitled to supervoting rights, then the right of each series of Class B common stock to elect a specified director position as a series will be terminated, and all board positions filled by Class B stockholders voting as a series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

          Notwithstanding the expirations of rights set forth above,

  •
  So long as any holder of any series of Class B common stock, together with its affiliates, owns 5% or more of our outstanding shares, then the holder of shares of such series shall be entitled to elect one director.

  •
  So long as any series of Class B common stock is possessed by two or more holders of Class B common stock who are not affiliates and any holder of such series of Class B common stock on the date of the consummation of this offering no longer holds, together with their affiliates, a majority of the voting power of such series, and the outstanding shares of such series represent less than 5% of our outstanding common stock, then the rights of such series to elect a specified director position will be terminated, and any board position filled by such series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

          In the event of a transfer of shares of Class B common stock among holders of Class B common stock or a merger of two holders of Class B common stock, then the directorship sunsetting provisions are modified to take into account such events.

  Conversion of Class B Common Stock

          Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of Class B common stock automatically convert into shares of Class A common stock, on a one-for-one basis, upon transfer, unless such transfer is: (1) approved by a majority of the disinterested members of the board of directors, (2) made to an affiliate of the transferor, (3) made to another holder of Class B common stock or (4) a bona fide pledge or hypothecation to an institutional investor or a securities firm of national repute. In the event of an intentional and systematic breach by a holder of Class B common stock or its affiliates of certain obligations under its charter associate agreement or other commercial agreement with us to provide published fare and inventory information for air transportation for inclusion and sale on our website, in either case, as determined by the board of directors, the shares of Class B common stock held by such holder and its affiliates automatically convert to shares of Class A common stock, after the expiration of notice and cure periods.

  Dividends

          Holders of Class B common stock will share equally with holders of Class A common stock (based on the number of shares of Class B common stock held) in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of a series of Class B common stock may be paid only as follows:

  •
  only shares of Series B-AA common stock may be paid to holders of shares of Series B-AA common stock;

  •
  only shares of Series B-CO common stock may be paid to holders of shares of Series B-CO common stock;

  •
  only shares of Series B-DL common stock may be paid to holders of shares of Series B-DL common stock;

  •
  only shares of Series B-NW common stock may be paid to holders of shares of Series B-NW common stock; and

  •
  only shares of Series B-UA common stock may be paid to holders of shares of Series B-UA common stock.

  Other Special Governance Rights

          At all times during which any series of Class B common stock is entitled to supervoting rights, the approval of the holders of two-thirds of the voting power of Class B common stock then outstanding entitled to supervoting rights is required: (1) for Orbitz to enter into any transaction involving any sale of control or in which any powers, preferences or special rights of the holders of Class B common stock would be adversely affected, (2) for a sale of all or substantially all of the assets or business of Orbitz or any contract for the lease or license of all or substantially all of the assets or business of Orbitz, or any sale, or any contract for the lease or license of, all or a substantial portion of the assets or business of any of our controlled affiliates, if the assets sold, leased or licensed generate more than twenty percent of our consolidated net revenues or consolidated income, (3) to appoint or consent to any manager of Orbitz, LLC other than Orbitz, Inc. or to amend or modify the limited liability company agreement of Orbitz, LLC, or (4) to form any holding company of Orbitz, Inc., provided that any change of control transaction with any person controlled by or under common control of Orbitz requires the approval of two-thirds of the series of Class B common stock then outstanding entitled to supervoting rights.

          At all times during which any series of Class B common stock is entitled to supervoting rights, the approval of two-thirds of the series of Class B common stock then outstanding entitled to supervoting rights is required for Orbitz to enter into any transaction or series of related transactions involving any merger, acquisition, consolidation, reorganization, issuance of securities or sale, lease or license of all or substantially all of the assets or business of Orbitz to any holder of Class B common stock or any of such holder's affiliates.

          The following approvals are required for Orbitz (1) to amend its bylaws or certificate in a manner that would modify its ability to sell air travel products and services other than in an unbiased and non-opaque manner, or (2) to enter into any transaction or a series of related transactions involving any merger, acquisition, consolidation, reorganization or sale, lease or license of all or substantially all of the assets or business of Orbitz to an entity that (or whose affiliates) displays airline fares and other information provided by airlines on a website in other than an unbiased manner:

  •
  on or prior to May 8, 2010, the unanimous approval of each holder of our Class B common stock that (1) is, or within the six months prior to the approval being sought was, a party to a commercial agreement with Orbitz pursuant to which such holder of Class B common stock has agreed to provide Orbitz with published fare and inventory information for air transportation for inclusion and sale on our website, (2) terminated such an agreement due to an uncured default by Orbitz or (3) owns 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event); and

  •
  after May 8, 2010, the unanimous approval of each holder of our Class B common stock, so long as the holders of our Class B common stock own, in the aggregate, at least 20% of the voting power of all outstanding shares of our capital stock.

          At all times during which shares of any series of Class B common stock are issued and outstanding, the approval of all series of Class B common stock is required: (1) for Orbitz to redeem or repurchase any outstanding class or series of common stock or preferred stock from any holder of either Class B common stock or Class A common stock, unless all shares of such class or series are then so entitled to be redeemed or repurchased, (2) for Orbitz to amend its bylaws or certificate in a manner that would modify certain rights of the Class B stockholders, or (3) for Orbitz to reclassify any class or series of common stock or preferred stock into any series of Class B common stock.

  Liquidation Rights

          Upon liquidation, dissolution or winding-up of Orbitz, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference, if any, in respect of outstanding preferred stock.

  Other Provisions

          Pursuant to the stockholders agreement, following the consummation of this offering, if we decide to sell (other than in connection with a registered offering) any securities to any holder of Class B common stock or to any other holder of securities who was issued such securities prior to this offering (other than employees or consultants pursuant to a stock option or other incentive compensation plan), then each holder of Class B common stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

          Pursuant to the stockholders agreement, following the consummation of this offering, if a holder of Class B common stock desires to sell any of our securities to another holder of Class B common stock (other than in connection with a registered offering), each holder of Class B common stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

          Pursuant to our bylaws, we must take all actions necessary to ensure that we and each of our controlled affiliates do not derive or expect to derive based on any business plans or model, directly or indirectly, revenues from the sale of airline tickets sold in an opaque manner, whether through links to opaque websites, through referrals from us or any of our affiliates to opaque websites or otherwise, equal to or in excess of 20% of our or our controlled affiliate's revenues that are derived from the sale of airline tickets.

          Other than pursuant to the 2000 Stock Plan and the 2002 Stock Plan, the approval of two-thirds of the board is required before Orbitz may issue any securities. The further approval of the holders of three-fourths of the voting power of the Class B common stock then outstanding entitled to supervoting rights is also required to issue securities with voting rights greater than the equivalent of one vote per share of common stock.

          Our certificate of incorporation also expressly provides that holders of our Class B common stock and their respective affiliates and related parties, including our directors, may have other business interests and, subject to certain limitations set forth in our stockholders agreement, may engage in any other businesses, including businesses similar to ours. Our certificate of incorporation further provides that no holder of Class B common stock or its affiliates or related parties shall have any obligation to present any such business opportunity to us, even if that opportunity is one which we might reasonably be deemed to have pursued. In the case of our directors and officers who are also directors, officers or employees of such holders of Class B common stock or its affiliates or related persons, under our certificate of incorporation, no breach of any fiduciary duty shall arise out of the failure to present us with a business opportunity which was not offered to such person in writing expressly and solely in his or her capacity as our director or officer.

          As long as two or more holders of Class B common stock hold supervoting stock and there are at least two unaffiliated persons who separately possess shares of two or more separate series of Class B common stock entitled to supervoting rights, the board of directors may be increased or decreased only by the affirmative vote of the majority of the directors and two-thirds of the Class B directors then in office, and thereafter, by the affirmative vote of two-thirds of the directors then in office.

          Special meetings of the board may only be called by the chief executive officer or two directors appointed by the holders of Class B common stock.

          No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Stock

          The board of directors, subject to required stockholder approvals as provided for in the certificate of incorporation, is authorized to issue from time to time up to an aggregate of 35 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Except as described below, we currently have no plans to issue any shares of preferred stock. Any issuance of preferred stock must be approved by two-thirds of our board of directors. In addition, holders of three-fourths of the voting power of the Class B common stock then outstanding entitled to supervoting rights must approve the issuance of any shares of preferred stock which is convertible into or exchangeable for common stock with voting rights greater than the equivalent of one vote per share of common stock.

Preferred Stock Outstanding at Consummation of Offering

          As of the consummation of this offering, there will be 434,782 shares of Series A non-voting convertible preferred stock issued and outstanding.

Series A Non-Voting Convertible Preferred Stock

  Voting Rights

          Except in the limited circumstances described below and to the extent required by the General Corporation Law of the State of Delaware, the Series A non-voting convertible preferred stock has no voting power with respect to the election of directors or any other stockholder matters. Consent of the holders of at least 50% of the outstanding Series A non-voting convertible preferred stock, voting as a separate class, is required for Orbitz, Inc. to (i) increase the authorized number of shares of Series A non-voting convertible preferred stock, (ii) amend or repeal Orbitz, Inc.'s certificate of incorporation or bylaws in a manner that adversely affects the rights, preferences or privileges granted to the Series A non-voting convertible preferred stock or (iii) create or issue any new class or series of preferred stock having rights, preferences or privileges senior to the Series A non-voting convertible preferred stock.

  Dividends

          The holder of each share of Series A non-voting convertible preferred stock is entitled to receive, out of funds legally available therefor, cumulative cash dividends from the date of the initial public offering at the rate of 3% of the initial public offering price per share of our Class A common stock per annum, payable quarterly, in preference to any dividends paid on our common stock. Dividends on the Series A non-voting convertible preferred stock will accrue whether or not Orbitz, Inc. has earnings, whether or not Orbitz, Inc. has funds legally available for the payment of such dividends and whether or not Orbitz, Inc. declares such dividends.

          If during any consecutive 12-month period, we issue or pay to holders of our common stock a per share dividend in an amount in excess of 5% of the initial public offering price, the holders of our Series A non-voting convertible preferred stock will be entitled to an additional dividend based on the number of shares of our Class A common stock into which the Series A non-voting convertible preferred stock is then convertible, but only to the extent that the per share amount of the excess dividend paid to holders of our common stock exceeds 5% of the initial public offering price, which additional dividend will be paid to the holders of Series A non-voting convertible preferred stock at the time such dividend is paid to the holders of our common stock.

  Liquidation Preference

          In the event of any liquidation, dissolution or winding up of Orbitz, Inc., the holders of the Series A non-voting convertible preferred stock are entitled to receive a liquidation preference of an amount per share of Series A non-voting convertible preferred stock (as adjusted for combinations, consolidations, subdivisions or stock splits) equal to the sum of (i) the initial public offering price per share of our Class A common stock in this offering, plus (ii) a non-cumulative accretion factor equal to 2% of the initial public offering price per share of our Class A common stock per annum, plus (iii) accrued but unpaid dividends. A merger, acquisition or sale of all or substantially all of the assets of Orbitz, Inc. and its subsidiaries, in each case, in which the holders of our common stock immediately prior to such transaction hold less than 50% of the voting power of the surviving or purchasing entity is treated as a liquidation of Orbitz, Inc. for these purposes. After payment in full to creditors, if our assets are insufficient to pay the liquidation preference to the holders of the Series A non-voting convertible preferred stock, all of our assets will be distributed ratably among the holders of Series A non-voting convertible preferred stock, based upon the total liquidation preference due each holder. After payment of the liquidation preference to the holders of the Series A non-voting convertible preferred stock, our remaining assets will be distributed to the holders of our common stock.

  Conversion

          Each share of Series A non-voting convertible preferred stock may, at the option of the holder, be converted into the same number of shares of Class A common stock, subject to certain anti-dilution adjustments. Conversion rights may only be exercised (i) after five years from the date of issuance of the Series A non-voting convertible preferred stock, or (ii) immediately prior to a merger, acquisition or sale of all or substantially all of the assets of Orbitz, Inc. and its subsidiaries.

  Right to Cause Repurchase

          After five years from the date of issuance of the Series A non-voting convertible preferred stock, at the election of the holders of at least 50% of the outstanding Series A non-voting convertible preferred stock, we are required to repurchase all outstanding shares of Series A non-voting convertible preferred stock for a price per share equal to the liquidation preference on the redemption date. See "—Liquidation Preference" above. We may elect to pay the repurchase price in cash or shares of our common stock.

  Redemption Right

          After five and one-half years from the date of issuance of the Series A non-voting convertible preferred stock, we may redeem all the outstanding shares of Series A non-voting convertible preferred stock for a price per share in cash equal to the liquidation preference on the redemption date. See "—Liquidation Preference" above.

Options

          As of September 30, 2003, options to purchase a total of 5,904,496 shares of Class A common stock with a weighted average exercise price of $7.86 were outstanding, of which 3,498,028 were vested, and substantially all of which will be subject to 180-day lock-up agreements entered into with the underwriters.

Anti-Takeover Provisions

  Certificate of Incorporation and Bylaw Provisions

          Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions include:

          Stockholder Action; Special Meeting of Stockholders.    Our certificate of incorporation provides, unless as otherwise provided, that upon and after such time as all holders of Class B common stock are entitled to one vote per share on any matter submitted to a vote to the stockholders of Orbitz, any action required or permitted to be taken by the stockholders of Orbitz must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. It further provides that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, a majority of the board of directors or by the holders of a majority of the voting power of the issued and outstanding shares of Class B common stock. As a result, stockholders must rely on management or the holders of Class B common stock to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

          Advance Notice Requirements for Stockholder Proposals and Class A Director Nominations.    Our amended and restated bylaws provide that, after the consummation of this offering, stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as Class A directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the preceding year's annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to the meeting or the tenth day following the date on which notice of the date of the annual meeting was made public. Our amended and restated bylaws also specify requirements as to the form and content of a stockholders' notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for Class A directors at an annual meeting of stockholders.

          Amendments; Vote Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation provides that at all times during which any series of Class B common stock is entitled to supervoting rights, the approval of each series of Class B common stock is required to amend any provision of the certificate of incorporation relating to the issuance of securities, voting rights of the common stock, conversion rights of the holders of Class B common stock, certain governance rights and freedom of action provisions or to form a holding company of Orbitz, Inc. that does not have the same governance provisions in its organizational documents, provided that the approval of a series of Class B common stock will not be required for an amendment that does not modify or affect the rights of that series of Class B common stock. At all times during which any series of Class B common stock is issued and outstanding, the approval of each series of Class B common stock is required to amend any provision of the certificate of incorporation or bylaws that would change the rights of holders of Class B common stock to unanimously approve certain corporate actions or to form a holding company of Orbitz, Inc. that does not have the same governance provisions in its organizational documents. In addition, the following approvals are required to amend our bylaws or certificate of incorporation in a manner that would expand our authority to market and sell air travel products and services other than in an unbiased and non-opaque manner or to form a holding company of Orbitz, Inc. that does not have the same governance provisions in its organizational documents:

  •
  on or prior to May 8, 2010, the unanimous approval of each holder of our Class B common stock that (1) is, or within the six months prior to the approval being sought was, a party to a commercial agreement with Orbitz, pursuant to which such holder of Class B common stock has agreed to provide Orbitz with published fare and inventory information for air transportation for inclusion and sale on our website, (2) terminated such an agreement due to an uncured default by Orbitz or (3) that owns 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event); and

  •
  after May 8, 2010, the unanimous approval of each holder of our Class B common stock, so long as the holders of our Class B common stock own, in the aggregate, at least 20% of the voting power of all issued and outstanding shares of our capital stock.

Amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of any series of Class B common stock must also be approved by the holders of the series affected by the amendment, voting as a separate class. Our bylaws also require unanimous approval of the holders of Class B common stock to amend the provisions relating to the ability of stockholders to call special meetings, and the unanimous approval of the holders of Class B common stock who have the right to elect a director to amend the provisions relating to stockholder nominations of Class B directors, quorum requirements, required approvals and the establishment and composition of the board of director committees or to form a holding company of Orbitz, Inc. that does not have the same governance provisions in its organizational documents.

Registration Rights

          After this offering, pursuant to the terms of a stockholders agreement, holders of Class B common stock will be entitled to registration rights with respect to our common stock. Under the terms of the stockholders agreement, these registration rights include the following:

  •
  an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

  •
  one demand registration right per holder (but no more than three aggregate demand registration rights or five aggregate demand registrations in the event that we are not eligible to use Form S-3 or equivalent short-form registration within one year of the consummation of this offering) which any holder may exercise no sooner than 180 days after this offering, requiring us to register sales of at least $5 million of such holder's common stock, subject to the discretion of our board of directors to delay the registration once in any 12-month period for up to 45 days if the board determines that the registration would be seriously detrimental to Orbitz; and

  •
  an aggregate of four registrations on Form S-3 or equivalent short-form of registration statement in any 12-month period, which any holder may exercise following the time we first qualify for the use of this form of registration with the SEC, requiring us to register sales of more than $2 million of common stock in the aggregate, subject to the discretion of our board of directors (i) to defer the registration once in any 12-month period for up to 45 days or (ii) to cause to be unusable a shelf registration statement for up to 60 days once in any 12-month period, in each case if the board determines that registration would be seriously detrimental to Orbitz.

          We have agreed to pay all expenses of any registration pursuant to the stockholders agreement, except for underwriters' discounts and commissions and applicable stock transfer taxes. However, we are not required to pay expenses in connection with a registration request made by a holder of Class B common stock if the request is withdrawn, unless there has been a material adverse change in our condition, business or prospects.

          All registration rights provided under the stockholders agreement terminate with respect to any holder of registrable securities at such time as such holder is able to sell all of its registrable securities under Rule 144 during any three-month period.

          Six months following the consummation of this offering, 27,269,809 shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock at each Class B common stock holder's option will have the foregoing registration rights.

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Nasdaq Stock Market Quotation

          Our Class A common stock has been approved for quotation on the Nasdaq Stock Market under the symbol "ORBZ."

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock.

          Upon the completion of this offering, we will have 40,055,576 shares of common stock outstanding, which includes the 12,180,000 shares of Class A common stock sold by us and the selling stockholders in this offering, 605,767 shares of additional Class A common stock and 27,269,809 shares of Class B common stock outstanding. In addition, we will have 434,782 shares of Series A non-voting convertible preferred stock outstanding, which are convertible at the option of the holder after five years from the date of issuance into the same number of shares of Class A common stock. See "Description of Capital Stock—Series A Non-Voting Convertible Preferred Stock."

          Of the outstanding number of shares after this offering, 12,180,000 shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Sales of Restricted Shares

          An aggregate of 605,767 shares of our Class A common stock and 27,269,809 shares of our Class B common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  •
  12,180,000 shares will be available for immediate sale on the date of this prospectus;

  •
  27,480,635 shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144 and 144(k); and

  •
  an additional 282,441 shares will be available for sale one year after the date of this prospectus pursuant to Rule 144.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 400,556 shares immediately after this offering; or

  •
  the average weekly trading volume of our Class A common stock on the Nasdaq Stock Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

          Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

          Securities issued in reliance on Rule 701, such as shares of Class A common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

          We intend to file registration statements on Form S-8 under the Securities Act to register approximately 8,589,897 shares of Class A common stock issuable under our stock plans. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

          Notwithstanding the foregoing, Orbitz, Inc. and our directors and officers and substantially all of our stockholders, including all of our Founding Airlines or their affiliates, and our option holders have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

Registration Rights

          After the consummation of this offering and the expiration of the lock-up period described above, the holders of 27,269,809 shares of our Class B common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, under the terms of a stockholders agreement between us and the holders of these securities.

          We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder's shares when that holder may sell those shares under Rule 144(k) of the Securities Act.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

          The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person," as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, (or the Code), Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, (or the IRS) all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

          This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  partnerships;

  •
  U.S. expatriates;

  •
  tax-exempt organizations;

  •
  tax-qualified retirement plans;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

  •
  persons that will hold common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes.

          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

          For purposes of this discussion, a U.S. person means any one of the following:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the U.S. or of any political subdivision of the U.S.;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

          If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

          In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

          A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

          We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will be treated as United States real property interests, in general, only with respect to a non-U.S. holder that holds more than 5 percent of such regularly traded common stock.

          Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

          Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

          Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

          Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

          Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

          Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

          Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current Treasury regulations.

UNDERWRITING

          Orbitz, Inc., Orbitz, LLC, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. The underwriters are obligated to purchase all of the shares if any of the shares are purchased. Subject to some conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, Legg Mason Wood Walker, Incorporated and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,029,100
Credit Suisse First Boston LLC	3,836,700
Legg Mason Wood Walker, Incorporated	548,100
Thomas Weisel Partners LLC	548,100
Allen & Company LLC	304,500
Epoch Securities, Inc.	304,500
Fidelity Capital Markets, a division of National Financial Services, LLC	304,500
J.P. Morgan Securities, Inc.	304,500

Total	12,180,000

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,827,000 shares from the selling stockholders on a pro rata basis to cover these sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act with respect to the Class A common stock.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Orbitz and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Orbitz
	No Exercise	Full Exercise
Per share	$1.625	$1.625
Total	$6,500,000	$6,500,000
Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$1.625	$1.625
Total	$13,292,500	$16,261,375

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.056 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          Orbitz, Inc. and its directors and officers and substantially all of our stockholders, including all of our Founding Airlines or their affiliates, and its option holders have agreed, subject to limited exceptions, with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

          Prior to this offering, there has been no public market for Orbitz' Class A common stock. The initial public offering price for the common stock in this offering will be negotiated among Orbitz, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Orbitz' historical performance, estimates of its business potential and its earnings prospects, an assessment of Orbitz, its management and the consideration of the above factors in relation to market valuations of companies in related businesses.

          The Class A common stock has been approved for quotation on the Nasdaq Stock Market under the symbol "ORBZ."

          In connection with the offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Orbitz; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares of Class A common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

          Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

          A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          Orbitz estimates that the total expenses of the offering, excluding underwriting discounts, will be approximately $3.6 million.

          Orbitz and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

          In the future, certain of the underwriters or their affiliates may provide Orbitz, from time to time, with other financial advisory or commercial or investment banking services, for which they will receive customary fees and commissions. On June 24, 2003, George B. Weiksner, Jr., a vice chairman of Credit Suisse First Boston LLC, was appointed as an outside director of UAL Corporation, the parent company of one of our Founding Airlines and a selling stockholder in this offering.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Certain legal matters have been passed upon for the selling stockholders by Jones Day, Chicago, Illinois.

EXPERTS

          The combined financial statements of Orbitz, Inc. and Orbitz, LLC as of December 31, 2001 and 2002, and for the period from February 24, 2000 (date of inception) through December 31, 2000, and for the years ended December 31, 2001 and 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

          The financial statements of Orbitz, Inc. and Orbitz, LLC for the period from inception, February 24, 2000 to December 31, 2000 and for the year ended December 31, 2001 were previously audited by Arthur Andersen LLP, certified public accountants. We made the determination to change accountants to KPMG LLP in connection with our decision to offer shares of our Class A common stock to the public. The decision to change accountants was approved by the board of directors of Orbitz, Inc. Arthur Andersen LLP and we mutually agreed to terminate our relationship on April 12, 2002. Arthur Andersen LLP's report on Orbitz, LLC's financial statements for the period from February 24, 2000 to December 31, 2000 and the fiscal year ended December 31, 2001 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements at any time between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. We have engaged KPMG LLP as Orbitz, Inc.'s and Orbitz, LLC's independent accountants as of April 12, 2002.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

          In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 450 Fifth St., N.W. Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1 (800) SEC-0330.

          The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

          We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

ORBITZ, INC. and ORBITZ, LLC
Index to Combined Financial Statements

Independent Auditors' Report	F-2
Combined Balance Sheets as of December 31, 2001, 2002 and September 30, 2003 (unaudited)	F-3

Combined Statements of Operations for the period from February 24, 2000 (date of inception) through December 31, 2000, for the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 (unaudited)	F-4

Combined Statements of Equity for the period from February 24, 2000 (date of inception) through December 31, 2000, the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2003 (unaudited)	F-5

Combined Statements of Cash Flows for the period from February 24, 2000 (date of inception) through December 31, 2000, the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 (unaudited)	F-6
Notes to Combined Financial Statements	F-7

Independent Auditors' Report

The Board of Directors of Orbitz, Inc. and
the Manager of Orbitz, LLC:

          We have audited the accompanying combined balance sheets of Orbitz, Inc. and Orbitz, LLC as of December 31, 2001 and 2002, and the related combined statements of operations, equity, and cash flows for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Orbitz, Inc. and Orbitz, LLC as of December 31, 2001 and 2002, and the combined results of their operations and their combined cash flows for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 17, 2003, except as to paragraph five
of note 7, which is as of May 19, 2003, and as to
note 15, which is as of November 25, 2003

ORBITZ, Inc. and ORBITZ, LLC

Combined Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
			September 30, 2003
	2001	2002
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$47,461	$56,028	$71,514
Restricted investments	5,097	1,391	1,948
Accounts receivable, net of allowances of $17, $215 and $100 as of December 31, 2001 and 2002, and September 30, 2003, respectively	2,264	4,214	11,752
Due from related parties	1,652	5,735	3,766
Prepaid expenses	3,001	3,156	3,820
Other current assets	21	942	170

Total current assets	59,496	71,466	92,970

Property and equipment, net	26,742	21,476	18,723

Long-term assets:
Restricted investments	2,668	2,338	1,605
Other assets, net	419	333	357

Total long-term assets	3,087	2,671	1,962

Total assets	$89,325	$95,613	$113,655

Liabilities and Equity
Current liabilities:
Accounts payable	$4,581	$6,107	$2,466
Accrued compensation	3,061	6,013	4,385
Accrued supplier rebates	712	1,377	1,196
Due to related parties	3,049	3,283	3,247
Accrued expenses	12,354	14,819	27,812
Deferred revenue	3,595	7,858	14,015

Total current liabilities	27,352	39,457	53,121
Long-term liabilities	960	2,253	5,501
Equity:
Preferred stock, $0.001 par value; no shares authorized as of December 31, 2001; 35,000,000 shares authorized and no shares issued and outstanding as of December 31, 2002 and September 30, 2003	—	—	—
Series A preferred stock; $.001 par value; 22,059 shares authorized, and 7,353 shares issued and outstanding as of December 31, 2001 and no shares authorized as of December 31, 2002 and September 30, 2003	—	—	—
Class A common stock, $0.001 par value; no shares authorized as of December 31, 2001; 275,000,000 shares authorized and no shares issued and outstanding as of December 31, 2002 and September 30, 2003	—	—	—
Class B convertible common stock, $0.001 par value; no shares authorized as of December 31, 2001; 300,000,000 shares authorized and 6,829 shares issued and outstanding as of December 31, 2002 and September 30, 2003	—	—	—
Class C convertible common stock, $0.001 par value; no shares authorized as of December 31, 2001; 25,000,000 shares authorized as of December 31, 2002 and September 30, 2003; 187,690 and 605,767 shares issued and outstanding as of December 31, 2002 and September 30, 2003, respectively	—	—	1
Common stock; $.001 par value; 22,082,059 shares authorized, 112,070 shares issued and outstanding as of December 31, 2001 and no shares authorized, as of December 31, 2002 and September 30, 2003	—	—	—
Class A units; 35,109,105 units authorized, issued and outstanding as of December 31, 2001; 35,877,154 units authorized, issued and outstanding as of December 31, 2002 and September 30, 2003	60,543	52,668	51,263
Class B units; 608 units authorized, issued and outstanding	3	3	3
Additional paid-in capital	802	1,329	6,318
Unearned compensation	(335)	(97)	(2,552)

Total equity	61,013	53,903	55,033

Total liabilities and equity	$89,325	$95,613	$113,655

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Combined Statements of Operations

(In thousands, except per share data)

				Nine Months Ended September 30,
	February 24, 2000 (date of inception) through December 31, 2000	Years Ended December 31,
		2001	2002	2002	2003
				(Unaudited)
Revenues, net:
Air revenues, net	$ —	$37,752	$133,870	$99,516	$113,861
Other travel revenues	—	2,557	23,249	12,554	35,218
Other revenues	—	3,094	18,391	11,916	23,064

Total revenues, net	—	43,403	175,510	123,986	172,143
Cost of revenues	—	50,077	74,435	57,731	53,570

Gross profit (loss)	—	(6,674)	101,075	66,255	118,573

Operating expenses:
Sales and marketing	7,204	51,517	72,851	54,507	83,396
Technology and development	12,436	31,747	26,530	18,875	19,953
General and administrative	22,784	14,588	19,674	14,656	16,217
Stock-based compensation*	429	976	878	670	1,007

Total operating expenses	42,853	98,828	119,933	88,708	120,573

Operating loss	(42,853)	(105,502)	(18,858)	(22,453)	(2,000)
Interest income	1,886	2,265	983	739	595

Net loss	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)

Pro forma net loss (unaudited)			$(23,548)		$(3,050)

Pro forma net loss attributable to common stockholders			$(23,887)		$(3,304)

Pro forma net loss per share (unaudited)			$(0.67)		$(0.09)

Pro forma weighted average shares (unaudited)			35,544		36,188

*Stock-based compensation:
Sales and marketing	$—	$—	$—	$—	$333
Technology and development	—	93	7	7	35
General and administrative	429	883	871	663	639

Total stock-based compensation	$429	$976	$878	$670	$1,007

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC
Combined Statements of Equity
(In thousands, except share amounts)

					Common Stock								Common Units
			Series A Preferred Stock
	Preferred Stock				Class A		Class B		Class C		Common Stock		Class A		Class B
																	Additional Paid-in Capital	Unearned Compensation
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Units	Amount	Units	Amount			Total
Balance—February 24, 2000 (date of inception)	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of preferred stock	—	—	1,865	—	—	—	—	—	—	—	—	—	—	—	—	—	6	—	6
Contributions from Founding Airlines	—	—	—	—	—	—	—	—	—	—	—	—	19,304,714	94,749	402	1	—	—	94,750
Issuance of restricted shares	—	—	—	—	—	—	—	—	—	—	97,702	—	—	—	—	—	680	(680)	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	109	109
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(40,967)	—	—	—	—	(40,967)

Balance—December 31, 2000	—	—	1,865	—	—	—	—	—	—	—	97,702	—	19,304,714	53,782	402	1	686	(571)	53,898
Issuance of preferred stock	—	—	5,488	—	—	—	—	—	—	—	—	—	—	—	—	—	16	—	16
Contributions from Founding Airlines	—	—	—	—	—	—	—	—	—	—	—	—	15,804,391	109,998	206	2	—	—	110,000
Issuance of restricted shares	—	—	—	—	—	—	—	—	—	—	14,368	—	—	—	—	—	100	(100)	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	336	336
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(103,237)	—	—	—	—	(103,237)

Balance—December 31, 2001	—	—	7,353	—	—	—	—	—	—	—	112,070	—	35,109,105	60,543	608	3	802	(335)	61,013
Issuance of bonus shares	—	—	—	—	—	—	—	—	—	—	30,262	—	—	—	—	—	211	—	211
Contributions from Founding Airlines	—	—	—	—	—	—	—	—	—	—	—	—	768,049	10,000	—	—	—	—	10,000
Restructuring	—	—	(7,353)	—	—	—	6,829	—	142,332	—	(142,332)	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	45,358	—	—	—	—	—	—	—	316	—	316
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	238	238
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,875)	—	—	—	—	(17,875)

Balance—December 31, 2002	—	—	—	—	—	—	6,829	—	187,690	—	—	—	35,877,154	52,668	608	3	1,329	(97)	53,903
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	428	—	428
Exercise of stock options	—	—	—	—	—	—	—	—	271,202	1	—	—	—	—	—	—	1,887	—	1,888
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	260	260
Purchase of shares	—	—	—	—	—	—	—	—	(3,121)	—	—	—	—	—	—	—	(41)	—	(41)
Issuance of restricted shares	—	—	—	—	—	—	—	—	150,000	—	—	—	—	—	—	—	2,715	(2,715)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,405)	—	—	—	—	(1,405)

Balance—September 30, 2003 (unaudited)	—	$—	—	$—	—	$—	6,829	$—	605,771	$1	—	$—	35,877,154	$51,263	608	$3	$6,318	$(2,552)	$55,033

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Combined Statements of Cash Flows

(In thousands)

		Year Ended December 31,		Nine Months Ended September 30,
	February 24, 2000 (date of inception) through December 31, 2000
		2001	2002	2002	2003
				(Unaudited)
Cash flows from operating activities:
Net loss	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	132	8,049	12,576	9,681	9,445
Stock-based compensation	429	976	878	670	1,007
Gain on disposal of fixed assets	—	—	—	—	(32)
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	—	(2,355)	(2,008)	(5,522)	(4,661)
Prepaid expenses and other current assets	(994)	(2,028)	924	(3,936)	383
Other assets, net	(265)	(289)	24	—	(42)
Accounts payable	2,294	2,287	1,526	2,556	(3,641)
Due to/from related parties	—	1,488	(3,791)	(5,618)	(943)
Accrued liabilities	7,928	8,199	6,293	3,912	11,184
Deferred revenue	200	3,395	4,263	6,348	6,157
Other liabilities, net	—	—	653	290	2,929

Net cash and cash equivalents provided by (used in) operating activities	(31,243)	(83,515)	3,463	(13,333)	20,381

Cash flows from investing activities:
Purchase of property and equipment	(16,549)	(18,239)	(9,248)	(7,098)	(6,917)
Purchases of restricted investments	(5,360)	(6,137)	(1,001)	(1,434)	(2,104)
Redemptions of restricted investments	—	3,732	5,037	5,244	2,279

Net cash and cash equivalents used in investing activities	(21,909)	(20,644)	(5,212)	(3,288)	(6,742)

Cash flows from financing activities:
Contributions from Founding Airlines	94,750	110,000	10,000	10,000	—
Proceeds from exercise of stock options	—	—	316	188	1,888
Purchase of restricted shares	—	—	—	—	(41)
Issuance of preferred stock	6	16	—	—	—

Net cash and cash equivalents provided by financing activities	94,756	110,016	10,316	10,188	1,847

Net change in cash	41,604	5,857	8,567	(6,433)	15,486
Cash and cash equivalents, beginning of period	—	41,604	47,461	47,461	56,028

Cash and cash equivalents, end of period	$41,604	$47,461	$56,028	$41,028	$71,514

Supplemental disclosures of cash flow information:
Issuance of shares under bonus plan	$ —	$ —	$211	$211	$ —

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Notes to Combined Financial Statements

December 31, 2002 and 2001
(amounts and disclosures applicable to
June 30, 2002 and 2003 are unaudited)

(1)    Organization and Description of Business

        The accompanying combined financial statements present the combined financial position, results of operations, and cash flows of Orbitz, Inc. and Orbitz, LLC (collectively referred to as Orbitz or the Company).

          Orbitz, LLC is a Delaware limited liability company formed on February 24, 2000. Orbitz, Inc. is a Delaware corporation formed on May 4, 2000. The original investors and founders of Orbitz, LLC and Orbitz, Inc. were Continental Airlines, Delta Air Lines, Northwest Airlines, and United Air Lines. American Airlines joined as an investor of Orbitz, LLC and Orbitz, Inc. on May 9, 2000. Collectively, these five investors are referred to as the "Founding Airlines."

          In February 2001, the Company had a limited launch of its website (Orbitz.com). In June 2001, the Company launched its website to the general public as a full service online site. The Company, through its website, offers customers booking and purchase capability for a broad selection of airlines, hotel and car rental companies, and cruise and vacation packages as well as access to travel news and other information of interest to travelers. The Company derives revenue from travel related transactions and sales of advertising on its website. The Company also licenses components of its technology to selected airlines as a platform for their websites and provides ongoing website hosting services to these airlines.

(2)    Summary of Significant Accounting Policies and Practices

  (a)    Basis of Presentation

            The accompanying financial statements present the combined financial position, results of operations, and cash flows of Orbitz, Inc. and Orbitz, LLC. Orbitz Inc.'s ownership of 7,353,333 Class C units of Orbitz, LLC has been eliminated in the combination along with all other significant intercompany transactions and balances.

  (b)    Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts, asset lives, reserve for credit card fraud losses, and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates.

  (c)    Revenue Recognition

            As more fully discussed below, the Company recognizes revenues when all of the following have occurred: persuasive evidence of an agreement with the customer exists,

  services have been performed, the fees for services performed are fixed or determinable and collectibility of the fees is reasonably assured. Generally, these criteria are considered to have been met as follows:

  •
  For air revenues, when reservations are made and secured by a credit card;

  •
  For other travel revenues, upon receipt of notification of entitlement, or payment of commissions by a third party and upon completion of stay for Orbitz Merchant Hotel; and

  •
  For other revenues, after receipt of a signed contract, as services are provided.

            Air revenues are derived from supplier transaction fees, consumer service fees, reservation system booking incentives, and Supplier Link transactions and are recorded when the reservation is made and secured with a credit card. A certain percentage of supplier transaction fees are based upon contractual agreements while the remainder are determined by the individual airlines. (See also Business Risk and Concentrations of Credit Risk in this note).

            Supplier transaction fees as a percentage of total air revenues were 46% and 32% for the years ended December 31, 2001 and 2002 and 33% and 30% for the periods ended September 30, 2002 and 2003. The Company recognizes air supplier transaction fees at the time of the booking of the reservation, net of estimated future cancellations. Consumer service fees are recognized when the customer books a reservation. The Company receives booking incentives under access agreements with reservation system providers for travel bookings made through the providers' systems. The level of incentives earned is based on contractual agreements and increases based on the annual volume of bookings achieved by the Company. These incentives are collected monthly, based on estimated annual volumes, but are recognized as revenue at the time of booking based on the applicable contractual rate and volume achieved to date.

            Other travel revenues are derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise, and vacation reservation services and revenues from Orbitz Merchant Hotel bookings. The Company recognizes supplier transaction fees on non-air bookings when travel is completed, either on receipt of commissions or on notification of entitlement by a third party and reservation system booking incentives for non-air bookings at the time of the booking of the reservation. Revenues for Merchant hotel transactions are recorded when the guest completes the stay at the net amount of the rate we charged to the guest less the amount we paid to the hotel.

            Other revenues are primarily comprised of revenue from advertising, sponsoring links on Orbitz' website, commissions from sales of various third party travel-related products on the website and Booking Engine Services. Advertising revenues are derived primarily from the delivery of advertisements on the Company's website. Advertising revenues are recognized either on display of each individual advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues from sponsoring links are recognized upon notification of entitlement from the alliance partner. The Company has received upfront payments from travel-related product vendors, which are deferred and recognized over the terms of the respective agreements.

            The Company also provides Booking Engine Services, implementation and hosting services under contracts that contain multiple deliverables. Under these contracts, the customer has the option to purchase the software underlying the hosted website at the end of the hosting term. The Company accounts for these contracts under Statement of Position (SOP) No. 97-2, Software Revenue Recognition. The Company does not have vendor specific objective evidence for any of the elements in these contracts and therefore, is unable to separately value and account for the deliverables. Accordingly, all fees received under these contracts are deferred and recognized ratably over the contract life as the services are performed.

  (d)    Booking Incentive Payments to Suppliers

            The Company is contractually obligated to pay certain of its air and car rental suppliers a percentage of the booking incentives received from the reservation system provider pertaining to that travel supplier. These amounts paid to suppliers are recorded as a component of cost of revenues.

  (e)    Cash and Cash Equivalents

            The Company considers all highly liquid debt instruments that mature within three months of the date of purchase to be cash equivalents.

  (f)    Property and Equipment

            Property and equipment are stated at cost. Depreciation is computed using the straight-line method at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Repairs and maintenance are charged to expense as incurred. Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts. The estimated useful lives are as follows:

Asset Description	Useful Life
Computer equipment and software	2-3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of life of the lease or asset

  (g)    Impairment of Long-lived Assets

            On an ongoing basis, the Company reviews long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. To date, no such events or changes in circumstances have occurred. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the carrying value of the asset to its fair market value.

  (h)    Sales and Marketing

            Sales and marketing costs consist primarily of advertising and promotional expenditures and payroll and related expenses for personnel engaged in sales and marketing activities. Advertising expenditures are expensed as incurred. Internet advertising expenses are recognized based on the terms of the individual agreements, which generally results in recognition based upon the greater of the ratio of the number of impressions delivered to the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising expenses for the periods ended December 31, 2000, 2001, and 2002 and for the nine months ended September 30, 2002 and 2003 totaled approximately $4,521,000, $40,176,000, and $64,550,000, $48,628,000 and $73,775,000, respectively.

  (i)    Technology and Development

            The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company capitalizes costs incurred in the development of the Company's main website and related applications to be used in connection with the Company's service. The cost of upgrades and enhancements are capitalized when the provisions of SOP No. 98-1 are met. Costs that are considered to be related to research and development activities, incurred during the preliminary project stage, or incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. The Company capitalized approximately $15,565,000, $13,577,000, and $5,182,000 of computer software costs in accordance with SOP No. 98-1 for the periods ended December 31, 2000, 2001, and 2002, respectively. The Company capitalized approximately $3,828,000 and $3,709,000 for the nine months ended September 2002 and 2003.

            The Company accounts for costs of developing software to be sold, leased or otherwise marketed to others in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Accordingly, costs are capitalized after technological feasibility has been reached, which generally occurs when the Company has delivered to the customer for testing an operative version of the software product that includes all major planned functionality. Technology and development costs capitalized in accordance with SFAS No. 86 were approximately $1,003,000 for the year ended December 31, 2002 and $309,000 for the nine months ended September 30, 2003. Related amortization expense was $132,000 and $234,000 for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively.

  (j)    Income Taxes

            No provision for Federal or state income taxes is recorded, as the primary operations of the Company reside in Orbitz, LLC, which is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to the Founding Airlines, pursuant to the limited liability company agreement. There have been no income or loss generating activities at Orbitz, Inc. since its inception. As a result, the Company recorded no income tax provision.

            If the Company were to terminate its LLC status, the Company would record a net deferred income tax asset related to the differences in the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2002, and at September 30, 2003, such net deferred tax asset was not material.

  (k)    Stock-based Compensation

            The Company has two stock-based compensation plans, which are more fully described in note 11. The Company accounts for these plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the measurement date, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock. Stock-based compensation expense is recognized on a straight-line basis over the vesting period of the equity award.

            The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock options granted to employees (in thousands):

	December 31,			September 30,
	2000	2001	2002	2002	2003
Net loss as reported	$(40,967)	$(103,237)	$(17,875)	$(21,714)	$(1,405)
Add stock-based compensation expense included in reported net loss	—	—	—	—	115
Less stock-based compensation determined under the provisions of SFAS No. 123	(398)	(2,365)	(2,254)	(1,471)	(1,853)

Pro forma net loss	$(41,365)	$(105,602)	$(20,129)	$(23,185)	$(3,143)

            The fair value of options granted was estimated as of the grant date, using the minimum value method. The following assumptions were used with the resulting weighted average fair values for grants in the periods ended December 31 and September 30:

	December 31,			September 30,
	2000	2001	2002	2002	2003
Dividend yield	—%	—%	—%	—%	—%
Volatility	—	—	—	—	—
Expected life	5 years	5 years	5 years	5 years	5 years
Risk-free interest rate	5.0	5.3	4.5	4.5	3.1
Weighted average fair value	$1.53	$1.59	$1.41	$1.41	$1.74

  (l)    Loyalty Points

            The Company has an agreement with a bank under which qualified customers who submit an application are issued co-branded credit cards. The Company earns revenue under the agreement based on the level of purchases under the credit cards, but is guaranteed to earn at least $500,000 per quarter over the life of the contract. Cash received in excess of amounts earned is recorded as deferred revenue.

            Additionally, cardholders earn loyalty points from the Company based on their usage of the cards. These points may be used to redeem travel discounts or air tickets on the Company's website. Because the Company does not have sufficient relevant historical data to estimate the ultimate number of points that will be redeemed, it has accrued for potential rewards assuming that all points earned will be redeemed for the maximum value.

  (m)    Start-up Costs

            In accordance with SOP No. 98-5, Reporting on the Costs of Start-up Activities, the Company has expensed all start-up costs, including organizational costs, as incurred.

  (n)    Business Risk and Concentrations of Credit Risk

            The Company operates in the online travel industry, which is a new, rapidly evolving, and competitive marketplace. Many travel suppliers such as airlines, lodging, car rental companies, and cruise operators also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites.

            A substantial portion of the Company's revenue comes from transaction fees paid by travel suppliers for bookings made through the Company's website. Air revenue from airline ticket transactions represented 87% and 76% of total revenues for the years ended December 31, 2001 and 2002 and 80% and 66% for the nine months ended September 30, 2002 and 2003.

  Air revenue consisted of the following for the periods ended December 31 and September 30 (in thousands):

	December 31,			September 30,
	2000	2001	2002	2002	2003
Transaction fees	$—	$17,361	$43,252	$32,501	$34,055
Booking incentives	—	16,367	44,017	33,691	26,347
Consumer service and other fees	—	4,024	45,461	33,171	45,579
Supplier Link transaction fees	—	—	1,140	153	7,880

Total air revenue	$—	$37,752	$133,870	$99,516	$113,861

            The Company has contractual agreements ranging from one to ten years with certain of its travel suppliers to pay specific transaction fees for bookings made through the Company's website. The remaining travel suppliers pay commissions to the Company at standard commission rates, which in certain circumstances are zero. If the remaining travel suppliers reduce or eliminate current standard commission rates, the Company's revenues could be significantly reduced.

            The Company is subject to risks and uncertainties, many of which are common to growing technology based companies, including rapid technological change, managing a high rate of growth, potential new regulations affecting internet distribution, dependence on third-party technology, new service introductions, activities of competitors, dependence on key personnel, and limited operating history. The Company is also subject to regulatory risks and uncertainties relating to its status as a travel company and from its relationships with the Founding Airlines, which compete with each other in the operations of their own businesses, among others.

            The Company's accounts receivable are from companies primarily located in the United States, which are concentrated in the travel industry, and such accounts receivable are generally unsecured. The Company maintained an allowance for potential doubtful accounts of $17,000, $215,000 and $100,000 at December 31, 2001 and 2002 and September 30, 2003, respectively.

            As part of the Company's standard agreement with airlines, much like any other travel company, the Company must pay face value to the air travel provider in the event tickets sold on its website are purchased fraudulently. The Company must also pay net rates to hotels in the event Merchant Hotel bookings sold on its website are purchased fraudulently. The Company has implemented various procedures and technologies to mitigate this risk. However, if a significant number of undetected fraudulent purchases were made through the Company's website, the Company could incur losses relating to the payments due to air travel providers and Merchant Hotel transactions of a material amount. The Company maintained a liability for charges related to fraud of $2,710,000, $2,911,000 and $2,364,000 at December 31, 2001 and 2002 and September 30, 2003, respectively. The Company estimates the liability based primarily on its historical data, but various factors could cause the ultimate amount of fraudulent charges incurred to be different from management's estimates and such differences could be material. During the second quarter of 2003, we revised our estimate of credit card fraud and reversed $562,000 of our accrual based on the results achieved by our Revenue Protection Group. During the third quarter of 2003, the Company further revised its estimate of the required fraud reserve due to continued favorable trends evidenced by lower chargebacks. As a result, the Company reduced its fraud reserve by $429,000 during the third quarter of 2003 resulting in $88,000 of net fraud expense recorded during the quarterly period.

  (o)    Interim Financial Statements

            The combined financial statements as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003, respectively, together with the financial data and other information for those periods disclosed in these notes to the combined financial statements are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

(3)    Restricted Investments

        The Company had approximately $7,765,000, $3,729,000 and $3,553,000 of restricted investments at December 31, 2001 and 2002 and September 30, 2003, respectively. These investments, primarily certificates of deposit, are restricted to secure letters of credit issued by a financial institution for the benefit of the Company. These letters of credit were primarily issued to secure certain operating leases entered into by the Company. Investments restricted for a period greater than one year from the balance sheet date are classified as long-term restricted investments.

(4)    Property and Equipment

        Property and equipment consisted of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Computer equipment and software	$30,912	$38,159	$44,571
Furniture and office equipment	1,147	1,120	1,223
Leasehold improvements	2,729	2,757	2,757

	34,788	42,036	48,551
Less accumulated depreciation and amortization	(8,046)	(20,560)	(29,828)

Property and equipment, net	$26,742	$21,476	$18,723

          The Company recorded depreciation and amortization expense related to property and equipment of $71,000, $7,975,000, and $12,514,000, for the periods ended December 31, 2000, 2001, and 2002, respectively. Approximately $9,662,000 and $9,426,000 of depreciation and amortization expense was recorded for the nine months ended September 30, 2002 and 2003, respectively.

(5)    Accrued Expenses

        Accrued expenses consisted of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Reserve for credit card fraud	$2,710	$2,911	$2,364
Reserve for debit memos	650	2,063	2,673
Accrued marketing expenses	3,303	5,912	13,318
Accrued customer service expenses	2,474	717	2,219
Accrued legal fees	440	667	2,260
Accrued merchant hotel payables	—	—	1,947
Accrued other expenses	2,777	2,549	3,031

Total	$12,354	$14,819	$27,812

(6)    401(k) Savings Plan

        The Company has a savings plan (401(k) Plan) which qualifies as a defined contribution arrangement under Sections 401(a), 401(k), and 501(a) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the payroll of the Company are eligible to participate in the 401(k) Plan.

(7)    Commitments and Contingencies

        In November 2001, the Company entered into a 10-year computer reservation system and related services agreement with Worldspan that expires in October 2011. This agreement was amended in December 2002, such that effective January 1, 2003, the Company has guaranteed certain levels of minimum net air and car segments to be booked each calendar quarter through Worldspan's computer reservation system. The agreement provides that these minimum levels will be waived if the Company cures any shortfall within the quarter or if the Company elects to book 100% of net air and car segments through Worldspan for that quarter. In the event that it falls short of the minimum net segments without curing the shortfall, the Company would be required to pay $1.78 for each segment below the specified minimum.

          The Company has entered into a license agreement for software to price and search for air fares, which commenced on July 1, 2000, and terminates in September 2007. The Company has total remaining minimum license fee obligations of $125,000 due for the remainder of 2003, $3,375,000 due in 2004, $4,000,000 due in 2005, and $4,000,000 due in 2006.

          The Company has also entered into a noncancelable advertising agreement with USA Today for the 2003 calendar year under which the Company is obligated to pay $3,417,000 during 2003. As of September 30, 2003, the Company paid $1,963,000 on this obligation. On September 2, 2003, the Company was released from this contract and has no further obligation to USA Today.

          Additionally, the Company has entered into certain outsourcing agreements with companies to provide customer service and ticket fulfillment services. Although there are no significant minimum payments under these agreements, which expire at various dates through July 2007, the Company would be required to pay significant fees under certain circumstances should it decide to terminate the agreements early.

          On October 16, 2002, Amadeus Global Travel Distribution, S.A. and Amadeus s.a.s., collectively "Amadeus," filed a complaint against the Company in the United States District Court for the District of Delaware (Court). In the lawsuit, Amadeus alleges that Orbitz' use of the ITA software in combination with GDS services from Worldspan (a competitor of Amadeus) constitutes a breach of the terms of the agreement with ITA under which the Company licenses components of the search technology it employs. Amadeus s.a.s is an express third-party beneficiary of the agreement with ITA, meaning that it has rights to enforce certain parts of that agreement. Amadeus contends that the Company has provided Worldspan with a specific type of data in violation of that agreement. Amadeus also contends that the Company has tortiously interfered with the contract between Amadeus s.a.s. and ITA, claiming that ITA was not contractually free to license its low fare searching software to the Company in light of the Company's supposed "affiliation" with Worldspan prior to the sale of Worldspan's business on July 1, 2003. Amadeus seeks an injunction prohibiting the Company's use of the ITA search technology software in combination with Worldspan's services, as well as unspecified compensatory damages and punitive damages of not less than $5 million. On May 19, 2003, the Court denied certain motions to dismiss and issued an order which bifurcated the breach of contract claims from Amadeus' other claims. Management does not believe the Company's activities have violated any rights of Amadeus, and the Company intends to defend this action vigorously. The Company is unable to predict the outcome of this case at this time given the current status of the litigation and has not recorded a liability related to this litigation.

          In addition to the matter discussed above, the Company has certain contingencies resulting from litigation, government regulation and claims, some of which are incidental to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel and the nature of the contingencies to which the Company is subject, that the ultimate disposition of these contingencies either cannot be determined at the present time or will not materially affect the Company's results of operations or financial position.

(8)    Related Party Transactions

        The Company derives revenue from its Founding Airlines from ticket distribution and customer support services. Additionally, the Company provides Booking Engine Services and other services to certain of its Founding Airlines. For the periods ended December 31, 2000, 2001, and 2002, the Company received total revenues from its Founding Airlines of approximately zero, $13,498,000, and $35,982,000, respectively. For the nine months ended September 30, 2002 and 2003, the Company received approximately $24,961,000 and $38,816,000, respectively. Receivables outstanding from the Founding Airlines were approximately zero, $2,710,000, and $3,632,000 at December 31, 2001 and 2002 and September 30, 2003, respectively.

          As discussed in note 7, the Company has an agreement with Worldspan, which was owned by Delta Air Lines, Northwest Airlines, and American Airlines or their respective affiliates. Worldspan pays the Company incentives for air and car bookings made on Orbitz' website through the Worldspan reservation system. The Company recognized revenues from Worldspan for the periods ended December 31, 2000, 2001, and 2002 in the amount of zero, $16,840,000, and $46,003,000, respectively. For the nine months ended September 30, 2002 and 2003, we recorded revenues of

$35,054,000 and $28,427,000, respectively. The related receivables outstanding from Worldspan totaled approximately $1,561,000 and $2,876,000 at December 31, 2001 and 2002, respectively. The Company also had accounts payable to Worldspan for various items totaling zero and $65,000 at December 31, 2001 and 2002. As of July 1, 2003, Worldspan is no longer owned by these airlines and therefore ceased to be a related party.

          The Founding Airlines provide Orbitz with access to the fares and rates generally available to the public and also provide certain in-kind marketing support to the Company. In return, the Company rebates to the Founding Airlines a portion of the booking incentives received from the reservation system provider. Such rebates amounted to zero, $6,067,000, and $13,903,000 for the periods ended December 31, 2000, 2001 and 2002, respectively, and are included as a component of cost of revenue in the accompanying combined statements of operations. Such rebates amounted to $10,840,000 and $8,429,000 for the nine months ended September 30, 2002 and 2003. The related payables outstanding to the Founding Airlines totaled approximately $3,049,000, $3,089,000 and $2,830,000 at December 31, 2001 and 2002, and September 30, 2003, respectively.

          On August 1, 2001, the Company entered into an alliance agreement with Hotwire, which was previously owned by our Founding Airlines or their respective affiliates, among others, to offer reciprocal co-marketing links between the Company's website and Hotwire's website. On November 5, 2003, the Founding Airlines sold their interests in Hotwire and therefore Hotwire ceased to be a related party. For the periods ended December 31, 2000, 2001, and 2002, the Company recognized other revenues of approximately zero, $1,527,000 and $5,784,000 from Hotwire, primarily for advertising on the Company's website. For the periods ended June 30, 2002 and 2003, the Company recognized approximately $4,213,000 and $5,097,000, respectively. Related receivables outstanding from Hotwire were $91,000, $149,000 and $329,000 at December 31, 2001 and 2002 and September 30, 2003, respectively. Additionally, the Company recorded sales and marketing expense related to its alliance agreement with Hotwire of approximately zero for the periods ended December 31, 2000 and 2001 and $530,000 for the period ended December 31, 2002. For the nine months ended September 30, 2002 and 2003, the Company recorded sales and marketing expense of approximately $300,000 and $841,000, respectively. Related payables outstanding were zero, $129,000 and $416,000 at December 31, 2001 and 2002 and September 30, 2003, respectively.

          The Company has an outstanding loan to the Chairman, President and Chief Executive Officer of the Company, evidenced by a promissory note and stock pledge agreement executed in 2001. The loan is secured by a pledge of 83,333 shares of common stock of Orbitz. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of December 31, 2002 and September 30, 2003, the amount outstanding was $260,000 and $264,000, respectively, and is included in other long-term assets on the accompanying combined balance sheet.

(9)    Equity

        Orbitz, LLC was authorized to issue 35,109,105 units of Class A membership interests and 608 units of Class B membership interests. During 2002, the LLC by-laws were amended to increase the number of authorized Class A membership interests to 35,877,154 units in connection with the sale of additional units to existing members.

          Class A units of Orbitz, LLC do not have voting rights and are nontransferable except with the approval of a majority of disinterested directors of the Board of Directors, or their affiliates in certain circumstances.

          Class B units of Orbitz, LLC have voting rights and are nontransferable except with the approval of a majority of disinterested directors of the Board of Directors, or their affiliates in certain circumstances.

          Losses are allocated among the Class A members and Class B members with positive adjusted capital account balances in proportion to such positive adjusted capital account balances. After all Class A members and Class B members have an adjusted capital account balance of zero, losses are allocated to all Class A members and Class B members in proportion to the total number of units of Class A and Class B interests held by each such member.

          Profits are first allocated among the Class A members and the Class B members until the aggregate profits allocated are equal to the aggregate losses. Profits are allocated among the Class A members and Class B members in the reverse order of such previous allocations of losses. The profits are then allocated to all members in proportion to their respective percentage interests.

          Prior to the restructuring discussed in note 10 below, Orbitz, Inc. was authorized to issue 22,059 shares of $0.001 par value Series A preferred stock and 22,082,059 shares of $0.001 par value common stock. Series A preferred stock was entitled to one vote and was convertible into common stock at the conversion price of $1.00011 per share. Common stock of Orbitz, Inc. was nonvoting and the holders of shares were not entitled to any preemptive right to subscribe to stock of any class.

(10)    Restructuring

        On April 10, 2002, the Company entered into a restructuring transaction to, among other things: (1) restructure the capitalization of Orbitz, Inc. to facilitate ownership by the Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC, and (3) adopt the 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by the Founding Airlines or their affiliates and issued to such Founding Airlines or their affiliates an aggregate of 6,829 shares of its Class B common stock. CANDU, Inc. was then merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of the certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. by converting all outstanding shares of Class B common stock of CANDU, Inc. into shares of Class B common stock of Orbitz, Inc., converting all outstanding shares of common stock of Orbitz, Inc. into Class C common stock of Orbitz, Inc. and canceling all outstanding shares of Series A preferred stock of Orbitz, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU, Inc. 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager.

          Orbitz, Inc. is authorized to issue capital stock consisting of 635,000,000 shares, each with a par value of $0.001 per share, of which: 35,000,000 shares are designated as preferred stock, 275,000,000 shares are designated as Class A common stock, 300,000,000 shares are designated as Class B common stock, and 25,000,000 shares are designated as Class C common stock. In addition, the Class B common stock consists of the following five series: 60,000,000 shares are designated as Series B-AA common stock, 60,000,000 shares are designated as Series B-CO common stock, 60,000,000 shares are designated as Series B-DL common stock, 60,000,000 shares are designated as Series B-NW common stock, and 60,000,000 shares are designated as Series B-UA common stock.

          As of the restructuring, there were no shares of preferred stock issued and outstanding, no shares of Class A common stock issued and outstanding, 1,787 shares of Series B-AA common stock issued and outstanding, 942 shares of Series B-CO common stock issued and outstanding, 1,250 shares of Series B-DL common stock issued and outstanding, 1,063 shares of Series B-NW common stock issued and outstanding, 1,787 shares of Series B-UA common stock issued and outstanding, and 142,332 shares of Class C common stock issued and outstanding.

          The board of directors is authorized to issue up to an aggregate of 35,000,000 shares of preferred stock in one or more series and to fix or alter the designations; preferences; rights; and any qualifications, limitations, or restrictions of the shares of each such series.

          Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders, including the election of the Class A directors, except as provided in the Company's certificate of incorporation, bylaws, or otherwise required by law.

          Holders of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of the stockholders. However, each holder of Class B common stock is only entitled to one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class. Upon such time as any holder of Class B common stock together with its affiliates ceases to own 2,421,360 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization, or other event), such holder's voting power will be reduced to one vote per share of Class B common stock. Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 15% of outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or fewer than two unaffiliated persons who separately possess a majority of the voting power of two or more separate series of Class B common stock are entitled to supervoting rights, then all holders of Class B common stock will have their voting power reduced to one vote per share of Class B common stock.

          Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.

          Upon liquidation, dissolution, or the winding-up of Orbitz, Inc., the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference.

          Upon a contribution by the airline investors of their membership units in Orbitz, LLC to Orbitz, Inc. in exchange for common stock of Orbitz, Inc. (IPO Exchange), each share of Class C common stock will automatically be converted into one share of Class A common stock. The Class C common stock has no vote in any matter, except as required by law.

          A new measurement date for stock awards occurred as a result of the restructuring transaction. Total compensation expense related to this new measurement date is approximately $35,466,000. Compensation expense on vested awards will be recognized upon consummation of the IPO Exchange. Compensation on unvested stock awards will be recognized on a go-forward basis from that date over the remaining vesting periods. These amounts have and may continue to change due to forfeitures of stock awards. As of September 30, 2003, the total charge was reduced to $33,502,000 due to such forfeitures.

          The equity of Orbitz, LLC was not changed as a result of the restructuring transaction and is as described in note 9.

(11)    Stock-based Compensation

        In May 2000, the board of directors of Orbitz, Inc. adopted the 2000 Stock Plan (the 2000 Plan). The 2000 Plan was amended in June 2001, increasing the amount of shares of common stock available for grant to 7,353,333. Under the terms of the 2000 Plan, options may be granted to employees, consultants, and directors. Typically, options granted to employees vest ratably over three to four years, and generally expire ten years from the date of grant. Shares issued under the 2000 Plan may be subject to right of first refusal, repurchase options, or other conditions and restrictions as determined by the board of directors. In connection with the restructuring discussed in note 10, shares available for grant were frozen such that no further shares may be issued under this plan. Options forfeited under the 2000 Plan are added to the shares available for grant under the 2002 Plan discussed below. Total options outstanding under the 2000 Plan as of the restructuring were 3,609,542.

          In April 2002, the Company adopted the 2002 Stock Option Plan (the 2002 Plan). Options granted under the 2002 Plan generally expire 10 years from issuance and vest over four years, with 25% vesting one year from grant date and the remainder vesting ratably over the next three years. In May 2002, the Company increased the number of shares available under the 2002 Plan such that there are 5,446,916 shares reserved for issuance under the 2002 Plan.

          The following table summarizes the Orbitz, Inc. stock option activity:

	Number of shares	Weighted average exercise price per share
Outstanding at inception, February 24, 2000	—	$—
Granted	1,567,833	6.96

Outstanding at December 31, 2000	1,567,833	6.96
Granted	4,322,750	6.96
Canceled	(398,680)	6.96

Outstanding at December 31, 2001	5,491,903	6.96
Granted	444,167	8.88
Exercised	(45,358)	6.96
Canceled	(248,019)	7.05

Outstanding at December 31, 2002	5,642,693	7.11

Granted	715,833	16.68
Exercised	(271,202)	13.44
Canceled	(182,828)	7.44

Outstanding at September 30, 2003	5,904,496	$7.86

Exercisable at December 31, 2000	—	$—
Exercisable at December 31, 2001	624,834	6.96
Exercisable at December 31, 2002	2,616,568	6.96
Exercisable at September 30, 2003	3,498,028	7.02

          The following table summarizes information about all stock options outstanding at December 31, 2002:

Exercise price	Options outstanding	Options exercisable	Weighted average remaining contractual life (years)
$6.96	5,505,193	2,616,568	8.08
$13.02	137,500	—	9.78

          During 2000 and 2001, Orbitz, Inc. granted 97,702 and 14,368 shares of restricted common stock, respectively, to certain officers of the Company. The fair market value of these shares at the date of grant was $6.96. These shares vest over a period ranging from nine to thirty-six months. The Company recorded, as a reduction of equity, approximately $680,000 during 2000 and $100,000 during 2001 of unearned compensation relating to the issuance of these shares. The Company recognized approximately $109,000, $336,000 and $238,000 of compensation expense as of December 31, 2000, 2001, and 2002, respectively, to reflect the vesting of these shares.

Approximately $190,000 and $97,000 of compensation expense was recognized for the nine months ended September 30, 2002 and 2003.

          During 2002, the Company issued 30,262 shares of Class C common stock to certain employees in lieu of cash payment for their bonus. The Company recorded related compensation expense of approximately $211,000 on the date of issuance.

          During 2003, Orbitz, Inc. granted 150,000 shares of restricted common stock to certain officers of the Company. The fair market value of these shares at the date of grant ranged from $13.02 to $13.98, and the Company recorded $1,862,000 of unearned compensation related to this issuance as a reduction of equity. Compensation expense is being recorded equally over the forty-eight month vesting period.

          The Company is obligated to pay to the Company's Chairman, President, and Chief Executive Officer, in cash, an amount calculated by multiplying 83,333 by the difference between $30.00 and the fair market value of the Company's common stock (if less than $30.00) at the earlier of three years from the date of grant or 30 days after an initial public offering of Orbitz, Inc. shares. The difference between $30.00 and the fair value at date of grant is being recognized as compensation expense over three years. For the periods ended December 31, 2000, 2001 and 2002, the Company recognized $320,000, $640,000, and $640,000 respectively, of compensation expense related to this agreement. For the nine months ended September 30, 2003 the Company recognized the remaining $320,000 of compensation expense.

(12)    Lease Obligations

        The Company has entered into leasing arrangements for office space, computer hardware, and various types of networking equipment. These leases expire at various dates in the future through November 2012. Total rent expense for the periods ended December 31, 2000, 2001, and 2002, and September 30, 2003 was approximately $1,528,000, $9,884,000, $9,370,000 and $3,969,000, respectively.

          As of December 31, 2002, the future minimum lease payments due under noncancelable operating leases were as follows (in thousands):

Year ending December 31:
2003	$2,972
2004	1,894
2005	1,206
2006	1,242
2007	1,279
Thereafter	6,870

Total minimum lease payments	$15,463

(13)    Reclassifications

        Certain amounts in the 2001 and 2000 combined financial statements have been reclassified to conform to the 2002 presentation.

(14)    Pro Forma Net Loss and Net Loss per Share (unaudited)

        As a result of the April 2002 restructuring (Note 10), a new measurement date occurred on April 10, 2002 for all stock awards. Pro forma net loss includes approximately $5,673,000 and $1,645,000 of stock compensation expense for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which relates to the modification of stock awards in connection with the restructuring. This expense will begin to be recorded upon the earlier of one day prior to the IPO Exchange or consummation of an IPO. Compensation expense included in pro forma net loss has been computed over the remaining vesting period of the modified options as if the IPO occurred on January 1, 2002. Not reflected in the pro forma net loss is the nonrecurring compensation expense of $25,977,000 which will be recognized at the time of the offering related to vested stock awards. These amounts may change due to forfeitures.

          Pro forma net loss per share is based on the weighted average number of shares of common stock outstanding after giving effect to the restructuring discussed in Note 10, the stock split discussed in Note 15 and the conversion of 35,877,762 member units to 8,180,000 shares of Class A common stock, 27,262,980 shares of Class B common stock and 434,782 shares of Series A non-voting convertible preferred stock prior to the consummation of an IPO. Pro forma weighted average shares include 605,767 shares of Class C common stock, which automatically convert to Class A common stock upon the consummation of the IPO Exchange. Common stock equivalents, including outstanding stock options, have been excluded from pro forma weighted average shares as their inclusion would be antidilutive.

(15)    Subsequent Events

        On November 25, 2003, the Company filed an amended and restated certificate of incorporation reflecting a 1-for-3 reverse split of Orbitz, Inc. common stock and Orbitz, LLC common units and revised their authorized capital shares to include 310 million shares of common stock. The accompanying financial statements give retroactive effect to the reverse stock split for all periods presented.

DELIVERING VALUE TO CONSUMERS AND SUPPLIERS

TRANSACTIONS
CONSUMER FRIENDLY
• Easy to use
• Proactive and personalized customer care
• Unbiased display of air fares
ORBITZ
SUPPLIER BENEFITS
• Access to a wide consumer base
• Innovative technology platform
• Unbiased display of air fares
• Low distribution costs
DIRECT RELATIONSHIPS WITH SUPPLIERS

First Online Agency to Create a Corporate Travel Program
ORBITZ FOR BUSINESS
First Online Agency to Link Directly to Air Supplier Inventories
BRINGING INNOVATION TO ONLINE TRAVEL
First Matrix-Based Online Package Booking Tool
SEARCH BY:
Best value
Lowest price
Hotel name
Star rating
First Online Agency to Use Search Technology Not Dependent on Traditional Mainframe Systems

ORBITZ
Your Travel Mission Accomplished.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including January 10, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

12,180,000 Shares

Orbitz, Inc.

Class A Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

Legg Mason Wood Walker
Incorporated

Thomas Weisel Partners LLC

Representatives of the Underwriters

QuickLinks

  Filed Pursuant to Rule 424(b)(1) File Number: 333-88646 File Number: 333-111248
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
CORPORATE HISTORY AND RESTRUCTURING
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
ORBITZ, INC. and ORBITZ, LLC Index to Combined Financial Statements
Independent Auditors' Report
ORBITZ, Inc. and ORBITZ, LLC Combined Balance Sheets (In thousands, except share and per share amounts)
ORBITZ, Inc. and ORBITZ, LLC Combined Statements of Operations (In thousands, except per share data)
ORBITZ, Inc. and ORBITZ, LLC Combined Statements of Cash Flows (In thousands)
ORBITZ, Inc. and ORBITZ, LLC Notes to Combined Financial Statements